Information contained herein is subject to completion or amendment. A Registration Statement on Form 10 relating to these securities has been filed with the United States Securities and Exchange Commission under the United States Securities Exchange Act of 1934, as amended.

Exhibit 99.1

PRELIMINARY AND SUBJECT TO COMPLETION, DATED APRIL 30, 2008

INFORMATION STATEMENT

EXPLANATORY NOTE: THE PROCTER & GAMBLE COMPANY, OR P&G, INTENDS TO EXIT ITS COFFEE BUSINESS BY SEPARATING THE FOLGERS COFFEE COMPANY, OR FOLGERS, IN A MANNER THAT MEETS P&G’S GOALS TO MAXIMIZE VALUE TO P&G SHAREHOLDERS, MINIMIZE P&G’S EARNINGS PER SHARE DILUTION AND EFFECT THE SEPARATION IN A TAX-EFFICIENT MANNER. THE STRUCTURE P&G SELECTS TO EFFECT THE SEPARATION WILL BE DETERMINED BASED UPON MARKET CONDITIONS AT THE TIME OF THE SEPARATION. ACCORDINGLY, DEPENDING UPON MARKET CONDITIONS AT THE TIME OF THE SEPARATION, P&G CURRENTLY EXPECTS THAT THE SEPARATION WILL MOST LIKELY BE EFFECTED BY AN EXCHANGE OFFER OR A PRO-RATA DIVIDEND (“SPIN-OFF”).

THE FOLGERS COFFEE COMPANY

P&G intends to separate its coffee business into a stand-alone public company. This information statement is being furnished to shareholders of P&G to provide them with information in connection with the separation of Folgers from P&G. Following the separation, Folgers will operate independently from P&G. To effect the separation and to provide a framework for Folgers’ relationship with P&G following the separation, Folgers and P&G will enter into a separation agreement, a transition services agreement and other ancillary agreements, the material terms of which are described in this information statement.

Folgers is currently a wholly owned subsidiary of P&G and, accordingly, there is currently no trading market for Folgers common stock. Folgers will apply for listing of its common stock on the New York Stock Exchange under the symbol “FOL.”

In reviewing this information statement, you should carefully consider the risk factors beginning on page 16.

No approval by P&G shareholders for the separation or any other transaction described herein is required or being sought. Folgers is not asking P&G shareholders for a proxy, and P&G shareholders are requested not to send Folgers a proxy.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

This information statement is not an offer to sell, or a solicitation of an offer to buy, any securities.

The date of this information statement is                     , 2008.

This information statement is being furnished solely to provide information to P&G shareholders. It is not, and is not to be construed as, an inducement or encouragement to buy or sell any Folgers securities. Folgers believes that the information contained in this information statement is accurate as of the date set forth on the cover page. Changes may occur after that date, and Folgers will not update the information except as may be required by applicable law or regulation.

This information statement contains references to some of Folgers’ owned or licensed trademarks, trade names and service marks, including Folgers®, Folgers Gourmet Selections® and, in connection with its exclusive licensing agreement with Dunkin’ Donuts LLC to sell packaged coffee in the grocery stores, drug stores, mass merchandisers and club stores retail channels (excluding Dunkin’ Donuts® locations), Dunkin’ Donuts®. All of the marks and names of Folgers included in this information statement are either Folgers’ registered trademarks or those of its licensors.

All descriptions of Dunkin’ Donuts® and the exclusive licensing agreement with Dunkin’ Donuts LLC included in this information statement have been prepared by Folgers and not by Dunkin’ Donuts LLC or any of its affiliates.

HELPFUL INFORMATION

As used in this information statement, unless otherwise stated herein or the context otherwise provides:

•	“at-home” means packaged coffee products purchased for consumption at home or to be carried away from home.

•	“away-from-home” means coffee products purchased outside of the home.

•	“brick packaging” means a form of packaged roast and ground coffee in which the coffee is vacuum packed in the form and consistency of a brick to retain freshness for extended periods of time.

•

“customer” means Folgers’ direct customers, including grocery stores, drug stores, mass merchandisers, club stores and dollar stores as well as commercial businesses, such as foodservice, offices, convenience stores and quick service and casual dining restaurants.

•	“consumer” means a coffee drinker, including an at-home consumer.

•	“Folgers” means The Folgers Coffee Company, a Delaware corporation, and its consolidated subsidiaries.

•	“foodservice” means institutional foodservice outlets such as sporting arenas, hotels, hospitals, universities, nursing homes and cafés located within places of work.

•	“gourmet” means premium roast and ground or whole bean coffee sold in bag or bulk format as opposed to canister format.

•	“green coffee beans” means raw coffee beans that have not been roasted.

•

“market share” means the share of the U.S. retail packaged coffee market estimated by P&G based on the retail distribution channels in which Folgers competes using P&G’s internally developed, proprietary analytical modeling system. Market share data is determined by combining U.S. market share data from ACNielsen and/or Information Resources, Inc. (“IRI”) with additional sales data purchased from a representative group of retailers, household panel data and P&G internal analytical models to create P&G’s best estimate of the total U.S. retail packaged coffee market. In calculating market share, Folgers defines the U.S. retail packaged coffee market as packaged coffee sold in grocery stores, drug stores, mass merchandisers, club stores and dollar stores, but not packaged coffee sold in coffee shops or other foodservice establishments, health/natural food stores, gourmet stores, convenience stores and various other channels.

•	“market share on a volume basis” means market share as measured by P&G based on servings of coffee that can be made from various forms of coffee products.

•	“market share on a sales basis” means market share as measured by P&G based on sales in dollars to the customer.

•	“P&G” means The Procter & Gamble Company, an Ohio corporation, and its consolidated subsidiaries.

•

“retail” or “retail market” means packaged coffee sold in grocery stores (e.g., Kroger, Supervalu, Albertsons), drug stores (e.g., CVS, Walgreens), mass merchandisers (e.g., Wal-Mart), club stores (e.g., Costco, Sam’s Club) and dollar stores (e.g., Family Dollar) and does not include prepared or ready-to-drink products or other coffee products sold in coffee shops or other foodservice establishments or coffee products sold commercially.

•	“single serve” means coffee products for single cup use, as opposed to multi-cup use, such as Folgers Instant®, Folgers Singles®, Folgers Cappuccino® and Folgers Pods®.

•	“volume” means servings of coffee that can be made from various forms of coffee products.

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MARKET AND INDUSTRY DATA

Unless otherwise specified in this information statement, all industry and market share data included in this information statement is based on P&G’s market research and internally developed, proprietary analytical modeling system as well as statistical data obtained or derived from independent market research firms. Some of these third-party firms, such as ACNielsen, IRI and Datamonitor plc (“Datamonitor”), categorize data differently than Folgers. Market share data is used by P&G in order to standardize market share information across different products and retail channels and is regularly used by Folgers’ management in the analysis of its coffee business. Folgers’ market share data is not publicly available industry information and is not used by Folgers’ competitors in analyzing their businesses. While Folgers has no reason to believe any third-party information is not reliable, Folgers has not independently verified this information. Unless otherwise stated in this information statement, all market share data for Folgers in this information statement refers to “market share” as defined under “Helpful Information.”

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QUESTIONS AND ANSWERS ABOUT THE SEPARATION

The following questions and answers briefly address some commonly asked questions about the separation. Folgers encourages you to read carefully the entire information statement, including this section of the information statement.

1. Why has P&G decided to separate Folgers from P&G?

P&G intends to separate its coffee business in order, among other things, to enable P&G to focus its management and financial resources on P&G’s continuing brands where P&G believes it can add more value. P&G’s goals in the separation are maximizing the value to P&G’s shareholders, minimizing P&G’s earnings per share dilution and effecting the separation in a tax-efficient manner. Although no decision has been made, given these goals, the separation will most likely be effected either through an exchange offer or a spin-off, depending on market conditions at the time of the separation.

P&G determined the separation of Folgers from P&G to be in the best interests of P&G and its shareholders. The principal factors considered by P&G in making the determination to effect the separation were:

•	the relative sales, earnings and cash flow growth rates of Folgers and P&G’s other businesses;

•	the dilutive effect of the separation on P&G’s future earnings per share;

•	the tax effects of the separation on P&G and its shareholders; and

•

the ability of each of P&G’s and Folgers’ management to concentrate on the expansion and growth of their respective businesses following the separation, allowing each to pursue the development strategies most appropriate to its respective operations.

The separation is expected to benefit Folgers and its future stockholders. The coffee business operates with attractive operating margins and is a strong cash generator. As a stand-alone company, the coffee business will be Folgers’ sole priority and will receive greater focus from its management and, accordingly, will be better able to tailor its strategies to the specific needs of the coffee business.

2. What will happen in the separation?

Prior to the separation, P&G will transfer its coffee business and related assets and liabilities to Folgers and Folgers will assume P&G’s coffee business and related assets and liabilities. In connection with the separation, P&G and Folgers will enter into various agreements establishing the terms of the separation. These agreements will include a transition services agreement in which P&G will agree to provide certain services to Folgers for a limited period of time following the separation in order to facilitate Folgers’ transition to a stand-alone public company. See “The Separation” and “The Separation Documents.”

3. Has P&G decided how to effect the separation?

No. P&G has not yet decided how it will effect the separation, but currently anticipates that it most likely will be as an exchange offer or a spin-off. In an exchange offer, P&G shareholders would have the option to exchange some, none, or all of their shares of P&G common stock for shares of Folgers common stock. P&G shareholders who exchange their shares of P&G common stock would no longer own the exchanged shares of P&G common stock and the number of P&G’s outstanding shares of common stock would be reduced by the number of shares of P&G common stock exchanged for shares of Folgers common stock. In a spin-off, all P&G shareholders would receive a pro rata distribution of shares of Folgers common stock and P&G shareholders would retain all of their shares of P&G common stock. Accordingly, the number of shares of P&G common stock outstanding would not change in a spin-off.

P&G will publicly announce its decision as to how it intends to effect the separation prior to the separation. If P&G elects to effect the separation as an exchange offer, this information statement will be amended to, among other things, reflect information about P&G, the terms of the exchange offer and the procedures for the tender and exchange of shares of P&G common stock for shares of Folgers common stock. If P&G elects to effect the separation as a spin-off, this information statement will be amended to reflect any additional terms of the spin-off, including any conditions to the spin-off.

4. What will P&G shareholders be entitled to receive in the separation?

If P&G elects to effect the separation as an exchange offer, P&G will determine the terms of the exchange offer, including the maximum number of shares of P&G common stock that will be accepted for exchange in the separation, the minimum number of shares of P&G common stock that must be validly tendered in order for P&G to consummate the separation, the total number of shares of Folgers common stock that will be offered in the exchange offer and the method for determining the number of shares of Folgers common stock that will be issued in exchange for each validly tendered share of P&G common stock.

If P&G elects to effect the separation as a spin-off, P&G shareholders will receive as a pro rata dividend for each share of P&G common stock they own on the record date, a number of shares of Folgers common stock equal to the total number of shares of Folgers common stock held by P&G on the dividend payment date, divided by the total number of shares of P&G common stock outstanding on the record date for such dividend.

5. If the separation is effected as an exchange offer, will all the shares of P&G common stock that I tender be accepted in the exchange offer?

Not necessarily. Depending on the number of shares of P&G common stock validly tendered in the exchange offer and not properly withdrawn, P&G may have to limit the number of shares of P&G common stock that it accepts in the exchange offer through a proration process. Any proration of the number of shares of P&G common stock accepted in the exchange offer will be determined in a manner to be described in an amendment to this information statement.

6. Can holders of P&G preferred stock participate in the exchange offer or spin-off?

Whether P&G elects to effect the separation as an exchange offer or a spin-off, only holders of P&G common stock will be entitled to tender their shares of P&G common stock (in the case of an exchange offer) or receive shares of Folgers common stock (in the case of a spin-off). However, if a holder of P&G preferred stock which is convertible into shares of P&G common stock desires to participate in the separation transaction, that person would need to convert his or her shares of P&G convertible preferred stock into shares of P&G common stock in order to become a holder of P&G common stock prior to the expiration of the exchange offer (in the case of an exchange offer) or record date (in the case of a spin-off) in order to be able to participate in the separation.

7. Will P&G distribute fractional shares of Folgers common stock in the separation?

No fractional shares of Folgers common stock will be issued in the separation. Fractional shares of Folgers common stock allocable to any P&G shareholders will be aggregated. The exchange agent or transfer agent, as applicable, will sell the whole shares in the open market or otherwise on behalf of P&G shareholders and will distribute the net proceeds from this sale, after deducting any required withholding taxes and brokerage charges, commissions and transfer taxes, to P&G shareholders that would otherwise be entitled to receive a fractional share of Folgers common stock.

8. Has P&G set a record date in the event it elects to effect a spin-off?

No. If P&G elects to effect the separation as a spin-off, P&G will publicly announce the record date for the distribution of shares of Folgers common stock when it has been determined and will update this information statement to include this information.

9. What should P&G shareholders do now?

P&G shareholders should carefully read this information statement, which contains important information about the Folgers business and the separation. P&G shareholders are not required, and will not be asked, to take any action to approve the separation.

If the separation is effected as an exchange offer, P&G will determine the procedures for the tender and the exchange of shares of P&G common stock for shares of Folgers common stock, and this information statement will be amended as necessary to describe those procedures.

If the separation is effected as a spin-off, P&G shareholders will not be required to surrender their shares of P&G common stock in the separation, and they should not send their P&G share certificates to P&G or to the transfer agent.

10. What are the material U.S. federal income tax consequences to P&G shareholders resulting from the separation?

P&G will receive an opinion from Cadwalader, Wickersham & Taft LLP, special tax counsel to P&G, to the effect that the separation, together with certain related transactions, should qualify for U.S. federal income tax purposes as a reorganization under sections 355 and 368 of the Internal Revenue Code of 1986, as amended (the “Code”), and P&G’s shareholders should recognize no gain or loss with respect to the separation, except for any such gain or loss attributable to the receipt of cash in lieu of fractional shares of Folgers common stock. It is a condition to the separation that such opinion not be withdrawn. The opinion will be based on, among other things, certain assumptions and representations as to factual matters made by P&G which, if incorrect or inaccurate in any material respect, would jeopardize the conclusions reached by special tax counsel in its opinion. The opinion will not be binding on the Internal Revenue Service (the “IRS”) or the courts, and the IRS or the courts may not agree with the opinion. P&G is not aware of any facts or circumstances that would cause the assumptions or representations to be relied upon in the opinion of special tax counsel to be untrue or incomplete in any material respect.

You should note that P&G does not intend to seek a ruling from the IRS as to the U.S. federal income tax treatment of the separation. Assuming that the separation, together with certain related transactions, qualifies for U.S. federal income tax purposes as a reorganization under sections 355 and 368 of the Code, P&G’s shareholders will not recognize any gain or loss for U.S. federal income tax purposes upon the receipt of shares of Folgers common stock in the separation, except for any such gain or loss attributable to the receipt of cash in lieu of fractional shares of Folgers common stock.

If, notwithstanding the receipt of an opinion of special tax counsel, the separation was determined to be a taxable transaction, each P&G shareholder who receives shares of Folgers common stock in the separation would generally be treated as receiving a taxable distribution equal to the fair market value of the Folgers common stock received by the shareholder and/or recognizing taxable gain equal to the difference between the fair market value of the Folgers common stock received by the shareholder and its tax basis in the P&G common stock exchanged therefor. P&G would generally recognize taxable gain equal to the excess of the fair market value of the consideration received by P&G from Folgers in the separation over P&G’s tax basis in the assets transferred to Folgers.

The material U.S. federal income tax consequences of the separation are described in more detail under “The Separation—Material U.S. Federal Income Tax Consequences of the Separation.”

YOU SHOULD CONSULT YOUR OWN TAX ADVISOR FOR A FULL UNDERSTANDING OF THE TAX CONSEQUENCES TO YOU OF THE SEPARATION.

11. What shareholder approvals are needed in connection with the separation?

None. No vote of P&G shareholders is required or will be sought in connection with the separation or any other transaction described in this information statement, regardless of whether the separation is effected as an exchange offer or a spin-off.

12. Is P&G obligated to proceed with the separation?

No. P&G may elect, in its sole discretion, not to proceed with the separation. In the event that P&G elects to proceed with the separation through an exchange offer, P&G may elect not to proceed with the exchange offer at any time prior to the commencement of the exchange offer for any reason, including unfavorable market conditions. Once an exchange offer has commenced, P&G’s obligation to complete the exchange offer will be subject to the satisfaction of certain conditions, and P&G may elect not to consummate the exchange offer prior to the time all such conditions are satisfied or if any of those conditions are not satisfied. In the event that P&G elects to effect the separation as an exchange offer, this information statement will be amended to, among other things, describe the conditions to P&G’s obligation to complete the exchange offer. In the event that P&G elects to proceed with the separation as a spin-off, P&G may elect not to proceed with the spin-off at any time prior to the date on which the dividend is declared. The structure of the separation will be dependent upon market conditions at the time of the separation.

13. When will the separation occur?

P&G currently expects to complete the separation during the July to December 2008 period. However, it is possible that factors outside P&G’s control could delay the completion of the separation or result in a decision by P&G to terminate its plans to complete the separation.

14. Will the number of shares of P&G common stock I own change as a result of the separation?

If P&G elects to effect the separation as an exchange offer, the number of shares of P&G common stock that you own will be decreased by the number of your shares of P&G common stock that are validly tendered and accepted in the exchange offer in exchange for shares of Folgers common stock.

If P&G elects to effect the separation as a spin-off, the number of shares of P&G common stock that you own will not change as a result of the separation.

15. Where will the shares of Folgers common stock be listed?

Folgers will apply for listing of its shares of common stock on the New York Stock Exchange under the symbol “FOL.”

16. Are there risks associated with the separation?

Yes. You should consider all of the information in this information statement, including the factors described under the heading “Risk Factors.” You are strongly encouraged to read this entire information statement very carefully.

17. Whom should I call if I have questions about the separation?

You may ask questions about the separation by contacting P&G at (513) 983-2414. To request additional copies of this information statement or other documents relating to the separation, without charge, please call P&G at (800) 742-6253. You can also write to The Procter & Gamble Company, Shareholder Services Department, One Procter & Gamble Plaza, Cincinnati, Ohio 45202.

SUMMARY

Unless otherwise stated in this information statement or the context otherwise provides, the description of Folgers and the coffee business contained in this information statement is based on the assumption that P&G’s coffee business assets and liabilities have been transferred to Folgers. This summary does not contain all of the information that may be important to you. You should carefully read this entire information statement and the other documents to which it refers to more fully understand the Folgers business and the separation. See “Where You Can Find More Information.”

Folgers’ fiscal year begins on July 1 and ends on the following June 30. For example, “fiscal 2007” began on July 1, 2006 and ended on June 30, 2007. For an explanation of the term “market share” as used in this information statement, please see “Helpful Information” and “Industry—The Coffee Market in which Folgers Competes.”

Overview of the Folgers Business

Folgers is the leading producer of retail packaged coffee products in the United States with a broad portfolio of products sold primarily under its flagship Folgers brand. Folgers primarily engages in sourcing, blending and roasting green coffee beans and packaging, marketing and distributing quality branded coffee products. These coffee products are sold in a variety of different packaging and coffee product formats, including roast and ground, whole bean and single serve coffee products. In 2007, Folgers’ packaged products had an approximate 40% market share on a volume basis and an approximate 36% market share on a sales basis in the United States. For the fiscal year ended June 30, 2007 and for the six months ended December 31, 2007, Folgers generated combined net sales of $1,643.8 million and $936.7 million, respectively, and operating income of $318.7 million and $212.8 million, respectively.

Folgers, through its 158 year history, has developed an in-depth understanding of coffee consumers, strong brand loyalty, blending and roasting expertise, a legacy of innovation and a commitment to operational excellence. Folgers is the leading supplier of packaged coffee in each of the primary retail channels in which it competes: grocery stores (e.g., Kroger, Supervalu, Albertsons), drug stores (e.g., CVS, Walgreens), mass merchandisers (e.g., Wal-Mart), club stores (e.g., Costco, Sam’s Club) and dollar stores (e.g., Family Dollar).

The following is a summary of various facts about Folgers’ key retail product offerings:

Folgers:

•	#1 U.S. retail packaged coffee brand by sales and volume in 2007

•	#1 U.S. retail packaged coffee item by units sold in 2007 (the 39 oz. Folgers Classic Roast)

•	#1 U.S. retail instant packaged coffee brand by sales and volume in 2007

•	#1 U.S. retail decaffeinated packaged coffee brand by sales and volume in 2007

Folgers Gourmet Selections:

•	Launched in August 2006, marking the Folgers brand’s first significant entry into the gourmet category, with nine different café-inspired flavors

•	Generated over $40 million of net sales in fiscal 2007 and over $21 million of net sales in the first six months of fiscal 2008

Dunkin’ Donuts® licensed retail packaged coffee products:

•

Launched in August 2007 under an exclusive licensing agreement for retail sales in the grocery stores, drug stores, mass merchandiser and club stores retail channels (excluding Dunkin’ Donuts® locations)

•	Generated over $60 million in net sales from August through December 2007

Folgers roasts approximately 600 million pounds of coffee per year at its state-of-the-art production facilities. Folgers’ principal facilities are in New Orleans, Louisiana, with additional production and packaging facilities in Kansas City, Missouri and Sherman, Texas. All of its coffee products are produced from high quality Arabica and Robusta coffee beans that are roasted for maximum flavor using proprietary roasting technology.

Folgers’ business consists of three segments: Retail, Commercial and Millstone. The Retail segment includes roast and ground coffee products, such as Folgers Classic Roast® and Folgers Coffee House Series®, and single serve coffee products, such as Folgers Instant, Folgers Singles, Folgers Cappuccino and Folgers Pods. The Retail segment also includes gourmet roast and ground coffee products, such as Folgers Gourmet Selections, which was introduced in August 2006, and Dunkin’ Donuts® licensed retail packaged coffee products, which Folgers began producing and distributing through certain retail outlets in August 2007, under an exclusive licensing agreement with Dunkin’ Donuts LLC. For the fiscal year ended June 30, 2007 and for the six months ended December 31, 2007, the Retail segment generated net sales of $1,368.5 million and $818.6 million, respectively, and operating income of $359.4 million and $198.9 million, respectively.

The Commercial segment includes packaged roast and ground coffee products sold to foodservice, offices, convenience stores and quick service and casual dining restaurants. For the fiscal year ended June 30, 2007 and for the six months ended December 31, 2007, the Commercial segment generated net sales of $113.7 million and $59.4 million, respectively, and operating income of $13.6 million and $7.5 million, respectively.

The Millstone segment includes Millstone® gourmet roast and ground and whole bean coffee products. Millstone’s products are primarily sold in packaged and bulk whole bean form through its direct store delivery system. Millstone also produces private label brands sold in packaged and bulk whole bean form by various retailers, such as Brothers (sold by Publix and King Soopers) and Veneto’s (sold by Wal-Mart). For the fiscal year ended June 30, 2007 and for the six months ended December 31, 2007, the Millstone segment generated net sales of $161.6 million and $58.7 million, respectively, and an operating loss of $54.3 million and operating income of $6.4 million, respectively.

Competitive Strengths

Superior Brand Equity. Folgers is among the most iconic consumer products brands and one of the most well-known names in coffee in the United States, having the highest levels of unaided consumer awareness of the leading national retail coffee brands. Folgers’ management believes that the “Best Part of Wakin’ Up is Folgers in Your Cup” advertising campaign is among the most memorable consumer brand marketing campaigns in the United States, creating powerful emotional connections with consumers since 1984. Folgers devotes significant resources to research and understand its consumers, customers and the retail coffee market to guide its investment strategies for new coffee innovations and branding, advertising and pricing decisions.

Strong Market Leader. Folgers is the largest retail coffee roaster in the United States. Folgers is the number one retail coffee brand based on volume and sales in the United States with market shares of 40% and 36%, respectively, in 2007. Folgers is also the number one retail instant packaged coffee brand based on sales and volume and the number one retail decaffeinated packaged coffee brand based on sales and volume in the United States in 2007.

History of Market Leading Product Innovation. Over Folgers’ long history of innovation, Folgers has repeatedly developed new coffee products and technologies that have transformed the retail coffee product portfolio across the industry. For example:

•	In 1968, Folgers introduced Folgers Crystals instant coffee, improving the quality of instant coffee products then available.

•	In 1977, Folgers led the first major yield improvement of at-home coffee products, resulting in the ability to brew the same number of consistent quality cups from fewer green coffee beans.

•	In 1984, Folgers introduced Folgers decaffeinated coffee, quickly becoming the market leader in the retail decaffeinated coffee category.

•	In 2003, Folgers introduced the AromaSeal™ plastic canister, replacing the metal can that had been used for years for roast and ground coffee products.

•	In 2006, Folgers introduced Simply Smooth™, a less acidic coffee product made for sensitive stomachs.

Industry Leading Production Capability, Operational Scale and Excellence. Folgers’ management believes Folgers’ facilities, operational efficiencies and scale provide Folgers with state-of-the-art sourcing and production capabilities. Folgers also has proprietary core competencies in formulation, blending and roasting techniques, which management believes have enabled Folgers to enhance product quality and have generated significant savings for Folgers in recent years.

Significant, Stable Cash Flow. Folgers generated an operating margin of 19.4% in fiscal 2007, compared to 9.6% for the S&P Mid-Cap Food Products Index in the twelve months ended June 30, 2007. The profitability of Folgers’ business combined with its modest capital expenditure requirements have historically enabled it to generate strong and stable cash flow. In fiscal 2005, 2006 and 2007 and for the six months ended December 31, 2007, Folgers generated $232.8 million, $182.7 million, $248.5 million and $136.6 million, respectively, of cash flow from operating activities. This steady cash flow is expected to create stockholder value by enabling Folgers to invest in the business, reduce debt and return capital to stockholders.

Experienced Management Team. Folgers’ senior management team has extensive experience in the branded food and beverage industry and many have substantial experience in the retail coffee industry as P&G employees. In particular, Folgers’ President and Chief Executive Officer, James P. Egasti, has worked for P&G for almost 29 years, 23 of which were in the food and beverage unit that includes P&G’s retail coffee business. Folgers’ management team has a broad range of experience in brand management, production and distribution, and has strong industry relationships. In addition, key Folgers managers and technical coffee specialists possess substantial coffee knowledge and experience.

Business Strategies

Continue to Focus on Core Folgers Brand. The Folgers brand continues to be the most prominent brand in Folgers’ portfolio. Folgers intends to continue to grow its leading market share in the packaged roast and ground and single serve coffee categories by continuing to promote its core Folgers coffee products and introducing new Folgers roast and ground products to appeal to evolving consumer preferences. Folgers also intends to continue to focus on quality, superior branding driven by its in-depth consumer understanding and a continued stream of product, packaging and marketing innovations.

Improve Sales Capability. Folgers coffee products are currently sold by an internal P&G sales team that generally sells multiple products together. Folgers intends to modify this sales strategy. Following the separation,

Folgers will increase its focus on certain retail channels that are important to its coffee business, including the grocery channel, where management believes Folgers’ market share is currently underdeveloped and which accounted for 42% of Folgers’ net sales in fiscal 2007. Folgers will utilize third-party sales brokers with customer dedicated sales teams and sales personnel dedicated to selling Folgers products to key grocery customers. Folgers will also maintain an internal sales team to service its largest customers. Folgers expects that its ability to operate independently from P&G will provide opportunities to offer more flexible programs to other retail customers in order to increase sales and further grow its market share.

Capitalize on Gourmet Coffee Opportunities. Folgers views the higher margin gourmet coffee market as a significant growth opportunity, as this market is growing faster than the balance of the retail coffee category. Folgers seeks to continue to focus on its Folgers Gourmet Selections and Dunkin’ Donuts® licensed retail packaged coffee products by using its in-depth consumer understanding, strong brands and leading products as well as production and packaging innovation capability. Folgers plans to continue to encourage core Folgers consumers to trade up to higher margin Folgers Gourmet Selections products as their retail gourmet coffee of choice and to support Dunkin’ Donuts® licensed retail packaged coffee products’ strong performance in retail channels.

Leverage Operational Expertise and Reduce Costs. Folgers plans to leverage its expertise in product and packaging innovation to continue to consistently offer high quality products while reducing costs and enhancing profitability. In 2008, Folgers expects to again lead the industry by implementing a new formulation that provides operational cost savings for Folgers. This proprietary technology will allow Folgers to offer the same number of consistent quality cups of coffee in a 10.5 oz. canister as can currently be brewed from the current 13 oz. canister. Folgers also intends to leverage its operational expertise to reduce its supply chain costs.

Create a Profitable Business in the Foodservice Channel Behind the Strength of Folgers Branded Coffee Products. Foodservice coffee, both prepared and packaged, is expected to grow at an 8.4% compound annual growth rate from 2006 to 2011 according to Datamonitor. Folgers estimates the market opportunity for coffee roasters in the foodservice market to be approximately $4.0 billion. Leveraging opportunities across both the retail and foodservice markets was historically difficult since P&G has operated its retail and foodservice coffee operations as separate businesses. Following the separation, Folgers will have the opportunity to more effectively target and serve foodservice customers interested in offering their consumers branded away-from-home coffee products.

Risks Related to Folgers and the Separation

Folgers’ business and strategy are subject to risks that are generally associated with the coffee industry, as well as risks associated with becoming a stand-alone public company. For example, any change in demand or consumer preferences related to coffee products or the loss of a key customer could adversely affect Folgers’ profitability. The cost of green coffee beans is subject to significant volatility; an increase in the cost of green coffee beans or a decrease in their availability could impact Folgers’ operating margins and profitability.

Folgers’ growth strategy for its gourmet products includes increasing sales of Folgers Gourmet Selections and Dunkin’ Donuts® licensed retail packaged coffee products by expanding the scope of its gourmet product offerings and increasing marketing efforts. The inability to successfully implement this growth strategy may lead to additional expenses without the realization of additional revenue or profitability. Additionally, Folgers has no experience as, and some of Folgers’ management has limited experience managing, a public company. After the separation from P&G and the expiration of the transition services to be provided by P&G, Folgers will no longer have access to P&G’s resources.

For additional risks relating to Folgers’ business, the coffee industry and the separation, see “Risk Factors.”

The Separation

Background and Reasons for the Separation

P&G determined the separation of Folgers from P&G to be in the best interests of P&G and its shareholders. The principal factors considered by P&G in making the determination to effect the separation were:

•	the relative sales, earnings and cash flow growth rates of Folgers and P&G’s other businesses;

•	the dilutive effect of the separation on P&G’s future earnings per share;

•	the tax effects of the separation on P&G and its shareholders; and

•

the ability of each of P&G’s and Folgers’ management to concentrate on the expansion and growth of their respective businesses following the separation, allowing each to pursue the development strategies most appropriate to its respective operations.

It is anticipated that Folgers will be recapitalized in connection with the separation. In partial consideration for the assets of the coffee business that will be transferred from P&G to Folgers, Folgers will:

•

issue additional shares of Folgers common stock to P&G, which, together with the shares of Folgers common stock issued to P&G at the time of Folgers’ incorporation, will be distributed by P&G in the exchange offer or a spin-off as described in this information statement;

•	issue Folgers debt securities to P&G in an amount equal to approximately $ million; and

•	pay a cash dividend of approximately $ million to P&G.

Folgers also expects to enter into third-party borrowing arrangements in connection with the separation.

Relationship of P&G and Folgers After the Separation

Following the separation, Folgers will be a stand-alone public company. In connection with the separation, Folgers and P&G will enter into an agreement that provides for the separation of P&G’s coffee business from P&G. In addition, Folgers and P&G will enter into a transition services agreement governing the provision of various services by P&G to Folgers and several ancillary agreements in connection with the separation. See “The Separation Documents.”

Expected Financial Impact of the Separation on Folgers

Until the separation, P&G performed and will continue to perform significant corporate and operational functions for Folgers, as well as for its other businesses. Folgers’ combined financial statements reflect an allocation of these costs. Expenses allocated to Folgers include costs related to human resources, legal, treasury, insurance, accounting, internal audit and other services. Folgers will incur costs which it expects will be greater than historically allocated levels to replace some of these functions following the separation. In addition, as a stand-alone public company, Folgers will incur costs relating to its public reporting and compliance obligations.

In addition, following the separation, P&G has agreed to provide transition services to Folgers relating to information technology; distribution, including product warehousing, logistical planning, product supply/contract management and order, shipping and billing management; data sharing, including data and contract management and report generation; accounting, including treasury and banking; and certain other administrative matters, including consumer relations and employee payroll and benefits administration. These services will be provided under the transition services agreement described in “The Separation Documents—Transition Services Agreement.” Because these services will only be provided for a limited period of time after the separation, Folgers intends to develop the capabilities to perform these services or make alternative arrangements for these services.

As part of P&G, Folgers participated in P&G’s cash management system. Following the separation, Folgers expects its future working capital will be provided by cash flow from operations and third-party borrowings.

Separation as an Exchange Offer

If P&G decides to effect the separation as an exchange offer, P&G will determine the terms of the exchange offer, including the maximum number of shares of P&G common stock that will be accepted for exchange in the exchange offer and the number of shares of Folgers common stock that will be offered in exchange for each validly tendered share of P&G common stock.

No fractional shares of Folgers common stock will be delivered to P&G shareholders. P&G shareholders who otherwise would be entitled to receive a fraction of a share of Folgers common stock will be entitled to receive the net proceeds, after deducting any required withholding taxes and brokerage charges, commissions and transfer taxes, of the sale of this fractional share on their behalf by the exchange agent on the open market or otherwise.

Separation as a Spin-off

If P&G elects to effect the separation as a spin-off, P&G shareholders will receive a dividend in respect of each share of P&G common stock they own on the record date. It is currently estimated that P&G shareholders will be entitled to receive              shares of Folgers common stock for each              shares of P&G common stock that they own as of the record date for the separation. The number of shares of P&G common stock outstanding may, however, decrease as a result of any repurchases of shares of P&G common stock pursuant to P&G’s existing share repurchase plan or increase as a result of issuances of shares of P&G common stock subsequent to the date hereof, which would impact the total number of shares of Folgers common stock each P&G shareholder would receive in a spin-off. See also “The Separation—Description of the Separation—Determination of the Number of Shares of Folgers Common Stock per P&G Common Share—Separation as a Spin-off.”

No fractional shares of Folgers common stock will be delivered to P&G shareholders. P&G shareholders who otherwise would be entitled to receive a fraction of a share of Folgers common stock will be entitled to receive the net proceeds, after deducting any required withholding taxes and brokerage charges, commissions and transfer taxes, of the sale of this fractional share of Folgers common stock on their behalf by the transfer agent on the open market or otherwise.

Accounting Treatment

In either the exchange of shares of P&G common stock for shares of Folgers common stock in an exchange offer or the distribution of shares of Folgers common stock in a spin-off, Folgers will record assets and liabilities received from P&G at the historical cost to P&G.

Market Prices

P&G currently owns all outstanding shares of Folgers common stock and, accordingly, no market exists for shares of Folgers common stock. Folgers will apply to list its shares of common stock on the New York Stock Exchange under the symbol “FOL.”

Regulatory Approval

No material regulatory approvals are required to be obtained by P&G or Folgers to effect the separation. In the event of an exchange offer, certain acquisitions of shares of Folgers common stock in an exchange offer may require a pre-merger notification filing under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, or the

Hart-Scott-Rodino Act. Unless an exemption under the Hart-Scott-Rodino Act or regulations applies, if a P&G shareholder elects to participate in any exchange offer and in so doing would acquire enough shares of Folgers common stock to exceed the $63.1 million threshold in the Hart-Scott-Rodino Act and associated regulations, that P&G shareholder and Folgers would be required to make filings under the Hart-Scott-Rodino Act. In this circumstance, the shareholder would be responsible to pay the applicable filing fee. If a P&G shareholder is required to make a filing under the Hart-Scott-Rodino Act and the waiting period under the Hart-Scott-Rodino Act relating to that filing has not expired or been terminated prior to the completion of the exchange offer, that P&G shareholder will not be able to participate in the exchange offer.

Material U.S. Federal Income Tax Consequences of the Separation

P&G will receive an opinion from Cadwalader, Wickersham & Taft LLP, special tax counsel to P&G, to the effect that the separation, together with certain related transactions, should qualify for U.S. federal income tax purposes as a reorganization under sections 355 and 368 of the Code, and P&G’s shareholders should recognize no gain or loss with respect to the separation, except for any such gain or loss attributable to the receipt of cash in lieu of fractional shares of Folgers common stock. It is a condition to the separation that such opinion not be withdrawn. The opinion will be based on, among other things, certain assumptions and representations as to factual matters made by P&G which, if incorrect or inaccurate in any material respect, would jeopardize the conclusions reached by special tax counsel in its opinion. The opinion will not be binding on the IRS or the courts, and the IRS or the courts may not agree with the opinion. P&G is not aware of any facts or circumstances that would cause the assumptions or representations to be relied upon in the opinion of special tax counsel to be untrue or incomplete in any material respect.

You should note that P&G does not intend to seek a ruling from the IRS as to the U.S. federal income tax treatment of the separation. Assuming that the separation, together with certain related transactions qualifies for U.S. federal income tax purposes as a reorganization under sections 355 and 368 of the Code, P&G’s shareholders will not recognize any gain or loss for U.S. federal income tax purposes upon the receipt of shares of Folgers common stock in the separation, except for any such gain or loss attributable to the receipt of cash in lieu of fractional shares of Folgers common stock.

Notwithstanding the opinion from P&G’s special tax counsel, the IRS could determine that the separation should be treated as a taxable transaction, in which case, P&G and its shareholders will be subject to tax. See “Risk Factors—Risks Relating to the Separation—If the separation, together with certain related transactions, does not qualify as a reorganization, tax could be imposed on both P&G and its shareholders.”

Tax matters are complicated, and the tax consequences of the separation to you will depend on the facts of your own situation. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR FOR A FULL UNDERSTANDING OF THE TAX CONSEQUENCES TO YOU OF THE SEPARATION. The material U.S. federal income tax consequences of the separation are described in more detail under “The Separation—Material U.S. Federal Income Tax Consequences of the Separation.”

Summary Historical and Unaudited Pro Forma Combined Financial Data

Folgers’ combined financial statements reflect the historical financial position, results of operations and cash flow of the coffee business to be transferred to Folgers by P&G. P&G did not account for Folgers as, and Folgers was not operated as, a stand-alone public company for the periods presented. Folgers’ financial statements have been “carved out” from P&G’s consolidated financial statements and reflect assumptions and allocations made by P&G. The combined historical financial statements do not fully represent what Folgers’ financial position, results of operations and cash flow would have been had Folgers been a stand-alone public company during the periods presented. Folgers has not made adjustments to reflect significant changes that will occur in Folgers as a result of Folgers’ separation from P&G, including changes in Folgers’ capital structure and increased costs associated with being a stand-alone public company. As a result, the historical financial information is not necessarily indicative of what Folgers’ results of operations, financial position and cash flow will be in the future.

Folgers’ combined balance sheet data presented below as of June 30, 2007 and 2006 and statement of income data for the three fiscal years ended June 30, 2007, 2006 and 2005 have been derived from the Folgers’ audited combined financial statements, included elsewhere in this information statement. Folgers’ selected combined financial data presented below as of December 31, 2007 and for the six month periods ended December 31, 2007 and 2006 have been derived from Folgers’ unaudited combined financial statements included elsewhere in this information statement, which have been prepared on a basis consistent with Folgers’ audited combined financial statements. In the opinion of management, such unaudited financial statements reflect all adjustments, consisting only of normal and recurring adjustments, necessary for the fair presentation of the interim periods. The summary combined financial data below is not necessarily indicative of the results that may be expected for a full year or any future period.

The unaudited pro forma financial information of Folgers presented below has been derived from Folgers’ combined balance sheet data as of December 31, 2007 and 2006 and Folgers’ combined statement of income data for the fiscal year ended June 30, 2007 and six months ended December 31, 2007. The unaudited pro forma financial information should be read in conjunction with “Selected Financial Data,” “Pro Forma Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Folgers’ historical combined financial statements and notes thereto included elsewhere in this information statement.

The unaudited pro forma adjustments are based on available information and certain assumptions that Folgers’ management believes are reasonable. The unaudited pro forma financial information is for illustrative and informational purposes only and is not intended to represent or be indicative of Folgers’ future performance, what Folgers’ results of operations or financial position would have been if it had been operated as a stand-alone public company during the periods presented or if the transactions contemplated by the separation and related transactions had actually occurred as of July 1, 2006 for purposes of the statement of income and as of December 31, 2007 for purposes of the balance sheet.

The unaudited pro forma financial information of Folgers has been prepared to reflect adjustments to Folgers’ historical financial information and to give effect to the following, each as described in more detail elsewhere in this information statement:

•

the issuance of              shares of Folgers common stock to P&G in connection with the separation, the payment of a $             cash dividend to P&G in connection with the separation and the $            of debt incurred under new financing arrangements and the associated interest expense and other financing costs;

•

the additional estimated costs associated with the transition services being provided by P&G following the separation, less the costs allocated to those activities reflected in the historical financial statements of Folgers; and

•	the addition of new sales capabilities resulting from the use of third-party sales brokers and certain in-house capabilities, and the reduction of the previously allocated sales capabilities.

	Historical		Pro Forma	Historical			Pro Forma
	Six Months Ended December 31,		Six Months Ended December 31,	Fiscal Years Ended June 30,			Fiscal Year Ended June 30,
dollars in millions, except per share data	2007	2006	2007	2007	2006	2005	2007

Statement of Income Data:
Net sales	$936.7	$860.5	$	$1,643.8	$1,497.3	$1,446.6	$
Cost of products sold	619.1	540.5		1,025.5	951.4	813.8

Gross margin	317.6	320.0		618.3	545.9	632.8

SG&A	104.8	149.0		241.7	288.4	270.2
Goodwill impairment	—	57.9		57.9	—	—

Operating income	212.8	113.1		318.7	257.5	362.6
Interest expense	0.5	0.9		1.7	1.8	2.0

Earnings before income taxes	212.3	112.2		317.0	255.7	360.6
Income taxes	77.5	47.6		134.3	94.9	134.1

Net income	$134.8	$64.6	$	$182.7	$160.8	$226.5	$

Pro forma net income per share — basic (1)	—	—		—	—	—
Balance Sheet Data:
Total assets	$697.8		$	$618.1	$655.9	$667.4	$
Debt due within one year (2)	3.2			8.1	9.5	9.9
Long-term debt	6.4			6.7	7.7	10.1
Long-term deferred income tax liabilities	43.4			40.6	38.8	44.5
Total equity	456.8			453.8	471.6	473.9

Statement of Cash Flows Data:
Cash provided by (used in):
Operating activities	$136.6	$154.5	$	$248.5	$182.7	$232.8	$
Investing activities	(3.5)	(27.1)		(44.7)	(39.3)	(26.6)
Financing activities	(133.1)	(127.4)		(203.8)	(143.4)	(206.2)
Depreciation and amortization expense (3)	15.9	14.5		31.5	42.0	30.7
Capital expenditures	8.7	28.8		42.4	42.7	36.0
Other Financial Data:
EBITDA (4)	$228.7	$127.6	$	$350.2	$299.5	$393.3	$

(1)	The number of shares used to compute net income per share — basic is , which is the number of shares of Folgers common stock assumed to be outstanding on the date of the separation.

(2)	Represents capital lease obligations.

(3)	Represents Folgers’ total depreciation and amortization expense as reflected on its combined statements of cash flow. Depreciation and amortization expense in Folgers combined statements of income are reflected in various line items including cost of products sold and SG&A.

(4)	EBITDA is a financial measure not prepared in accordance with generally accepted accounting principles in the United States, or GAAP, and is defined as net income before interest expense, interest income, provision for income taxes, depreciation and amortization. EBITDA is used by Folgers’ management to gauge operating performance. EBITDA is not, and should not, be used as a substitute for net income as determined in accordance with GAAP. Management considers it an important supplemental measure of its operating performance and believes it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in the branded food and beverage industry. However, EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of Folgers results as reported under GAAP. Other companies may calculate EBITDA differently than Folgers limiting its usefulness as a comparative measure. A reconciliation of EBITDA to GAAP net income appears below.

	Historical		Pro Forma	Historical			Pro Forma
	Six Months Ended December 31,		Six Months Ended December 31,	Fiscal Year Ended June 30,			Fiscal Year Ended June 30,
	2007	2006	2007	2007	2006	2005	2007
Net income	$134.8	$64.6	$	$182.7	$160.8	$226.5	$
Interest expense	0.5	0.9		1.7	1.8	2.0
Income taxes	77.5	47.6		134.3	94.9	134.1
Depreciation and amortization expense	15.9	14.5		31.5	42.0	30.7

EBITDA	$228.7	$127.6	$	$350.2	$299.5	$393.3	$

The comparability of Folgers’ results of operations in the periods presented above is affected by the impact of Hurricane Katrina, which resulted in a substantial decline in Folgers’ combined net sales for the first six months of fiscal 2006 and certain one-time expenses in fiscal 2006. Folgers’ results of operations also reflect booked insurance receipts with respect to property damage and related business interruption aggregating $93.3 million ($27.3 million in the first six months of fiscal 2008; $32.8 million in fiscal 2007; $33.2 million in fiscal 2006). These insurance receipts were recorded in SG&A. The comparability of Folgers’ results of operations in these periods is also impacted by a $57.9 million goodwill impairment charge recorded in the first six months of fiscal 2007 with respect to Millstone. As a result, Folgers’ combined historical financial data is not necessarily comparable on a period-to-period basis. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Information about P&G

The Procter & Gamble Company

One Procter & Gamble Plaza

Cincinnati, Ohio 45202

(513) 983-1100

P&G was incorporated in Ohio in 1905, having been built from a business founded in 1837 by William Procter and James Gamble. P&G manufactures and markets a broad range of consumer products in approximately 180 countries throughout the world. P&G has one of the strongest portfolios of trusted, quality, leadership brands, including Pampers®, Tide®, Ariel®, Always®, Whisper®, Pantene®, Mach3®, Bounty®, Dawn®, Gain®, Pringles®, Folgers®, Charmin®, Downy®, Lenor®, Iams®, Crest®, Oral-B®, Actonel®, Duracell®, Olay®, Head & Shoulders®, Wella®, Gillette®, and Braun®. As of December 31, 2007, P&G owned and operated 39 manufacturing facilities in the United States located in 23 different states. In addition, as of December 31, 2007, P&G owned and operated 102 manufacturing facilities in 42 other countries. Many of the domestic and international facilities produce products for multiple P&G business units.

Information about Folgers

The Folgers Coffee Company

6210 Center Hill Road

Cincinnati, Ohio 45202

(513) 782-9000

Folgers was formed in December 2007 to facilitate the separation of the P&G coffee business as a stand-alone public company. Prior to the separation, Folgers has conducted, and will only conduct, activities incidental to the separation. The assets and liabilities of P&G’s coffee business will be transferred to Folgers in connection with the separation.

RISK FACTORS

You should carefully consider each of the following risks and all of the other information contained in this document. The occurrence of one or more of the events described below could have a material adverse effect on the business, prospects, financial condition, results of operations and/or cash flow, as well as the investment profile, of Folgers. In such a case, the market price of shares of Folgers common stock may decline and you could lose all or part of your investment in Folgers. Furthermore, other unknown or unexpected economic, business, competitive, regulatory, geopolitical or other factors could also have a material adverse effect on Folgers.

Risks Relating to Folgers and the Coffee Industry

Because Folgers’ business is highly dependent upon coffee products, any change in demand or consumer preferences related to coffee products in the United States could materially adversely affect Folgers’ revenues and profitability.

Folgers’ business is focused on one product category: coffee products. Folgers’ operations consist of sourcing, blending and roasting green coffee beans and packaging, marketing and distributing various coffee products, including roast and ground coffee and instant coffee.

Demand for Folgers’ products in the United States is affected by various factors, including:

•	consumer tastes and preferences, including the trend to away-from-home coffee products;

•	competing retail coffee and other beverage products;

•	perceived or actual health risks;

•	brand loyalty;

•	demographic trends; and

•	national, regional and local economic conditions.

Because of Folgers’ reliance on coffee products, any decrease in demand for the sale of coffee products, and in particular packaged coffee, in the United States would harm Folgers’ business and could materially adversely affect Folgers’ revenues and operating results. Folgers’ results of operations depend substantially upon its ability to continue to conceive, design, source and market new products and upon continuing market acceptance of its existing and future products, including the new products in the roast and ground and gourmet markets. If new products do not meet with market acceptance, the value of Folgers’ brands and its sales and profitability could be impaired.

Consumer preferences often change, moving from one trend to another among many product or retail concepts. Continuing shifts in consumer preferences away from coffee generally or to other coffee products, such as ready-to-drink and prepared products in the away-from-home market, would have a material adverse effect on Folgers’ financial condition and results of operations. Folgers’ continued success will depend in part on its ability to anticipate, identify and respond quickly to changing consumer preferences.

Increases in cost and decreases in availability of green coffee beans could impact Folgers’ profitability and growth.

The cost of green coffee beans is subject to significant volatility. In the last three fiscal years, the cost of green coffee beans represented between 50% and 60% of Folgers’ cost of products sold. Changes in the price or availability of green coffee beans could have a material adverse effect on Folgers’ financial condition and results of operations and cash flow.

Coffee is a traded commodity, and coffee prices and supply are subject to significant volatility beyond Folgers’ control and can be affected by a number of factors including:

•	weather patterns in coffee producing countries;

•	domestic and worldwide economic and political conditions, including the relative strength or weakness of the U.S. dollar;

•	general economic conditions that make commodities more or less attractive investment options; and

•

attempts to establish commodity price controls through quotas or supply restrictions by coffee-producing countries and certain organizations and associations, such as the International Coffee Organization or the Association of Coffee Producing Countries.

Similarly, decreased production of high quality green coffee beans could adversely affect Folgers’ business. A supply shortage of green coffee beans may result in beans becoming unavailable or more expensive. Folgers may not be able to pass through cost increases to its customers because of the competitive nature of the coffee industry. If Folgers is unable to pass increased coffee costs to its customers, its profitability will suffer accordingly. Even if Folgers is able to pass through increased costs to its customers, its operating margin will decrease. In addition, sudden decreases in the costs of green coffee beans could force Folgers to reduce sales prices before realizing cost savings in its inventory, which also negatively affects profitability. Additionally, as a result of price increases, consumers could move from the purchase of higher-priced branded products to lower-priced store brands or other products, thereby negatively affecting Folgers’ financial condition and profitability.

If Folgers’ hedging policy is not effective, Folgers may not be able to manage its coffee costs and could be forced to pay more for green coffee beans, reducing its profitability.

Historically, Folgers has used short-term coffee futures and options contracts to hedge the effects of volatile green coffee bean prices. Folgers has typically entered into hedging arrangements for periods of less than one year. As a result, these hedging arrangements do not afford Folgers full protection against the volatility of changes in the price of green coffee beans. No hedging strategy can completely eliminate pricing risks for green coffee beans. Folgers generally remains exposed to loss when prices change significantly in a short period of time. Folgers’ hedging strategy and practices may not adequately offset the risks of coffee bean price volatility and could result in losses.

The loss of any of Folgers’ key customers or a material change in customer relationships could negatively affect its revenues and decrease Folgers’ earnings.

Folgers sells a significant portion of its products to a relatively limited number of customers. Sales to Wal-Mart in fiscal 2007 represented 29% of Folgers’ combined net sales. Folgers’ top ten customers represented 61% of Folgers’ combined net sales in the same period. Folgers does not typically enter into long-term contracts with its customers. Instead, Folgers’ customers make purchase decisions based on a combination of price, product quality, consumer demand, customer service performance and trade promotions. Maintaining key customer relationships is dependent upon many factors and the loss of, or reduction in sales to, these customers could negatively affect Folgers’ revenues and decrease Folgers’ earnings.

Higher energy costs and other factors affecting the cost of producing and distributing Folgers’ products could adversely affect Folgers’ financial results.

Folgers relies on natural gas, diesel and plastic resins for the production, packaging and distribution of its coffee products and Folgers cannot always pass cost increases of these resources through to its customers. Substantial future increases in prices for, or shortages of, these resources would have a material adverse effect on Folgers’ results of operations and financial condition. Additionally, as a result of increases of Folgers’ product prices to offset higher input costs, consumers could move from the purchase of higher priced branded products to lower priced store brands or other products, thereby negatively affecting Folgers’ financial condition and profitability.

Folgers’ continued success depends substantially on consumer perceptions of the Folgers brand.

Sales of Folgers brand products generally represent a significant portion of Folgers’ combined net sales. Folgers believes that maintaining and continually enhancing the value of its Folgers brand is critical to Folgers’ continued success. Brand value is based in large part on consumer perceptions and Folgers’ success in promoting and enhancing its brand value depends in large part on its ability to provide high quality products. Folgers’ brand value could diminish significantly as a result of a number of factors, such as if Folgers fails to preserve the quality of its products, if Folgers is perceived to act in an irresponsible manner, if Folgers otherwise receives negative publicity, if Folgers fails to deliver a consistently positive consumer experience or if Folgers products become unavailable to consumers. If Folgers’ brand value is diminished, Folgers’ revenues and operating results could be materially adversely affected. In addition, anything that adversely affects the Dunkin’ Donuts® brand could adversely affect the success of Folgers’ exclusive licensing agreement with Dunkin’ Donuts LLC.

Folgers’ growth strategy for its gourmet products may not perform as expected.

Folgers’ growth strategy for its gourmet products includes increasing sales of Folgers Gourmet Selections products and Dunkin’ Donuts® licensed retail packaged coffee products, expanding the scope of its gourmet products offerings and increasing its sales and marketing efforts. This growth strategy for Folgers’ gourmet products exposes Folgers to a number of risks, including the following:

•	increased marketing efforts require additional expense to generate business;

•	new product offerings may compete with existing products;

•	expanding the scope of the gourmet product offerings requires additional expense and may require Folgers to enter into new markets and compete with additional competitors;

•	Folgers’ ability to address the challenges in the Millstone business; and

•	increased strain on Folgers’ managerial, operational, financial and other resources.

Folgers’ ability to innovate and execute in these areas will determine the extent to which it can achieve its growth strategy in the gourmet market. If there is any failure by Folgers to properly execute upon its strategy, Folgers may not realize additional revenue or profitability from its efforts and it may incur additional expenses. Similarly, if Folgers’ relationship with Dunkin’ Donuts LLC is no longer successful or if the licensing agreement is terminated, Folgers’ revenues and profitability could be adversely affected. In addition, Folgers may lose market share if consumers purchase gourmet coffee products from Folgers’ competitors.

If there is a significant interruption in the operation of any of Folgers’ facilities, Folgers may not have the capacity to service its customers in a timely manner, thereby reducing its revenues and earnings.

A significant interruption in the operation of any of Folgers’ roasting, warehouse or distribution facilities, particularly the facilities in New Orleans where approximately 80% of Folgers’ production capacity is located, whether as a result of a natural disaster or other causes, could significantly impair Folgers’ ability to operate its business. For example, in August 2005, Hurricane Katrina caused catastrophic damage to the New Orleans area. Following the hurricane, production at Folgers’ New Orleans facility was interrupted for approximately two months, resulting in a significant decline in Folgers’ revenues for the first half of fiscal 2006. If there were another significant interruption in the operation of one of Folgers’ facilities, Folgers may not be able to quickly or successfully repair or adequately staff the facility or attract and retain employees. If that were to happen, Folgers may not have the capacity to service all of its customers from its other operating facilities and may lose business to its competitors. As a result, Folgers’ revenues and earnings could be materially adversely affected.

Consolidation in the retail industry could adversely affect Folgers’ sales and profitability.

As the consolidation trend among Folgers’ retail customers continues and its customers, including mass merchandisers, consolidate, grow larger and become more sophisticated, they may have greater leverage to demand lower pricing, increased promotional programs or special packaging. Meeting these demands could adversely affect Folgers’ profitability. If Folgers fails to effectively respond to customer demands, Folgers’ sales and profitability could be adversely affected.

If Folgers loses its key personnel, its revenues and profitability could suffer.

Folgers’ success will depend substantially upon the services of James P. Egasti, its President and Chief Executive Officer, who has worked for P&G for almost 29 years, 23 of which were in the food and beverage unit that includes P&G’s retail coffee business. Additionally, Folgers also will depend to a large degree on other employees with extensive or specialized coffee industry experience, including those with expertise in sourcing, buying, blending and roasting green coffee beans. Folgers’ ability to source and purchase a sufficient supply of high quality green coffee beans and to blend and roast green coffee beans consistent with its quality standards could suffer if Folgers loses the services of these individuals. If Folgers were to lose any of its key employees, its financial condition and results of operations could be adversely affected.

Folgers’ proprietary brands, packaging designs and roasting methods are essential to the value of its business and the inability to protect these could harm the value of its brands and adversely affect its sales and profitability.

The success of Folgers’ business depends significantly on its brands, know-how and other intellectual property. Folgers relies on a combination of trademarks, service marks, trade secrets, patents, copyrights and similar rights to protect its intellectual property. The success of Folgers’ growth strategy depends on its continued ability to use its existing trademarks and service marks in order to maintain and increase brand awareness and further develop its brand. If Folgers’ efforts to protect its intellectual property are not adequate, or if any third party misappropriates or infringes on its intellectual property, the value of Folgers’ brand may be harmed, which could have a material adverse effect on its business. From time to time, Folgers is engaged in litigation to protect its intellectual property, which could result in substantial costs to Folgers as well as diversion of management attention. See also “Business—Intellectual Property.”

Additionally, Folgers considers its proprietary roasting methods essential to the consistent flavor and richness of its coffee products and, therefore, essential to its brands. Because many of the roasting methods used by Folgers are not protected by patents, it may be difficult for Folgers to prevent competitors from copying its roasting methods if such methods become known. Folgers also believes that its packaging innovations, such as brick packaging technology and its AromaSeal canisters, are important to its marketing and operational efforts. If Folgers’ competitors copy its roasting or packaging methods or develop more advanced roasting or packaging methods, the value of Folgers’ coffee brand may be diminished, and Folgers could lose customers to its competitors.

The retail coffee industry is highly competitive and if Folgers cannot compete successfully, it may experience reduced sales and profitability.

The coffee industry is highly competitive and is particularly sensitive to price, as well as competition associated with quality, reputation and brand loyalty. To the extent that one or more of Folgers’ competitors becomes more successful with respect to any key competitive factor, Folgers’ ability to attract and retain customers and grow its business could be materially adversely affected. Folgers’ branded coffee products compete with private label coffee and other branded coffees. Some competitors, such as Kraft Foods Global, Inc., have greater financial, marketing, distribution, management and other resources than Folgers. Folgers also competes with away-from-home coffee companies, such as Starbucks Corp. and quick service and casual dining restaurants, and increasing consumer preference for an away-from-home coffee experience could decrease sales in the at-home market. If Folgers is unable to compete successfully against existing and new competitors, Folgers would lose customers or experience reduced sales and profitability.

Additionally, there are relatively low barriers to entry in the coffee industry, which may encourage new competitors to enter the market, such as regional coffee companies. Folgers competes with other roasted coffee producers for shelf and merchandising space at many of Folgers’ customers’ retail locations, especially during the key merchandising periods leading up to the Thanksgiving/Christmas and Easter holiday seasons.

Folgers could be subject to adverse publicity or claims from consumers.

Folgers’ products contain caffeine and other active compounds, the health effects of which are the subject of increasing public scrutiny, including the suggestion that consumption of coffee, caffeine and other active compounds can have adverse health effects. An unfavorable report on the health effects of caffeine or other compounds present in Folgers’ products, product recalls or negative publicity or litigation arising from other health risks could significantly reduce the demand for Folgers’ products.

Folgers may also be subject to complaints from or litigation by consumers who allege beverage-related illness, or other quality, health or operational concerns. Adverse publicity resulting from such allegations could materially adversely affect Folgers, regardless of whether such allegations are true or whether Folgers is ultimately held liable. A lawsuit or claim could result in an adverse decision against Folgers, which could have a material adverse effect on its business, financial condition and results of operations.

Failure to comply with health, environmental, safety and other government regulations applicable to Folgers could affect profitability.

As a producer and marketer of food items, Folgers is subject to regulation by various governmental agencies, including the Food and Drug Administration, the Department of Agriculture, the Federal Trade Commission, the Environmental Protection Agency, the Department of Labor and the Department of Commerce, as well as various state agencies, with respect to production processes, product quality, packaging, labeling, storage and distribution. Under various statutes and regulations, these agencies prescribe requirements and establish standards for quality, purity and labeling. Other agencies and bodies outside of the United States where Folgers sells its products, as well as states and municipalities also regulate Folgers’ activities. Folgers’ failure to fully comply with these laws and regulations or changes in any of these laws or regulations could have a material adverse affect on Folgers’ operations, sales and profitability.

Folgers may be subject to work stoppages, which could increase Folgers’ operating costs and disrupt its operations.

Folgers expects that approximately 45% of its workforce will be represented by various labor unions. If Folgers’ unionized workers were to engage in a strike, work stoppage or other slowdown in the future, Folgers could experience a significant disruption of its operations and an increase in its operating costs, which could have a material adverse effect on Folgers.

The inability of the third-party brokers to successfully sell Folgers products could result in a decrease in sales and a loss of customers.

Folgers’ business depends on the successful sale of coffee products to its customers. Folgers has historically sold its products through P&G’s distribution channels. Following the separation, Folgers intends to use third-party brokers for sales to certain retail customers, particularly in the grocery channel, in addition to an internal Folgers sales team. If Folgers’ sales brokers are unable to successfully sell Folgers products, particularly in the grocery channel, Folgers could experience a decrease in sales and a loss of customers, resulting in lower profitability.

After its separation from P&G, Folgers will have third-party debt, which could adversely affect Folgers’ business and its ability to meet its obligations.

After giving pro forma effect to the new financing arrangements and third-party debt that Folgers expects to obtain in connection with the separation, Folgers’ total indebtedness would have been $            million as of December 31, 2007.

This amount of debt could have important consequences to Folgers and its investors, including:

•	requiring a substantial portion of Folgers’ cash flow from operations to make interest payments on this debt;

•	making it more difficult to satisfy debt service and other obligations;

•	increasing its vulnerability to general adverse economic and industry conditions;

•	reducing the cash flow available to fund capital expenditures and other corporate purposes and to grow its business;

•	limiting Folgers’ flexibility in planning for, or reacting to, changes in its business and the coffee industry; and

•	limiting Folgers’ ability to borrow additional funds as needed or take advantage of business opportunities as they arise, pay cash dividends or repurchase common stock.

To the extent Folgers becomes more leveraged, the risks described above would increase. In addition, Folgers’ actual cash requirements in the future may be greater than expected. Folgers’ cash flow from operations may not be sufficient to repay all of the outstanding debt as it becomes due, and Folgers may not be able to borrow money or otherwise raise funds on acceptable terms, or at all, to refinance its debt.

Risks Relating to the Separation

Folgers’ financial information is not fully representative of Folgers’ results as a stand-alone public company.

P&G did not account for Folgers, and Folgers was not operated, as a stand-alone public company for the periods presented in Folgers’ combined financial statements included in this information statement. The combined financial statements of Folgers have been “carved out” from P&G’s consolidated financial statements and reflect assumptions and allocations made by P&G. The combined financial statements do not fully represent what Folgers’ financial position, results of operations and cash flow would have been had Folgers operated as a stand-alone public company during the periods presented. Folgers has not made adjustments to reflect the many significant changes that will occur in Folgers’ capital structure, cost structure, funding and operations as a result of Folgers’ separation from P&G, including changes in Folgers’ tax structure, increased costs associated with reduced economies of scale, increased marketing expenses, the incurrence of debt and interest expense and other costs associated with being a stand-alone public company. As a result, the historical and pro forma information included in this information statement is not necessarily indicative of what Folgers’ financial position, results of operations and cash flow will be following the separation. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Pro Forma Financial Information” and Folgers’ combined financial statements and notes thereto included elsewhere in this information statement.

As a stand-alone public company, Folgers will no longer have access to the resources of P&G, and Folgers may experience increased costs resulting from decreased purchasing power.

Prior to the separation, Folgers benefits from P&G’s financial strength and numerous significant business relationships and the coffee business was able to take advantage of P&G’s size and purchasing power in procuring goods, services and technology. Folgers has drawn on these resources in developing its own contacts and relationships. Following the separation, Folgers will no longer be able to rely on P&G’s resources and contacts. As a stand-alone public company, Folgers may be unable to obtain goods, services and technology at prices and on terms as favorable as those Folgers obtained prior to the separation and, as a result, its profitability could be adversely affected.

After the separation, Folgers cannot rely on P&G to meet its working capital needs.

Prior to the separation, Folgers participated in P&G’s cash management system, which was available to provide Folgers with a reliable source of cash, liquidity and credit support even in unusual or unexpected circumstances. Following the separation, Folgers will not be able to rely on P&G to meet future working capital needs. To the extent that cash generated internally and available under Folgers’ credit facilities is not sufficient to fund its working capital, Folgers may need to obtain additional financing from third-party sources through offerings of debt or equity securities, bank borrowings, strategic relationships or other arrangements. However, financing of this nature may not be available on commercially acceptable terms, or at all.

The transition services P&G will provide to Folgers following the separation may not be sufficient to meet Folgers’ needs, and Folgers may have difficulty finding replacement services or be required to pay increased costs to replace these services after Folgers’ agreements with P&G expire.

For a limited period of time following the separation, P&G has agreed to provide certain transition services to Folgers including services relating to:

• information technology;	• accounting, including treasury and banking; and

• distribution, including product warehousing, logistical planning, product supply/contract management and order, shipping and billing management;	• certain other administrative matters, including consumer relations and employee payroll and benefits administration.

• data sharing, including data and contract management and report generation;

The initial term of this agreement is six months, with three successive renewal periods of six months each, for a maximum period of two years. After the expiration of these arrangements, Folgers may not be able to replace the transition services or enter into appropriate third-party agreements on terms and conditions, including cost, comparable to those Folgers will receive from P&G under this agreement. While transition services are being provided by P&G to Folgers, Folgers’ operational flexibility to modify or implement changes with respect to the services covered will be limited.

P&G historically has provided Folgers, directly or through its own vendor relationships, with insurance policy coverage, banking services, health and other insurance benefits for Folgers’ employees and employee benefit plans, as well as with its expertise in certain areas of Folgers’ operations. In addition, P&G facilitated Folgers’ ability to obtain supplies, product distribution or other services. After the separation of P&G and Folgers, Folgers will be responsible for securing all of its own management, financing, legal and other similar resources.

Although Folgers has made arrangements to replace portions of the services currently provided by P&G, Folgers may encounter difficulties replacing other services or be unable to negotiate pricing or other terms as favorable as those it currently has in effect. See “The Separation Documents.”

Some persons who negotiated on behalf of Folgers with respect to the terms of the agreements that Folgers will enter into with P&G in connection with the separation were employees or officers of P&G during the negotiations and, accordingly, the terms of these agreements may not be as favorable to Folgers as they might have been had they been negotiated by persons fully independent of P&G.

In connection with the separation of P&G’s coffee business into a stand-alone public company, Folgers will enter into various agreements with P&G to provide a framework for its relationship with P&G following the separation. While negotiating the terms of these agreements, Folgers did not operate as an independent company from P&G and some of Folgers’ employees and officers who negotiated these agreements on behalf of Folgers were employees or officers of P&G at the time of the negotiations and, accordingly, were not fully independent of P&G. Therefore, the terms of the separation, including the terms of the master separation agreement, the related ancillary agreements and the arrangements between P&G and Folgers that will continue after the separation may not be as favorable to Folgers as they might have been had they been negotiated by persons with no relationship to P&G.

P&G shareholders’ investment will be subject to different risks after the separation regardless of whether the separation is effected as an exchange offer or spin-off.

P&G shareholders’ investment will be subject to different risks as a result of the separation, regardless of whether the separation is effected as an exchange offer or a spin-off.

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If P&G effects the separation as an exchange offer and if a P&G shareholder exchanges all of his or her shares of P&G common stock in an exchange offer and the exchange offer is not oversubscribed, then he or she will no longer have an interest in P&G, but instead will directly own an interest in Folgers. As a result, his or her investment will be subject exclusively to risks associated with Folgers and not risks associated solely with P&G.

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If P&G effects the separation as an exchange offer and if a P&G shareholder exchanges some, but not all, of his or her shares of P&G common stock in an exchange offer, then the number of shares of P&G common stock he or she owns will decrease, and he or she will acquire shares of Folgers common stock. As a result, his or her investment will continue to be subject to risks associated with both P&G and Folgers.

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If P&G effects the separation as a spin-off, P&G shareholders will remain shareholders of P&G following the completion of the separation and P&G shareholders will also receive shares of Folgers common stock. As a result, their investment will be subject to risks associated with both P&G and Folgers.

The requirements of being a stand-alone public company will increase Folgers’ costs and require significant management focus.

As a stand-alone public company, Folgers will incur significant legal, accounting and other expenses associated with compliance-related and other activities. The Sarbanes-Oxley Act of 2002, related SEC rules and the New York Stock Exchange regulate corporate governance practices of public companies. Folgers has no experience as, and Folgers’ management has limited experience managing, a public company and its separation from P&G will result in its loss of access to P&G’s resources and experience in this area. Compliance with these requirements will also result in other costs and obligations and make some activities more time-consuming. For example, in connection with the separation, Folgers will create new board committees and will adopt internal controls and disclosure controls and procedures. In addition, Folgers will incur additional expenses associated with its SEC reporting requirements and other securities law compliance measures. Under Section 404 of the Sarbanes-Oxley Act, for its annual report on Form 10-K for the first full fiscal year after the separation, Folgers will need to document and test its internal control procedures and Folgers’ management will need to assess and report on its internal control over financial reporting. Furthermore, if Folgers identifies any issues in complying with those requirements (for example, if Folgers or its accountants or auditors identified a material weakness or significant deficiency in Folgers’ internal control over financial reporting), Folgers could incur additional costs rectifying those issues, and the existence of those issues could adversely affect Folgers, its reputation or investor perceptions. Costs to obtain director and officer liability insurance are generally greater for public companies and will contribute to Folgers’ increased costs. As a result of the associated liability, it may be more difficult for Folgers to attract and retain qualified persons to serve on its board of directors or as executive officers. Advocacy efforts by stockholders and third parties may also prompt even more changes in governance and reporting requirements.

If the separation, together with certain related transactions, does not qualify as a reorganization, tax could be imposed on both P&G and its shareholders.

P&G will receive an opinion from Cadwalader, Wickersham & Taft LLP, special tax counsel to P&G, to the effect that the separation, together with certain related transactions, should qualify for U.S. federal income tax purposes as a reorganization under sections 355 and 368 of the Code, and P&G’s shareholders should recognize no gain or loss with respect to the separation, except for any such gain or loss attributable to the receipt of cash in lieu of fractional shares of Folgers common stock. It is a condition to the separation that such opinion not be withdrawn. The opinion will be based on, among other things, certain assumptions and representations as to factual matters made by P&G which, if incorrect or inaccurate in any material respect, would jeopardize the conclusions reached by special tax counsel in its opinion. P&G is not aware of any facts or circumstances that would cause the assumptions or representations to be relied upon in the opinion of special tax counsel to be untrue or incomplete in any material respect. The opinion will not be binding on the IRS or the courts, and the IRS or the courts may not agree with the opinion. Notwithstanding receipt by P&G of the opinion of special tax counsel, the IRS could determine that the separation should be treated as a taxable transaction. If, notwithstanding the receipt of an opinion of special tax counsel, the separation was determined to be a taxable transaction, each P&G shareholder who receives shares of Folgers common stock in the separation would generally be treated as receiving a taxable distribution equal to the fair market value of the Folgers common stock received by the shareholder and/or recognizing taxable gain equal to the difference between the fair market value of the Folgers common stock received by the shareholder and its tax basis in the P&G common stock exchanged therefor. P&G would generally recognize taxable gain equal to the excess of the fair market value of the consideration received by P&G from Folgers in the separation over P&G’s tax basis in the assets transferred to Folgers.

Under some circumstances, Folgers could be prevented from engaging in strategic or capital raising transactions, and Folgers could be liable to P&G for substantial tax liabilities.

Even if the separation, together with certain related transactions, otherwise qualifies for U.S. federal income tax purposes as a reorganization under sections 355 and 368 of the Code, the separation may result in a significant U.S. federal income tax liability to P&G if 50% or more of the shares of P&G stock or Folgers stock (in each case, by vote or value) are treated as having been acquired, directly or indirectly, by one or more persons as part of a plan (or series of related transactions) that includes the separation. For purposes of this test, any acquisition of shares of P&G stock or shares of Folgers stock, or any understanding, arrangement or substantial negotiations regarding an acquisition of shares of P&G stock or shares of Folgers stock, within two years before or after the separation would be subject to special scrutiny. The process for determining whether a change in control prohibited under the foregoing rules has occurred is complex, inherently factual and subject to interpretation of the facts and circumstances of a particular case. If a direct or indirect acquisition of shares of P&G stock or shares of Folgers stock resulted in a change in control prohibited under the above rules, P&G (but not its shareholders) would recognize taxable gain. In such case, the gain recognized by P&G likely would include the entire fair market value of the stock of Folgers, and thus would be very substantial.

Folgers will be required under the tax matters agreement to indemnify P&G and its affiliates against any tax payable by P&G as a result of the direct or indirect acquisition of shares of Folgers stock that produces a change in control under the above rules, including as a result of any issuance, recapitalization, repurchase or redemption of shares of Folgers stock. More generally, Folgers will be liable for any tax payable by P&G with respect to the separation to the extent resulting from actions taken by or in respect of Folgers or any of its affiliates, including any breach of any representation, covenant or obligation of Folgers under the tax matters agreement or any other agreement entered into by Folgers and P&G in connection with the separation. Folgers estimates that it is unlikely to have sufficient funds to satisfy this indemnification obligation to P&G under the tax matters agreement in the event of a taxable separation.

Under the tax matters agreement, unless Folgers receives the unqualified tax opinion described in the tax matters agreement, Folgers generally will be prohibited for a period of two years following the completion of the distribution of Folgers common stock from taking certain actions, including:

•	issuing, recapitalizing, repurchasing, redeeming or otherwise participating in acquisitions of its stock;

•	amending its certificate of incorporation or other organizational documents to affect the voting rights of its stock;

•	merging or consolidating with another entity, or liquidating or partially liquidating;

•	discontinuing, selling, transferring or ceasing to maintain its active business;

•	pre-paying, paying down, redeeming, retiring, repurchasing or otherwise acquiring any of its debt securities; or

•	engaging in other actions or transactions that could jeopardize the reorganization status of the separation and certain related transactions.

As a result, Folgers may be unable to engage in certain strategic or capital raising transactions that holders of Folgers common stock might consider favorable, including, in certain circumstances, a potential change-in-control transaction, or to structure potential transactions in the manner most favorable to Folgers. See “The Separation Documents—Tax Matters Agreement.”

Risks Relating to Folgers Common Stock

A trading market may not develop for shares of Folgers common stock, which could adversely affect the market price of those shares.

Until the separation, Folgers will be 100% owned by P&G and, accordingly, there is currently no trading market for shares of Folgers common stock. There can be no assurance that such a market will develop or be sustained after the completion of the separation. Folgers will apply to have its shares of common stock listed on the New York Stock Exchange under the symbol “FOL.” Furthermore, to the extent the separation is effected as an exchange offer, there can be no assurance that the initial price of shares of Folgers common stock will bear any relationship to the market price at which the Folgers common stock trades after the separation.

Folgers’ sales and profitability from quarter to quarter may fluctuate significantly, which could make quarterly results difficult to predict and cause them to fall short of expectations.

Historically, Folgers has experienced variations in sales and profitability from quarter to quarter due to a variety of factors, including the cost of green coffee beans, key holiday selling periods, general economic conditions, competition, marketing programs and weather. Because of the seasonality and volatility of Folgers’ business, especially as a result of the volatility in green coffee bean prices, results for any quarter are not necessarily indicative of the results that may be achieved for a full fiscal year. As a result, Folgers’ operating results in future quarters may be difficult to accurately forecast and may be below market expectations, which could cause the price of Folgers common stock to decline.

Folgers common stock price may be volatile, and you could lose all or part of your investment in shares of Folgers common stock.

The price of shares of Folgers common stock may fluctuate as a result of changes in Folgers’ operating performance or prospects and other factors. Some specific factors that may have a significant effect on shares of Folgers common stock market price include:

•	the public’s reaction to Folgers’ public disclosures;

•	actual or anticipated changes in Folgers’ operating results or future prospects;

•	strategic actions by Folgers or its competitors, such as acquisitions or restructurings;

•	new laws or regulations or new interpretations of existing laws or regulations applicable to Folgers’ business;

•	changes in accounting standards, policies, guidance, interpretations or principles applicable to Folgers;

•	conditions of the coffee industry as a result of changes in financial markets or general economic or political conditions;

•	changes in analyst recommendations or earnings estimates regarding Folgers, other comparable companies or the coffee industry generally;

•	future issuances of Folgers common stock or the perception that such sales could occur; and

•	volatility in the equity securities market.

Folgers’ anti-takeover provisions may delay or prevent a change in control of Folgers, which could adversely affect the price of shares of Folgers common stock.

Certain provisions in Folgers’ corporate documents and Delaware law may delay or prevent a change in control of Folgers, which could adversely affect the price of its common stock. For example, Folgers’ certificate of incorporation and bylaws will contain some provisions that may make the acquisition of control of Folgers without the approval of its board of directors more difficult. In particular, Folgers’ certificate of incorporation will provide for a board of directors that is divided into three classes of directors serving staggered terms, and will require advance notice of candidates a stockholder seeks to nominate for election to the board of directors. This structure of electing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of Folgers because the staggered terms, together with the removal and vacancy provisions relating to the board of directors in the certificate of incorporation, would make it more difficult for a potential acquirer to gain control of Folgers’ board of directors.

Moreover, Folgers’ certificate of incorporation will include provisions prohibiting stockholders from acting by written consent and calling special meetings of stockholders. In addition, Delaware law also imposes some restrictions on mergers and other business combinations between Folgers and any holder of 15% or more of its outstanding common stock. See “Description of Capital Stock” for a summary of these provisions.

SPECIAL NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This information statement and other materials Folgers will file with the SEC (as well as information included in Folgers’ other written or oral statements) contain, or will contain, disclosures which are “forward-looking statements.” Forward-looking statements include all statements that do not relate solely to historical or current facts, and can generally be identified by the use of words such as “could,” “would,” “may,” “believe,” “will,” “expect,” “project,” “forecast,” “estimate,” “anticipate,” “plan,” “continue” or similar expressions. These forward-looking statements address, among other things, the anticipated effects of the separation. These forward-looking statements are based on the current plans and expectations of Folgers’ management and are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or those anticipated. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will occur, or if any of them occurs, what effect they will have on Folgers’ results of operations or financial condition. These factors include, but are not limited to:

•	changes in coffee consumer preferences;

•	green coffee bean prices;

•	the effectiveness of Folgers’ hedging policy;

•	energy costs;

•	perceptions of the Folgers’ brand;

•	the failure to protect intellectual property or proprietary information;

•	the loss of current customers or the termination of licensing or supply agreements;

•	the performance of Folgers’ production and distribution operations, including unexpected interruptions;

•	the performance of Folgers’ third-party sales brokers;

•	the loss of key personnel;

•	the level of competition in the retail coffee industry;

•	consolidation in the retail industry;

•	Folgers’ ability to capitalize on the growth of its gourmet business;

•	increases in transportation and distribution costs; and

•	legal or governmental administrative proceedings.

You are cautioned not to unduly rely on such forward-looking statements, which speak only as of the date made, when evaluating the information presented in this information statement. Folgers assumes no obligation to update or revise these forward-looking statements to reflect new events or circumstances, except as required by law.

THE SEPARATION

Reasons for the Separation

P&G determined the separation of Folgers from P&G to be in the best interests of P&G and its shareholders. The principal factors considered by P&G in making the determination to effect the separation were:

•	the relative sales, earnings and cash flow growth rates of Folgers and P&G’s other businesses;

•	the dilutive effect of the separation on P&G’s future earnings per share;

•	the tax effects of the separation on P&G and its shareholders; and

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the ability of each of P&G’s and Folgers’ management to concentrate on the expansion and growth of their respective businesses following the separation, allowing each to pursue the development strategies most appropriate to its respective operations.

Description of the Separation

General

P&G expects that the separation will most likely be effected as an exchange offer or a spin-off. In making its decision regarding how to effect the separation, P&G will take into account the following considerations and advantages and disadvantages to its shareholders:

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An exchange offer would allow each P&G shareholder to decide whether to exchange some, none, or all of the shareholder’s shares of P&G common stock in exchange for shares of Folgers common stock. A spin-off would result in shares of Folgers common stock being distributed to all P&G shareholders.

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An exchange offer would permit P&G to reacquire shares of P&G common stock on a cash-free basis and should permit P&G to reacquire shares of P&G common stock on a tax-free basis to both P&G shareholders and to P&G. The reduction in the number of outstanding P&G shares of common stock would have a positive effect on P&G’s reported earnings per share and reduce P&G’s cash requirements for dividends on its shares of common stock after the separation, compared to a spin-off in which the number of outstanding P&G shares of common stock would remain the same.

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In an exchange offer, P&G would expect to offer to exchange shares of Folgers common stock with a market value representing a premium over the market value of the shares of P&G common stock to be exchanged at the time the exchange offer is consummated. As a result, P&G shareholders who do not tender their shares of P&G common stock in an exchange offer may be disadvantaged in that they would not be eligible to receive a portion of such premium.

•	Effecting the separation as a spin-off may be quicker and more certain than effecting the separation as an exchange offer, depending on when the conditions to an exchange offer are satisfied.

It is anticipated that Folgers will be recapitalized in connection with the separation. In partial consideration for the assets of the coffee business that will be transferred from P&G to Folgers, Folgers will:

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issue additional shares of Folgers common stock to P&G, which, together with the shares of Folgers common stock issued to P&G at the time of Folgers’ incorporation, will be distributed by P&G in the exchange offer or a spin-off as described in this information statement;

•	issue Folgers debt securities to P&G in an amount equal to approximately $ million; and

•	pay a cash dividend of approximately $ million to P&G.

Folgers also expects to enter into third-party borrowing arrangements in connection with the separation.

Determination of the Number of Shares of Folgers Common Stock per P&G Common Share

Separation as an Exchange Offer. If P&G decides to effect the separation as an exchange offer, P&G will determine the terms of the exchange offer, including the maximum number of shares of P&G common stock that will be accepted for exchange in the exchange offer and the number of shares of Folgers common stock that will be offered in exchange for each validly tendered share of P&G common stock.

No fractional shares of Folgers common stock will be delivered to P&G shareholders. P&G shareholders who otherwise would be entitled to receive a fraction of a share of Folgers common stock will be entitled to receive the net proceeds, after deducting any required withholding taxes and brokerage charges, commissions and transfer taxes, of the sale of this fractional share on their behalf by the exchange agent on the open market or otherwise.

Separation as a Spin-off. If P&G elects to effect the separation as a spin-off, P&G shareholders will receive a dividend in respect of each share of P&G common stock they own on the record date. It is currently estimated that P&G shareholders will be entitled to receive                      shares of Folgers common stock for each              shares of P&G common stock that they own as of the record date for the separation. The number of shares of P&G common stock may, however, decrease as a result of any repurchases of shares of P&G common stock pursuant to P&G’s existing share repurchase plan or increase as a result of issuances of shares of P&G common stock subsequent to the date hereof, which will impact the total number of shares of Folgers common stock each P&G shareholder would receive in a spin-off. See “The Separation Documents—Employee Matters Agreement.”

No fractional shares of Folgers common stock will be delivered to P&G shareholders. P&G shareholders that otherwise would be entitled to receive a fraction of a share of Folgers common stock will be entitled to receive the net proceeds, after deducting any required withholding taxes and brokerage charges, commissions and transfer taxes, of the sale of this fractional share of Folgers common stock on their behalf by the transfer agent on the open market or otherwise.

If the separation is effected as a spin-off, P&G shareholders will not be required to surrender their shares of P&G common stock in the separation and they should not return their P&G share certificates to P&G or to the transfer agent. Any spin-off dividend will be made in book-entry form. A book-entry account statement reflecting holders’ ownership of whole shares of Folgers common stock will be mailed to the holder, or their brokerage account will be credited for the shares.

Manner of Effecting the Separation

If the separation is effected as an exchange offer, P&G will determine the terms and procedures for the tender and the exchange of shares and this information statement will be amended to appropriately reflect such procedures. If P&G elects to effect the separation as a spin-off, this information statement will be amended as necessary to reflect any additional terms of the spin-off, including any conditions to the spin-off.

After the separation, all fractional interests will be aggregated and sold by the transfer agent or the exchange agent on the open market or otherwise at then applicable market prices and the aggregate net proceeds, after deducting any required withholding taxes and brokerage charges, commissions and transfer taxes, will be distributed ratably to P&G shareholders who would otherwise have received these fractional shares. You will receive a check, or a credit to your brokerage account, for the cash proceeds of any fractional shares sold on your behalf following the separation.

Regulatory Approval

No material regulatory approvals are required to be obtained by P&G or Folgers to effect the separation. In the event of an exchange offer, certain acquisitions of shares of Folgers common stock in an exchange offer may require a pre-merger notification filing under the Hart-Scott-Rodino Act. Unless an exemption under the Hart-Scott-Rodino Act or regulations applies, if a P&G shareholder elects to participate in any exchange offer and in so doing would acquire enough shares of Folgers common stock to exceed the $63.1 million threshold in the Hart-Scott-Rodino Act and associated regulations, that P&G shareholder and Folgers would be required to make filings under the Hart-Scott-Rodino Act. In this circumstance, the shareholder would be responsible to pay the applicable filing fee. If a P&G shareholder is required to make a filing under the Hart-Scott-Rodino Act and the waiting period under the Hart-Scott-Rodino Act relating to that filing has not expired or been terminated prior to the completion of the exchange offer, that P&G shareholder will not be able to participate in the exchange offer.

If the separation is effected as an exchange offer, other than the registration of shares of Folgers common stock offered in the separation under applicable securities laws and P&G’s filing of a Schedule TO with the SEC, P&G and Folgers do not believe that any other material U.S. federal or state regulatory filings or approvals will be necessary to consummate the separation.

Accounting Treatment

In either the exchange of shares of P&G common stock for shares of Folgers common stock in an exchange offer or the distribution of shares of Folgers common stock in a spin-off, Folgers will record assets and liabilities received from P&G at the historical cost to P&G.

Material U.S. Federal Income Tax Consequences of the Separation

The following discussion summarizes the material U.S. federal income tax consequences of the separation to a beneficial owner of P&G common stock that holds its P&G common stock as a capital asset for tax purposes. This discussion is based on the Code, the Treasury regulations promulgated thereunder, judicial opinions, published positions of the IRS, and all other applicable authorities as of the date of this information statement, all of which are subject to change, possibly with retroactive effect.

For purposes of this summary, a “U.S. holder” means any beneficial owner of P&G common stock that for U.S. federal income tax purposes is an individual U.S. citizen or resident; a corporation created or organized in or under the laws of the United States or of any political subdivision thereof; an estate the income of which is subject to U.S. federal income taxation regardless of its source; a trust that (1) is subject to the primary supervision of a court within the United States and subject to the authority of one or more U.S. persons to control all substantial trust decisions, or (2) was in existence on August 20, 1996 and has properly elected under applicable Treasury regulations to be treated as a U.S. person; and any person or entity otherwise subject to U.S. federal income tax on a net income basis in respect of P&G common stock.

For the avoidance of doubt, non-U.S. individuals and corporations that are subject to U.S. federal income tax on a net income basis in respect of P&G common stock, including by virtue of holding their common stock in connection with a U.S. trade or business or a U.S. permanent establishment, are treated as U.S. holders for purposes of this summary. A non-U.S. holder is a beneficial owner of P&G common stock that is not a U.S. holder or an entity or arrangement treated as a partnership for U.S. federal income tax purposes. This discussion does not address the U.S. federal income tax consequences to P&G shareholders who are not U.S. holders or who do not hold P&G common stock as a capital asset. No information is provided herein with respect to the tax consequences of the separation under applicable U.S. federal estate, gift, or alternative minimum tax laws, or any state, local, foreign or other laws.

This discussion is of a general nature and does not purport to deal with all tax considerations that may be relevant to a holder or persons in special tax situations, including but not limited to:

•	P&G shareholders that are treated as partnerships or other pass-through entities for U.S. federal income tax purposes, and investors in such entities;

•	U.S. holders that are non-U.S. corporations and subject to the potential application of the “branch profits” tax;

•	U.S. holders whose functional currency is not the U.S. dollar;

•	tax exempt entities;

•	foreign entities;

•	foreign trusts and estates and beneficiaries thereof;

•	persons who acquired P&G common stock pursuant to the exercise of employee stock options or otherwise as compensation;

•	insurance companies;

•	financial institutions;

•	dealers in securities;

•	traders in securities who elect to apply a mark-to-market method of accounting;

•

holders of P&G common stock who hold their shares as part of a “hedge,” “straddle,” “conversion,” “synthetic security,” “integrated transaction,” “constructive sale” or other risk-reduction transaction; or

•	mutual funds.

P&G shareholders should consult their own tax advisors concerning the tax consequences of the separation to them, including the application of U.S. federal, state, local, foreign and other tax laws in light of their particular circumstances. This summary is not intended to be, nor should it be construed to be, legal or tax advice to any particular investor.

P&G shareholders who have blocks of P&G common stock with different per share tax bases should consult their own tax advisors regarding the possible tax basis consequences to them of the separation.

P&G will receive an opinion from Cadwalader, Wickersham & Taft LLP, special tax counsel to P&G, to the effect that the separation, together with certain related transactions, should qualify for U.S. federal income tax purposes as a reorganization under sections 355 and 368 of the Code, and P&G’s shareholders should recognize no gain or loss with respect to the separation, except for any such gain or loss attributable to the receipt of cash in lieu of fractional shares of Folgers common stock. It is a condition to the separation that such opinion not be withdrawn. The opinion will be based on, among other things, certain assumptions and representations as to factual matters made by P&G which, if incorrect or inaccurate in any material respect, would jeopardize the conclusions reached by special tax counsel in its opinion. The opinion will not be binding on the IRS or the courts, and the IRS or the courts may not agree with the opinion. P&G is not currently aware of any facts or circumstances that would cause these assumptions and representations to be untrue or incorrect in any material respect or that would jeopardize the conclusions reached by special tax counsel in its opinion. You should note that P&G does not intend to seek a ruling from the IRS as to the U.S. federal income tax treatment of the separation.

Principal Federal Income Tax Consequences to P&G

Assuming the separation, together with certain related transactions, qualifies for U.S. federal income tax purposes as a reorganization under sections 355 and 368 of the Code, no gain or loss will be recognized by, and no amount will be includible in the income of, P&G as a result of the separation, other than as a result of certain intercompany transactions or certain differences between federal and foreign tax rules.

Principal Federal Income Tax Consequences to P&G’s Shareholders

Assuming the separation, together with certain related transactions, qualifies for U.S. federal income tax purposes as a reorganization under sections 355 and 368 of the Code, the separation generally will have the following tax consequences to P&G shareholders who receive Folgers common stock:

•

no gain or loss will be recognized by, and no amount will be included in the income of, P&G shareholders upon the receipt of Folgers common stock, except for any gain or loss attributable to the receipt of cash in lieu of fractional shares of Folgers common stock;

•

the tax basis of the shares of Folgers common stock issued to a P&G shareholder in exchange for P&G common stock pursuant to the exchange offer will equal the tax basis of the P&G common stock exchanged therefor;

•

the tax basis of the shares of Folgers common stock issued to a P&G shareholder as a pro rata dividend pursuant to a spin-off will be determined by allocating the tax basis of such shareholder in the P&G common stock with respect to which the pro rata dividend is made between such P&G common stock and the Folgers common stock in proportion to the relative fair market value of each on the date of the applicable spin-off; and

•

the holding period of the shares of Folgers common stock received by a P&G shareholder will include the holding period for the P&G common stock with respect to which the Folgers common stock was received.

Cash in Lieu of Fractional Shares

To the extent that P&G shareholders recognize any gain or loss attributable to the receipt of cash in lieu of fractional shares of Folgers common stock, such holders generally will recognize capital gain or loss measured by the difference between the cash received for such fractional share and the shareholder’s tax basis in the fractional share. Any such capital gain or loss will be treated as long-term or short-term gain or loss based on the shareholder’s holding period for the P&G common stock. The gain or loss generally will constitute long-term capital gain or loss if the holding period for the P&G common stock with respect to which the fractional share of Folgers common stock was received is greater than 12 months as of the date of the applicable transaction.

Principal Federal Income Tax Consequences to P&G and P&G’s Shareholders if the Separation Was Taxable

An opinion of special tax counsel represents special tax counsel’s best legal judgment but is not binding on the IRS or any court. If, on audit, the IRS were to hold the separation to be taxable, the above consequences would not apply, and both P&G and its shareholders could be subject to tax. Additionally, future events that may or may not be within the control of P&G or Folgers, including extraordinary purchases of P&G stock or Folgers stock, could cause the separation to be taxable to P&G and its shareholders. Current tax law generally creates a presumption that the separation would be taxable to P&G, but not necessarily to its shareholders, if P&G, Folgers or their respective shareholders were to engage in transactions that result in a 50% or greater change in the stock ownership (by vote or by value) of P&G or Folgers, as applicable, during the four-year period beginning on the date that begins two years before the separation, unless it is established that the transactions and the separation were not part of a plan or series of related transactions to effect such a change in ownership. The process for determining whether a change in control prohibited under the foregoing rules has occurred is complex, inherently factual and subject to interpretation of the facts and circumstances of a particular case. In connection with the opinion of P&G’s special tax counsel, P&G has represented that the separation is not part of any such plan or series of related transactions. If a direct or indirect acquisition of shares of P&G stock or shares of Folgers stock resulted in a change in control prohibited under the above rules, P&G would recognize taxable gain as described below, although the separation would generally remain tax-free to P&G’s shareholders (assuming the other requirements in sections 355 and 368 of the Code were satisfied). In any such case, the gain recognized by P&G likely would include the entire fair market value of the common stock of Folgers, and thus would be very substantial. Folgers will be required under the tax matters agreement to indemnify P&G and its affiliates against any tax payable by P&G as a result of the direct or indirect acquisition of shares of Folgers stock that produces a change in control under the above rules, including as a result of any issuance, recapitalization, repurchase or redemption of shares of Folgers stock. More generally, Folgers will be liable for any tax payable by P&G with respect to the separation to the extent resulting from actions taken by or in respect of Folgers or any of its affiliates, including any breach of any representation, covenant or obligation of Folgers under the tax matters agreement or any other agreement entered into by Folgers and P&G in connection with the separation. Folgers estimates that it is unlikely to have sufficient funds to satisfy this indemnification obligation to P&G under the tax matters agreement in the event of a taxable separation.

If the separation, together with certain related transactions, were to fail to qualify for U.S. federal income tax purposes as a reorganization, then:

•

the consolidated group of which P&G is the common parent would recognize gain equal to the excess of the fair market value of the consideration received by P&G in the separation over P&G’s tax basis in the assets transferred to Folgers;

•

the exchange of P&G common stock in an exchange offer would be a taxable exchange, and each holder that participated in the exchange offer would recognize either (1) capital gain or loss equal to the difference between the fair market value of the Folgers common stock received and the holder’s tax basis in the P&G common stock exchanged therefor; or (2) in certain circumstances (including where a holder increased its percentage of P&G common stock (directly and/or by attribution) as a result of the exchange offer), a taxable distribution equal to the fair market value of the shares of Folgers common stock received which would be taxed as discussed in the immediately following bullet point;

•

each holder that received Folgers common stock in a spin-off would be treated as if the holder received a taxable distribution equal to the fair market value of the shares of Folgers common stock received, which would be taxed (1) as a dividend to the extent of the holder’s pro rata share of P&G’s current and accumulated earnings and profits (including earnings and profits attributable to the gain to P&G described in the first bullet point), then (2) as a non-taxable return of capital to the extent of the holder’s tax basis in the P&G common stock with respect to which the distribution was made (the return of capital would thereby reduce the holder’s tax basis in such P&G common stock), and finally (3) as capital gain with respect to the remaining value; and

•

an individual holder would generally be subject to U.S. federal income tax at a maximum rate of 15% (assuming holding period and other requirements are met) with respect to the portion of the separation that was treated as a dividend or capital gain, subject to exceptions for certain short-term positions (including positions held for one year or less, in the case of a capital gain), which could give rise to tax at ordinary income rates.

Backup Withholding

Payments of cash to a P&G shareholder who receives cash in lieu of a fractional share of Folgers common stock may be subject to “backup withholding” at a rate of 28% unless the shareholder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with the requirements of the backup withholding rules. Backup withholding does not constitute an additional tax, but merely an advance payment, which may be refunded or credited against a shareholder’s federal income tax liability, provided that the required information is supplied to the IRS.

Information Reporting

Current U.S. Treasury regulations require each “significant” P&G shareholder that receives Folgers common stock pursuant to the separation to attach to the shareholder’s U.S. federal income tax return for the year in which the separation occurs a detailed statement setting forth certain information relating to the qualification of the separation under section 355 of the Code. A “significant” shareholder for these purposes includes a holder of P&G common stock that immediately before the separation owned: (1) at least 5% (by vote or value) of the total outstanding stock of P&G or (2) securities in P&G with a tax basis of $1,000,000 or more. Shortly after the separation, P&G will provide “significant” shareholders who receive Folgers common stock in the separation with the information necessary to comply with the above requirement, and each such shareholder is required to retain a permanent record of this information.

Listing and Trading of Folgers Common Stock

Folgers is, and until the separation will continue to be, a wholly owned subsidiary of P&G and, accordingly, its shares of common stock are currently not publicly traded. In connection with the separation, Folgers will apply for the listing of its shares of common stock on the New York Stock Exchange under the symbol “FOL.” The prices at which shares of Folgers common stock may trade cannot be predicted. See “Risk Factors—Risks Relating to Folgers Common Stock—Folgers common stock price may be volatile, and you could lose all or part of your investment in shares of Folgers common stock.”

MARKET PRICES AND DIVIDEND POLICY

Folgers currently is a wholly owned subsidiary of P&G. As such, Folgers’ equity securities are not currently listed on a public stock exchange or publicly traded. Therefore, no market data is available for Folgers. However, Folgers will apply to list the shares of its common stock on the New York Stock Exchange under the symbol “FOL.”

Folgers expects to pay a cash dividend of $             million to P&G in connection with the separation. After the separation, Folgers management expects the Folgers board of directors to adopt a policy of paying, subject to legally available funds, a quarterly cash dividend on outstanding shares of its common stock. The declaration of any future dividends and, if declared, the amount of any such dividends, will be subject to Folgers’ actual future earnings, capital requirements, regulatory restrictions, debt covenants, other contractual restrictions and to the discretion of its board of directors. Folgers’ board of directors may take into account such matters as general business conditions, Folgers’ financial condition and results of operations, its capital requirements, its prospects and such other factors as Folgers’ board of directors may deem relevant.

CAPITALIZATION

The following table sets forth the combined capitalization of Folgers as of December 31, 2007 on a historical basis and on a pro forma basis to give effect to the separation, the issuance of additional shares of Folgers common stock to P&G, the cash dividend paid to P&G, the incurrence of third-party debt and the use of the proceeds therefrom by Folgers. The table should be read in conjunction with “Selected Financial Data,” “Pro Forma Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the combined financial statements of Folgers and related notes included elsewhere in this information statement.

	December 31, 2007
dollars in millions	Actual	Pro Forma
Debt due within one year	$3.2	$
Long-term debt	6.4
Equity:
Divisional equity, excluding AOCI	455.8
Common stock	—
Additional paid-in capital	—
Accumulated other comprehensive income (AOCI)	1.0
Retained earnings	—

Total equity	456.8

Total capitalization	$466.4	$

SELECTED FINANCIAL DATA

Folgers combined financial statements reflect the historical financial position, results of operations and cash flow of the coffee business to be transferred to Folgers by P&G. P&G did not account for Folgers as, and Folgers was not operated as, a stand-alone public company for the periods presented. Folgers’ financial statements have been “carved out” from P&G’s consolidated financial statements and reflect assumptions and allocations made by P&G. The combined financial statements do not fully represent what Folgers’ financial position, results of operations and cash flow would have been had Folgers been a stand-alone public company during the periods presented. Folgers has not made adjustments to reflect significant changes that will occur in Folgers as a result of Folgers’ separation from P&G, including changes in Folgers’ capital structure and increased costs associated with being a stand-alone public company. As a result, the historical financial information is not necessarily indicative of what Folgers’ results of operations, financial position and cash flow will be in the future.

Folgers’ selected combined balance sheet data presented below as of June 30, 2007 and 2006 and statement of income data for the three fiscal years ended June 30, 2007, 2006 and 2005 have been derived from the Folgers’ audited combined financial statements, included elsewhere in this information statement. Folgers’ selected combined balance sheet data presented below as of June 30, 2005, 2004 and 2003 and its selected statements of income data for the fiscal years ended June 30, 2004 and 2003 have been derived from Folgers’ historical accounting records, which are unaudited. Folgers’ selected combined financial data presented below as of December 31, 2007 and for the six month periods ended December 31, 2007 and 2006 have been derived from Folgers’ unaudited combined financial statements included elsewhere in this information statement, which have been prepared on a basis consistent with Folgers’ audited combined financial statements. In the opinion of management, such unaudited financial statements reflect all adjustments, consisting only of normal and recurring adjustments, necessary for the fair presentation of the interim periods. The data shown below is not necessarily indicative of the results that may be expected for a full year or any future period.

dollars in millions, except per share amounts	Six Months Ended December 31,		Fiscal Year Ended June 30,
	2007	2006	2007	2006	2005	2004	2003
Statement of Income Data:
Net sales	$936.7	$860.5	$1,643.8	$1,497.3	$1,446.6	$1,278.4	$1,242.4
Cost of products sold	619.1	540.5	1,025.5	951.4	813.8	746.9	683.2

Gross margin	317.6	320.0	618.3	545.9	632.8	531.5	559.2

SG&A	104.8	149.0	241.7	288.4	270.2	253.2	266.5
Goodwill impairment	—	57.9	57.9	—	—	—	—

Operating Income	212.8	113.1	318.7	257.5	362.6	278.3	292.7
Interest expense	0.5	0.9	1.7	1.8	2.0	0.3	0.4

Earning before income taxes	212.3	112.2	317.0	255.7	360.6	278.0	292.3
Income taxes	77.5	47.6	134.3	94.9	134.1	103.3	109.3

Net income	$134.8	$64.6	$182.7	$160.8	$226.5	$174.7	$183.0

Net income per share — basic (1)

Balance Sheet Data:
Total assets	$697.8		$618.1	$655.9	$667.4	$603.2	$665.7
Debt due within one year (2)	3.2		8.1	9.5	9.9	1.5	1.4
Long-term debt	6.4		6.7	7.7	10.1	1.6	3.2
Long-term deferred income tax liabilities	43.4		40.6	38.8	44.5	46.4	39.7
Total equity	$456.8		$453.8	$471.6	$473.9	$439.0	$522.4

(1)	The number of shares used to compute net income per share—basic is , which is the number of shares of Folgers common stock assumed to be outstanding on the date of the separation.

(2)	Represents capital lease obligations.

The comparability of Folgers’ results of operations in the periods presented above is affected by the impact of Hurricane Katrina, which resulted in a substantial decline in Folgers’ combined net sales for the first six months of fiscal 2006 and certain one-time expenses in fiscal 2006. Folgers’ results of operations also reflect booked insurance receipts with respect to property damage and related business interruption aggregating $93.3 million ($27.3 million in the first six months of fiscal 2008; $32.8 million in fiscal 2007; $33.2 million in fiscal 2006). These insurance receipts were recorded in SG&A. The comparability of Folgers’ results of operations in these periods is also impacted by a $57.9 million goodwill impairment charge recorded in the first six months of fiscal 2007 with respect to Millstone. As a result, Folgers’ combined historical financial data is not necessarily comparable on a period-to-period basis. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

PRO FORMA FINANCIAL INFORMATION

The unaudited pro forma financial information of Folgers presented below has been derived from Folgers’ combined financial statements for the fiscal year ended June 30, 2007 and Folgers’ unaudited financial statements as of and for the six months ended December 31, 2007, each of which is included elsewhere in this information statement. The unaudited pro forma financial information should be read in conjunction with “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Folgers’ combined financial statements and notes thereto included elsewhere in this information statement.

The pro forma adjustments are based on available information and certain assumptions that Folgers’ management believes are reasonable. The unaudited pro forma financial information is for illustrative and informational purposes only and is not necessarily indicative of Folgers’ future performance or fully representative of what Folgers’ results of operations or financial position would have been if it had been operated as a separate company during the periods presented or if the transactions contemplated by the separation and distribution and related transactions had actually occurred as of July 1, 2006 for purposes of the pro forma statements of income and as of December 31, 2007 for purposes of the pro forma balance sheet.

The unaudited pro forma financial information of Folgers has been prepared to reflect adjustments to Folgers’ historical financial information and to give effect to the following, each as described in more detail elsewhere in this information statement.

•

The issuance of              shares of Folgers common stock to P&G in connection with the separation, the payment of a $             million cash dividend to P&G in connection with the separation and the $             million of debt incurred under new financing arrangements and the associated interest expense and other financing costs.

•

The additional estimated costs associated with the transition services being provided by P&G following the separation, less the costs allocated to Folgers for those activities reflected in the historical financial statements of Folgers. Following the separation, P&G has agreed to provide transition services to Folgers relating to information technology; distribution, including product warehousing, logistical planning, product supply/contract management and order, shipping and billing management; data sharing, including data and contract management and report generation; accounting, including treasury and banking; and certain other administrative matters, including consumer relations and employee payroll and benefits administration. These services will be provided under the transition services agreement described in “The Separation Documents—Transition Services Agreement.” Because these services will only be provided for a limited period of time after the separation, Folgers intends to develop the capabilities to perform these services or make alternative arrangements for these services.

•	The addition of new sales capabilities resulting from the use of third-party sales brokers and certain in-house capabilities, and the reduction of the previously allocated sales capabilities.

The unaudited pro forma financial information does not include adjustments for certain non-recurring costs that Folgers expects to incur in connection with the separation or certain other corporate and operational costs not covered by the transition services agreement, which costs may be greater than historically allocated levels.

Unaudited Pro Forma Combined Statements of Income

	Fiscal Year Ended June 30, 2007
dollars in millions	Historical	Pro Forma Adjustments		Pro Forma
NET SALES	$1,643.8	$		$
Cost of products sold	1,025.5

GROSS MARGIN	618.3

SG&A	241.7		(1)(2)
Goodwill impairment	57.9

OPERATING INCOME	318.7

Interest expense	1.7		(3)
Other non-operating expense	—

EARNINGS BEFORE INCOME TAXES	317.0
Income taxes	134.3		(5)

NET INCOME	$182.7	$		$

Pro forma net income per share-basic(4)	—				—

dollars in millions	Six Months Ended December 31, 2007
	Historical	Pro Forma Adjustments		Pro Forma
NET SALES	$936.7	$		$
Cost of products sold	619.1

GROSS MARGIN	317.6

SG&A	104.8		(1)(2)

OPERATING INCOME	212.8

Interest expense	0.5		(3)
Other non-operating expense	—

EARNINGS BEFORE INCOME TAXES	212.3
Income taxes	77.5		(5)

NET INCOME	$134.8	$		$

Pro forma net income per share-basic(4)	—				—

See notes to unaudited pro forma financial information.

Unaudited Pro Forma Combined Balance Sheet

	As of December 31, 2007
dollars in millions	Historical	Pro Forma Adjustments			Pro Forma
ASSETS
CURRENT ASSETS:
Restricted cash	$12.4	$			$
Accounts receivable, net	136.3
Total inventories	184.7
Deferred income taxes	8.5
Prepaid and other current assets	6.9

Total current assets	348.8
NET PROPERTY, PLANT AND EQUIPMENT	320.0
GOODWILL	4.2
OTHER NONCURRENT ASSETS	24.8

Total assets	$697.8	$			$

LIABILITIES AND DIVISIONAL EQUITY
CURRENT LIABILITIES:
Accounts payable	51.5
Accrued expenses and other liabilities	110.8
Debt due within one year	3.2		(3)

TOTAL CURRENT LIABILITIES	165.5
LONG-TERM DEBT	6.4		(3)
DEFERRED INCOME TAXES	43.4
TAX CONTINGENCIES	25.7

Total liabilities	241.0
Total equity	456.8		(1	)(2)(3)(5)

Total liabilities and equity	$697.8	$			$

See notes to unaudited pro forma financial information.

Notes to Unaudited Pro Forma Financial Information

(1)	P&G currently provides significant corporate and operational functions to Folgers as well as to its other businesses. Folgers’ historical financial statements in this information statement reflect an allocation of these costs. P&G allocated to Folgers general and administrative expenses including costs related to human resources, legal, treasury, insurance, finance, internal audit and other similar services. To the extent that these services will be replaced by transition services, the related allocations have been removed from the unaudited pro forma financial statements.

Following the separation, P&G has agreed to provide transition services to Folgers relating to information technology; distribution, including product warehousing, logistical planning, product supply/contract management and order, shipping and billing management; data sharing, including data and contract management and report generation; accounting, including treasury and banking; and certain other administrative matters, including consumer relations and employee payroll and benefits administration. These services will be provided under the transition services agreement described in “The Separation Documents—The Transition Services Agreement.” The cost of these transition services to Folgers has been reflected in the adjustments to the unaudited pro forma financial statements.

In addition to transition services, Folgers may incur other corporate and operational costs which may be greater than historically allocated levels. For example, as a public company, Folgers will incur costs relating to its public reporting and compliance obligations. Also, Folgers will incur certain non-recurring costs in connection with the separation. These costs have not been reflected in the unaudited pro forma financial statements.

(2)	The pro forma financial information is adjusted for the addition of new sales capabilities resulting from the use of third-party sales brokers and certain in-house capabilities, and the reduction of the previously allocated sales capabilities.

(3)	The unaudited pro forma financial information of Folgers reflects: the issuance of shares of Folgers common stock to P&G in connection with the separation; the $ million cash dividend to P&G in connection with the separation; and the $ million of debt incurred under new financing arrangements and the associated interest expense and other financing costs.

(4)	The number of shares used to compute pro forma net income per share—basic is , which is the number of shares of Folgers common stock assumed to be outstanding on the date of the separation.

(5)	Adjustments to income tax expense on the unaudited pro forma combined statements of income are calculated at a 36.0% statutory tax rate.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion and analysis of Folgers’ financial condition and results of operations should be read together with “Selected Financial Data” and Folgers’ combined financial statements and notes thereto contained elsewhere in this information statement. This discussion and analysis contains forward-looking statements that involve risks and uncertainties. Folgers’ actual results may differ materially from those anticipated by these forward-looking statements as a result of certain factors, including those set forth under “Risk Factors.”

Overview

Folgers primarily engages in sourcing, blending and roasting green coffee beans and packaging, marketing and distributing quality branded coffee products. These coffee products are sold in a variety of different packaging and coffee product formats, which include roast and ground, whole bean and single serve packaged and bulk coffee products in the retail and commercial channels, primarily in the United States.

Folgers’ business consists of three reporting segments:

•

Retail. The Retail segment generated 83% of Folgers’ combined net sales in fiscal 2007. Its packaged products include roast and ground coffee (such as Folgers Classic Roast and Folgers Coffee House Series), single serve coffee (such as Folgers Instant and Folgers Singles) and gourmet roast and ground coffee (such as Folgers Gourmet Selections and Dunkin’ Donuts® licensed retail packaged coffee products).

•

Commercial. The Commercial segment generated 7% of Folgers’ combined net sales in fiscal 2007. Its products include packaged roast and ground coffee products sold to foodservice businesses, offices, convenience stores and quick service and casual dining restaurants.

•

Millstone. The Millstone segment generated 10% of Folgers’ combined net sales in fiscal 2007. Its products include Millstone branded gourmet coffee, which is primarily sold in packaged and bulk whole bean form through its direct store system network to nearly 8,000 retail outlets in the United States. The Millstone segment also includes smaller private label brands.

Folgers’ net sales in its Retail and Millstone segments are derived from sales to retail outlets such as grocery stores, drug stores, mass merchandisers, club stores and dollar stores.

Historically, Folgers has experienced variations in sales from quarter-to-quarter due to the Thanksgiving/Christmas and Easter holiday seasons, which are typically periods of higher coffee sales. Quarterly sales are also affected by a variety of other factors, including the cost of green coffee beans, competition, marketing programs and weather. Therefore, the results for any quarter are not indicative of the results that may be achieved for the fiscal year.

In the following discussion, references to volume of products sold by Folgers refer to volume as measured by the servings of coffee that can be made from various forms of coffee products.

Impact of the Separation from P&G on Folgers’ Financial Statements

Folgers’ combined financial statements reflect the historical financial position, results of operations and cash flow of the business to be transferred to Folgers by P&G. P&G did not account for Folgers as, and Folgers was not operated as, a stand-alone public company for the periods presented. Folgers’ financial statements have been “carved out” from P&G’s consolidated financial statements and reflect assumptions and allocations made by P&G. The combined financial statements do not fully reflect what Folgers’ financial position, results of operations and cash flow would have been had Folgers been a stand-alone public company during the periods presented. Folgers has not made adjustments to reflect significant changes that will occur in Folgers as a result of Folgers’ separation from P&G, including changes in Folgers’ capital structure and increased costs associated with being a stand-alone public company. As a result, this historical combined financial information is not necessarily indicative of what Folgers’ results of operations, financial position and cash flow will be in the future.

Folgers combined financial statements were prepared using P&G’s historical basis in the assets and liabilities of P&G’s coffee business. Folgers combined financial statements include all revenues, costs, assets and liabilities directly attributable to the coffee business. Certain expenses reflected in the combined financial statements, as more fully described in Note 4 to Folgers’ audited combined financial statements included elsewhere in this information statement, include allocations of corporate expenses from P&G, which in the opinion of management are reasonable. All such costs and expenses have been deemed to have been paid by Folgers to P&G in the period in which the costs were recorded. Allocations of current income taxes receivable or payable are deemed to have been remitted, in cash, by or to P&G in the period in which the related income taxes were recorded. Amounts due to or from P&G have been classified within divisional equity.

Until the separation, P&G performed and will continue to perform significant corporate and operational functions for Folgers, as well as for its other businesses. Folgers’ combined financial statements reflect an allocation of these costs. Expenses allocated to Folgers include costs related to human resources, legal, treasury, insurance, accounting, internal audit and other similar services. Following the separation, Folgers will incur costs which it expects will be greater than historically allocated levels to replace some of these functions. In addition, as a public company, Folgers will incur costs relating to its public reporting and compliance obligations.

In addition, following the separation, P&G has agreed to provide transition services to Folgers relating to information technology; distribution, including product warehousing, logistical planning, product supply/contract management and order, shipping and billing management; data sharing, including data and contract management and report generation; accounting, including treasury and banking; and certain other administrative matters, including consumer relations and employee payroll and benefits administration. These services will be provided under the transition services agreement described in “The Separation Documents—Transition Services Agreement.” Because these services will only be provided for a limited period of time after the separation, Folgers intends to develop the capabilities to perform these services or make alternative arrangements for these services.

Certain Trends and Other Factors Affecting Folgers

Green Coffee Bean Commodity Costs

In the last three fiscal years, the cost of green coffee beans represented between 50% and 60% of Folgers’ cost of products sold. Folgers imports green coffee beans from a number of countries, primarily from Brazil, Colombia and Vietnam. The price of green coffee beans is highly volatile and is influenced by numerous factors beyond Folgers’ control. For example, green coffee bean crops in Brazil, which produces one-third of the world’s green coffee beans, are susceptible to frost in June and July and drought in September, October and November. To mitigate this risk, Folgers purchases green coffee beans from a number of countries and has developed roasting and blending techniques designed to permit the substitution of one country’s coffee beans for those of another without significantly affecting product consistency. As a result, supply limitations relating to any single country generally have not had a material impact on the availability of green coffee beans for use in Folgers’ products.

Folgers generally has been able to raise the selling prices of its products to mitigate price increases of green coffee beans. Accordingly, increased prices of green coffee beans generally result in higher selling prices and generate increased net sales. For example, green coffee bean prices have increased significantly since 2005. From July 2005 to March 2008, the monthly average price of Arabica coffee beans traded on the New York Board of Trade increased from $0.98 per pound to $1.45 per pound. Over the same period, Folgers increased the prices of coffee products to mitigate the impact on Folgers of increased prices of green coffee beans. While selling price increases typically offset the absolute dollar increase of cost of green coffee beans, cost of products sold and operating income, each as a percent of sales, are adversely affected in a market of increasing green coffee bean costs.

Historically, Folgers has used short-term coffee futures and options contracts to hedge and partially mitigate the effects of changes in green coffee bean prices and to reduce fluctuations in Folgers’ cost of products sold. Although this has generally enabled Folgers to partially limit the effect of changing prices, no strategy can entirely eliminate pricing risks and Folgers generally remains exposed to loss when prices change significantly in a short period of time. If the hedges that Folgers enters into do not adequately offset the impact of coffee bean price volatility or Folgers’ hedges result in losses, Folgers cost of products sold may increase, resulting in a decrease in profitability and lower operating margins. In addition, sudden decreases in the cost of green coffee beans could require Folgers to reduce sales prices of its products before realizing cost savings in its inventory, also negatively affecting profitability and operating margin. See Note 9 to Folgers’ combined financial statements for further discussion.

Hurricane Katrina

Folgers produces most of its Retail and Millstone products at its facilities in New Orleans, Louisiana, which were adversely affected for about two months by the impact of Hurricane Katrina, resulting in a substantial decline in Folgers’ net sales for the first half of fiscal 2006 compared to the first half of fiscal 2005. Folgers’ production capacity was restored at the New Orleans facilities in November 2005 and full shipments to customers resumed in December 2005.

In addition, Folgers incurred certain one-time expenses in fiscal 2006 related to Hurricane Katrina, which were proportionally allocated between the Retail and Millstone segments. Following Hurricane Katrina, Folgers’ combined cost of products sold increased. Specifically, Folgers’ production and freight costs increased because of the addition of temporary third-party production for roast and ground coffee during the supply disruption. Folgers also experienced increased cost of temporary labor in New Orleans and increased cost of freight for green coffee beans to the production site. In addition, freight costs to customers increased due to higher fuel costs and reduced availability of freight suppliers in the affected areas. Folgers also had increased selling, general and administrative expense (“SG&A”) in fiscal 2006 related to Hurricane Katrina. These expenses included the cost to assess site damage, restore utility operations, establish temporary water supply, clean up and repair wind and water damage and establish on-site housing and meal service for employees and contractors working on the repair and clean up.

P&G filed an insurance claim for property damage and business interruption and recorded insurance receipts aggregating $93.3 million ($33.2 million in fiscal 2006; $32.8 million in fiscal 2007; $27.3 million in the first six months of fiscal 2008). The insurance receipts were recorded by Folgers within SG&A expense and were proportionally allocated between the Retail and Millstone segments. Although the Commercial segment has minor operations in New Orleans, its primary facilities are located in Kansas City; therefore, the Commercial segment was not allocated any of the insurance receipts. All filed claims relating to Hurricane Katrina have been closed and no further claims are expected to be filed by P&G or Folgers.

Even after returning to normal operations following Hurricane Katrina, Folgers’ production costs continue to be higher than historical levels. The on-going higher costs are primarily due to increases in local transportation costs in New Orleans, higher energy costs and higher depreciation expense. Additionally, Folgers established roast and ground packaging operations at the production facility in Kansas City to mitigate any future disruptions to the New Orleans facilities. These actions have resulted in incremental on-going operating costs.

Millstone Goodwill Impairment

In December 2006, Millstone’s contract with Safeway, a grocery retailer, for Safeway Select private label packaged coffee was not renewed. Coffee shipments under this contract ended in July 2007. The Safeway Select brand represented 15% and 12% of Millstone volume and net sales, respectively, in fiscal 2007. The loss of these sales, combined with continued competitive pressures in the gourmet coffee market and on-going increased operating costs resulting from Hurricane Katrina, resulted in negative cash flow for the Millstone segment for the foreseeable future. Therefore, Millstone’s goodwill was determined to be fully impaired and Folgers recognized a goodwill impairment charge of $57.9 million during fiscal 2007 in the Millstone segment.

Significant Accounting Policies and Estimates

In preparing Folgers’ combined financial statements in accordance with generally accepted accounting principles, certain accounting policies are particularly important. These include policies relating to revenue recognition, inventory valuation, goodwill and other intangibles and hedging activity. These significant accounting policies, and others set forth in Note 3 to Folgers’ combined financial statements, should be reviewed as they are integral to understanding the results of operations and financial condition of Folgers. Due to the nature of Folgers’ business, estimates generally are not considered highly uncertain at the time of estimation, as they are not expected to result in changes that would materially affect Folgers’ results of operations or financial condition in any given year.

Revenue Recognition

Sales are recognized when revenue is realized or realizable and has been earned. The revenue recorded includes shipping and handling costs, which generally are included in the invoice price to the customer. Folgers’ policy is to recognize revenue when title to the product, ownership and risk of loss transfer to the customer, which can be on the date of shipment or the date of receipt by the customer. A provision for payment discounts and product return allowances is recorded as a reduction of sales in the same period that the revenue is recognized. Trade promotions, consisting primarily of customer pricing allowances, merchandising funds and consumer coupons, are offered through various programs to customers and consumers. Sales are recorded net of related trade promotion spending. Accruals for expected payouts under these programs are included as accrued marketing and promotion in the accrued expenses and other liabilities line item in Folgers’ balance sheet.

Inventory Valuation

Inventory is stated at the lower of cost or market price. The carrying values of certain coffee bean inventory are determined based on the last in, first out (LIFO) method while all other inventory is valued using the first in, first out (FIFO) method.

Goodwill and Other Intangibles

Goodwill balances, resulting from business combinations accounted for under the purchase method, are allocated to reporting units expected to derive the benefits of the acquisition. Goodwill is not amortized, but is evaluated annually for impairment or when indicators of a potential impairment are present. The annual evaluation for impairment of goodwill is based on valuation models that incorporate internal projections of expected future cash flow and operating plans.

Hedging Activity

Hedging activities consist primarily of financial instruments utilized for hedging the price of certain commodities, including green coffee beans. A portion of Folgers’ hedging activity qualifies for hedge accounting treatment. For qualifying hedges, the effective portion of realized gains or losses is accounted for in cost of products sold at the same time the underlying hedged purchases are accounted for in cost of products sold. Realized gains on futures, options and swap contracts reduce cost of products sold and realized losses on these contracts increase cost of products sold. See Note 9 to Folgers’ combined financial statements for further discussion.

Results of Operations

Folgers’ fiscal year begins on July 1 and ends on the following June 30. For example, “fiscal 2007” began on July 1, 2006 and ended on June 30, 2007.

The following table presents information about Folgers’ results of operations, in dollar amounts and expressed as a percentage of net sales, for fiscal 2007, 2006 and 2005 and for the six months ended December 31, 2007 and December 31, 2006.

	Six Months Ended December 31,				Fiscal Year Ended June 30,
dollars in millions	2007		2006		2007		2006		2005
Net sales	$936.7	100%	$860.5	100%	$1,643.8	100%	$1,497.3	100%	$1,446.6	100%
Costs and expenses:
Cost of products sold	619.1	66%	540.5	63%	1,025.5	62%	951.4	64%	813.8	56%

Gross margin	317.6	34%	320.0	37%	618.3	38%	545.9	36%	632.8	44%

SG&A	104.8	11%	149.0	17%	241.7	15%	288.4	19%	270.2	19%
Goodwill impairment	—		57.9		57.9		—		—

Operating income	212.8	23%	113.1	13%	318.7	19%	257.5	17%	362.6	25%
Interest expense	0.5		0.9		1.7		1.8		2.0

Earnings before income taxes	212.3	23%	112.2	13%	317.0	19%	255.7	17%	360.6	25%
Income taxes	77.5		47.6		134.3		94.9		134.1

Net income	$134.8	14%	$64.6	8%	$182.7	11%	$160.8	11%	$226.5	16%

Six Months Ended December 31, 2007 Compared to Six Months Ended December 31, 2006

Net Sales

	Six Months Ended December 31,		Percent Change
dollars in millions	2007	2006
Retail	$818.6	$719.9	14%
Commercial	59.4	59.8	(1)%
Millstone	58.7	80.8	(27)%

Combined	$936.7	$860.5	9%

Combined. Combined net sales increased 9% to $936.7 million in the first six months of fiscal 2008. Sales grew as a result of a 3% increase in volume, higher pricing and positive product mix. Retail volume grew 5%, but was partially offset by a 7% decline in Commercial volume and a 30% decline in Millstone volume. The full-period effect of increased pricing implemented in October 2006 and again in January 2007, partially offset by higher trade spending versus the prior period to secure planned merchandising during the important holiday season, contributed 2% to net sales growth. Combined net sales in the first six months in fiscal 2008 reflected disproportionate volume growth of Dunkin’ Donuts® licensed retail packaged coffee products and Folgers Gourmet Selections products, both of which are priced at a premium relative to the average selling price of Folgers’ products. This product mix impact drove a positive 4% increase in net sales during the first six months of fiscal 2008.

Retail. Retail net sales increased 14% to $818.6 million in the first six months of fiscal 2008. Retail net sales growth resulted from a 5% increase in volume driven by the launch of licensed Dunkin’ Donuts® branded retail packaged products in August 2007 and volume growth of Folgers branded products. Retail net sales increased at a faster rate than volume as a result of a 3% impact from the full period effect of price increases implemented in October 2006 and again in January 2007, partially offset by higher trade spending compared to the prior period to ensure sufficient merchandising by customers during the holiday season. The addition of licensed Dunkin’

Donuts® retail packaged coffee products and disproportionate growth of premium Folgers Gourmet Selections products, which are both priced at a premium relative to the average price of Retail products, drove a positive 6% product mix impact during the first six months of 2008.

Commercial. Commercial net sales decreased 1% to $59.4 million in the first six months of fiscal 2008 due to a 7% decline in volume. The volume loss primarily resulted from the expiration of contracts with two of Folgers’ customers in April 2007 and June 2007. This volume decline was largely offset by the full period effect of price increases implemented in October 2006 and again in January 2007, which contributed 3% to Commercial net sales and a positive product mix impact of 3% due to disproportionate decline in volume of lower priced products.

Millstone. Millstone net sales decreased 27% to $58.7 million in the first six months of fiscal 2008 as a result of a 30% decrease in volume. The volume decrease was related to the loss of the Safeway Select private label contract effective in July 2007, which represented 15% and 12%, respectively, of Millstone volume and net sales in fiscal 2007, and strong competitive activity. The volume decrease in the fiscal 2008 period was partially offset by a positive 4% product mix impact due to a disproportionate decline in volume of lower priced products, including Safeway Select private label products. Higher trade spending had a negative 1% pricing impact on sales in the first six months of fiscal 2008.

Operating Income

Combined. Combined cost of products sold was $619.1 million in the first six months of fiscal 2008 compared to $540.5 million in the same period in fiscal 2007. Combined cost of products sold as a percentage of combined net sales increased to 66% in the fiscal 2008 period from 63% in the fiscal 2007 period. The percentage increase was driven primarily by higher green coffee bean costs, which were partially offset by higher selling prices, a more profitable product mix and scale benefits due to volume growth. The benefits of supply chain and production savings principally generated by packaging material savings, blend reformulation and Millstone direct store delivery system structure changes were largely offset by higher costs for natural gas, diesel and plastic resins compared to the prior year period.

Combined SG&A was $104.8 million in the first six months of fiscal 2008 versus $149.0 million in the comparable prior year period. The decrease was primarily due to a $27.3 million insurance receipt related to Hurricane Katrina in the first six months of fiscal 2008. In addition, the business benefited from lower direct overhead costs from a focus on cost control. These factors, together with higher net sales and lower marketing spending, reduced SG&A as a percentage of combined net sales to 11% in the fiscal 2008 period from 17% in the fiscal 2007 period.

As a result of the foregoing factors, as well as the $57.9 million charge in December 2006 related to the impairment of Millstone goodwill, combined operating income increased 88% to $212.8 million in the first six months of fiscal 2008, and combined operating margin was 23% for the first six months of fiscal 2008, compared to 13% in the comparable prior period.

	Operating Income			Operating Margin
	Six Months Ended December 31,			Six Months Ended December 31,
dollars in millions	2007	2006	Percent Change	2007	2006
Retail	$198.9	$168.9	18%	24%	23%
Commercial	7.5	7.4	1%	13%	12%
Millstone	6.4	(63.2)	n/a	11%	(78)%

Combined	$212.8	$113.1	88%	23%	13%

Retail. Retail operating income increased 18% to $198.9 million for the first six months of fiscal 2008 compared to the first six months of fiscal 2007 primarily as a result of higher net sales. Retail gross margin decreased in the first six months of fiscal 2008 as a result of higher green coffee bean costs partially offset by selling price increases, scale benefits due to volume growth and supply chain and production savings principally generated by packaging material savings and blend reformulation. Retail gross margin was also negatively impacted by higher energy costs. Lower Retail gross margin was offset by a reduction in Retail SG&A. Retail SG&A in the first six months of fiscal 2008 decreased compared to Retail SG&A in the first six months of fiscal 2007 primarily due to the $23.2 million insurance receipt related to Hurricane Katrina. Overhead costs and marketing spending were flat in the first six months of fiscal 2008 compared to the first six months of fiscal 2007.

Commercial. Commercial operating income increased 1% to $7.5 million for the first six months of fiscal 2008 compared to the first six months of fiscal 2007. Commercial operating margin increased 1 percentage point in the first six months of fiscal 2008 versus the comparable prior year period. Commercial gross margin was flat in the first six months of 2008 as higher green coffee bean costs and lower volume were offset by higher selling prices and cost savings principally generated by packaging material savings and blend reformulation. Commercial SG&A in the first six month of fiscal 2008 decreased slightly compared to Commercial SG&A for the first six months of fiscal 2007. Commercial SG&A as a percentage of Commercial net sales is higher than the combined SG&A as a percentage of net sales due to higher spending for in-store equipment and service expenses to the foodservice and convenience store channels.

Millstone. Millstone operating income for the first six months of fiscal 2008 was $6.4 million compared to an operating loss of $63.2 million in the first six months of fiscal 2007, which included a $57.9 million charge for the impairment of Millstone goodwill. Millstone gross margin was roughly in line with the prior year period, as lower Millstone volume and higher green coffee bean costs were offset by cost savings principally resulting from direct store delivery system structure changes. Millstone SG&A in the first six months of fiscal 2008 decreased due to lower marketing spending and a $4.1 million insurance receipt in the first six months of fiscal 2008 related to Hurricane Katrina and lower direct store delivery costs. Despite a significant reduction in the Millstone direct store delivery system costs in the first six months of fiscal 2008, direct store delivery system costs as a percentage of Millstone net sales increased compared to the prior year period because the direct store delivery system has a significant fixed cost component that was spread across lower net sales.

Income Taxes

Folgers’ income tax rate decreased to 37% for the six months ended December 31, 2007 from 42% for the six months ended December 31, 2006. The tax rate was higher in the six months ended December 31, 2006 because the Millstone goodwill impairment charge incurred in December 2006 was not tax deductible.

Fiscal 2007 Compared to Fiscal 2006

Net Sales

dollars in millions	Fiscal 2007	Fiscal 2006	Percent Change
Retail	$1,368.5	$1,203.6	14%
Commercial	113.7	115.5	(2)%
Millstone	161.6	178.2	(9)%

Combined	$1,643.8	$1,497.3	10%

Combined. Combined net sales increased 10% to $1,643.8 million in fiscal 2007, which reflected a full year of uninterrupted operations following Hurricane Katrina. Volume was up 7% due to the growth in Retail volume, which more than offset declines in Commercial and Millstone volumes. Pricing added 4% to combined net sales, due to price increases implemented in October 2006 and again in January 2007 to mitigate higher green coffee bean costs. This was partially offset by a negative 1% product mix impact resulting from a volume decline in premium-priced Millstone products.

Retail. Retail net sales increased 14% to $1,368.5 million in fiscal 2007 resulting primarily from an 8% increase in volume, which reflected a full year of uninterrupted operations in fiscal 2007 following Hurricane Katrina, as well as the introduction of Folgers Gourmet Selections products in August 2006. Selling price increases implemented in October 2006 and again in January 2007 to mitigate higher green coffee bean costs added 5% to Retail net sales in fiscal 2007. Product mix had a positive 1% impact driven by the introduction of Folgers Gourmet Selections.

Commercial. Commercial net sales decreased 2% to $113.7 million in fiscal 2007 due to a 3% volume decline resulting from the expiration of contracts with two customers in the fourth quarter of fiscal 2007. Price increases to mitigate higher green coffee bean costs added 2% to Commercial net sales in fiscal 2007, but were partially offset by a negative 1% product mix impact.

Millstone. Millstone net sales decreased 9% to $161.6 million in fiscal 2007. Volume was down 12% primarily due to competitive activity from other gourmet brands. Lower customer trade promotion spending in fiscal 2007 drove a positive 1% pricing impact. In addition, favorable product mix contributed 2% to net sales due to a disproportionate volume decline of lower priced products.

Operating Income

Combined. Combined cost of products sold was $1,025.5 million in fiscal 2007 compared to $951.4 million in fiscal 2006. Combined cost of products sold declined to 62% of combined net sales in fiscal 2007 from 64% of net sales in fiscal 2006, as higher green coffee bean costs were more than offset by selling price increases taken in fiscal 2007 and scale benefits due to higher volume. The benefit of fiscal 2007 cost savings principally resulting from blend reformulation, and efficiencies related to manufacturing packaging materials and transportation as well as the impact of base period Katrina costs more than offset increased on-going post-Katrina costs incurred in fiscal 2007 to operate in New Orleans and Kansas City.

Combined SG&A was $241.7 million in fiscal 2007 compared to $288.4 million in fiscal 2006. Combined SG&A as a percentage of net sales was 15% in fiscal 2007 compared to 19% in fiscal 2006. The improvement as a percentage of combined net sales was a result of a one-time expense of approximately $50 million in fiscal 2006 related to damages caused by Hurricane Katrina and higher net sales in fiscal 2007. Marketing spending as a percentage of combined net sales in fiscal 2007 was roughly in-line with the fiscal 2006 levels. Insurance receipts related to Hurricane Katrina were $32.8 million and $33.2 million in fiscal 2007 and fiscal 2006, respectively.

As a result of the foregoing factors, as well as the $57.9 million charge in fiscal 2007 related to the impairment of Millstone goodwill, combined operating income increased 24% to $318.7 million in fiscal 2007 and combined operating margin was 19% in fiscal 2007, compared to 17% in fiscal 2006.

	Operating Income			Operating Margin
dollars in millions	Fiscal 2007	Fiscal 2006	Percent Change	Fiscal 2007	Fiscal 2006
Retail	$359.4	$231.5	55%	26%	19%
Commercial	13.6	20.9	(35)%	12%	18%
Millstone	(54.3)	5.1	n/a	(34)%	3%

Combined	$318.7	$257.5	24%	19%	17%

Retail. Retail operating income increased 55% to $359.4 million in fiscal 2007 compared to fiscal 2006 due to the impact of a full year of uninterrupted operations in fiscal 2007 following Hurricane Katrina and one-time expenses related to Hurricane Katrina in fiscal 2006. Retail operating margin increased 7 percentage points in fiscal 2007 due to higher gross margins and lower Retail SG&A as a percentage of net sales. Retail gross margins increased as a result of scale benefits due to higher volume and price increases taken during fiscal 2007, partially offset by higher green coffee bean costs. Additionally, Retail gross margins were also impacted by one-time fiscal 2006 costs related to Hurricane Katrina and fiscal 2007 cost savings principally resulting from blend reformulation, and efficiencies related to manufacturing, packaging materials and transportation, which were partially offset by higher on-going costs incurred in fiscal 2007 to operate in New Orleans and Kansas City. Retail SG&A in fiscal 2007 decreased versus fiscal 2006 as a result of one-time fiscal 2006 expenses of approximately $42 million related to Hurricane Katrina. Insurance receipts related to Hurricane Katrina were $27.9 million and $28.2 million in fiscal 2007 and fiscal 2006, respectively.

Commercial. Commercial operating income decreased 35% to $13.6 million in fiscal 2007 compared to fiscal 2006. Commercial operating margin decreased 6 percentage points in fiscal 2007 due to lower Commercial gross margins and higher Commercial SG&A as a percentage of net sales. Commercial gross margin decreased due to higher green coffee costs and lower volume, partially offset by higher selling prices. Commercial SG&A as a percentage of net sales increased in fiscal 2007 due to higher Commercial overhead costs resulting from expanded sales coverage and increased marketing expenses.

Millstone. Millstone operating loss was $54.3 million in fiscal 2007 compared to operating income of $5.1 million in fiscal 2006 primarily due to the $57.9 million impairment of Millstone goodwill and lower net sales. Millstone gross margin improved due to supply chain improvements, savings from more efficient buying and blending of green coffee beans and improved product mix, which more than offset a reduction in volume. Millstone SG&A as a percentage of net sales in fiscal 2007 increased due to lower net sales and higher marketing spending compared to fiscal 2006, which more than offset a one-time expense in fiscal 2006 of approximately $8 million related to damages caused by Hurricane Katrina. Insurance receipts related to Hurricane Katrina were $4.9 million and $5.0 million in fiscal 2007 and fiscal 2006, respectively.

Income Taxes

Folgers’ income tax rate increased from 37% for fiscal 2006 to 42% for fiscal 2007. The tax rate was higher in fiscal 2007 due to the non-deductibility of the Millstone goodwill impairment charge incurred in fiscal 2007.

Fiscal 2006 Compared to Fiscal 2005

Net Sales

dollars in millions	Fiscal 2006	Fiscal 2005	Percent Change
Retail	$1,203.6	$1,155.2	4%
Commercial	115.5	105.4	10%
Millstone	178.2	186.0	(4)%

Combined	$1,497.3	$1,446.6	4%

Combined. Combined net sales increased 4% to $1,497.3 million in fiscal 2006. The full year effect of price increases implemented in December 2004 and again in March 2005 contributed 13% to combined net sales growth and more than offset an 8% volume decline resulting primarily from the impact of Hurricane Katrina. In August 2005, Hurricane Katrina caused significant damage to Folgers’ production facilities in New Orleans. This caused a temporary disruption in Folgers’ ability to ship Retail and Millstone products at full capacity and resulted in volume declines in both Retail and Millstone. In addition, the disproportionate volume decline in premium-priced Millstone products had a negative 1% product mix impact.

Retail. Retail net sales increased 4% to $1,203.6 million in fiscal 2006. Volume decreased 8% in fiscal 2006 due to temporary disruptions related to Hurricane Katrina, which prevented Folgers from producing at full capacity in September and October 2005. Lower volume was more than offset by the full year effect of price increases implemented in December 2004 and again in March 2005, which added 13% to Retail net sales. Additionally, product mix had a negative 1% impact.

Commercial. Commercial net sales increased 10% to $115.5 million in fiscal 2006. The full year effect of price increases implemented in December 2004 and again in March 2005 added 9% while Commercial volume increased 1% in fiscal 2006 compared to fiscal 2005.

Millstone. Millstone net sales decreased 4% to $178.2 million in fiscal 2006. Volume in fiscal 2006 declined 15% due to temporary disruptions relating to Hurricane Katrina and strong competitive activity in the gourmet coffee market. Price increases, taken to mitigate higher green coffee bean costs, contributed 12% to Millstone net sales in fiscal 2006. Additionally, product mix had a negative 1% impact.

Operating Income

Combined. Combined cost of products sold was $951.4 million in fiscal 2006 compared to $813.8 million in fiscal 2005. Combined cost of products sold as a percentage of combined net sales increased to 64% in fiscal 2006 from 56% in fiscal 2005. Combined cost of products sold as a percentage of net sales was higher in fiscal 2006 due to higher green coffee bean costs, lower volume, costs related to Hurricane Katrina and higher energy costs, partially offset by selling price increases and a $17.9 million gain due to hedging activity in fiscal 2005.

Combined SG&A was $288.4 million in fiscal 2006 compared to $270.2 million in fiscal 2005. Combined SG&A as a percentage of net sales in fiscal 2006 was roughly equal to combined SG&A as a percentage of net sales in fiscal 2005 at 19%. In fiscal 2006, Folgers incurred approximately $50 million in one-time expenses related to Hurricane Katrina. These costs were partially offset by a $33.2 million insurance receipt related to Hurricane Katrina, lower marketing spending as a percentage of net sales, and the impact of higher net sales.

As a result of the foregoing factors, operating income decreased by 29% to $257.5 million in fiscal 2006 and operating margin was 17% in fiscal 2006, compared to 25% in fiscal 2005 as follows:

	Operating Income			Operating Margin
dollars in millions	Fiscal 2006	Fiscal 2005	Percent Change	Fiscal 2006	Fiscal 2005
Retail	$231.5	$314.4	(26)%	19%	27%
Commercial	20.9	17.7	18%	18%	17%
Millstone	5.1	30.5	(83)%	3%	16%

Combined	$257.5	$362.6	(29)%	17%	25%

Retail. Retail operating income decreased 26% to $231.5 million in fiscal 2006 compared to fiscal 2005 primarily due to temporary disruptions related to Hurricane Katrina which prevented Folgers from producing at full capacity in September and October 2005. Retail gross margin decreased in fiscal 2006 compared to fiscal 2005 due to lower volume, costs related to Hurricane Katrina, and higher energy costs. The impact of higher green coffee bean costs was offset by higher selling prices. Retail SG&A as a percentage of net sales in fiscal 2006 increased slightly due to one-time expenses related to Hurricane Katrina totaling approximately $42 million in fiscal 2006, which were partially offset by a $28.2 million insurance receipt relating to Hurricane Katrina and the impact of higher net sales.

Commercial. Commercial operating income increased 18% to $20.9 million in fiscal 2006 compared to fiscal 2005 primarily driven by higher net sales. Operating margin increased 1 percentage point in fiscal 2006 versus the prior year period. Commercial gross margin decreased in fiscal 2006 due to higher green coffee costs and higher energy costs, partially offset by higher selling prices. Commercial SG&A expenses as a percentage of net sales in fiscal 2006 decreased due to a reduction in marketing spending and the impact of higher net sales.

Millstone. Millstone operating income decreased 83% to $5.1 million in fiscal 2006 compared to fiscal 2005 primarily due to lower volume and Hurricane Katrina impacts. Millstone gross margin in fiscal 2006 decreased due to the impact of lower volume, costs related to Hurricane Katrina and higher energy costs. The impact of higher green coffee bean costs in fiscal 2006 was offset by higher selling prices. Millstone SG&A as a percentage of net sales increased in fiscal 2006 due to the one-time costs to Millstone of approximately $8 million related to Hurricane Katrina and the impact of lower net sales, partially offset by a $5.0 million insurance receipt related to Hurricane Katrina and lower marketing spending.

Income Taxes

Folgers’ income tax rate was 37% in both fiscal 2006 and fiscal 2005.

Liquidity and Capital Resources

Historical

Folgers historically generated, and prior to the separation will continue to generate, significant cash flow from operations, the majority of which is distributed to P&G. In addition, prior to the separation, Folgers has and will continue to participate in P&G’s cash management system.

Cash Flow

Cash flow from operating activities. Operating cash flow for the six months ended December 31, 2007 was $136.6 million. Net earnings after adjustments for non-cash items (mainly depreciation) and an increase in accrued liabilities related to holiday merchandising expenses were the primary source of operating cash flow. This was partially offset by cash used for working capital to support business growth and seasonality.

Operating cash flow for the six months ended December 31, 2006 was $154.5 million. Net earnings after adjustments for non-cash items (mainly depreciation and the one-time Millstone impairment charge) and an increase in accrued liabilities related to holiday merchandising expenses were the primary source of operating cash flow. This was partially offset by cash used for working capital to support business growth and seasonality.

Operating cash flow in fiscal 2007 was $248.5 million. Net earnings, after adjustments for non-cash items (mainly depreciation and the one-time Millstone impairment charge) was the primary driver of operating cash flow.

Operating cash flow in fiscal 2006 and fiscal 2005 was $182.7 million and $232.8 million, respectively. Net income, after adjustments for non-cash items (mainly depreciation) was the primary source of operating cash flow in both fiscal years.

Cash flow from investing activities. Investing activities have historically been primarily related to capital expenditures. Capital expenditures were $8.7 million and $28.8 million in each of the six months ended December 31, 2007 and December 31, 2006, respectively and were $42.4 million, $42.7 million and $36.0 million in each of fiscal 2007, fiscal 2006 and fiscal 2005, respectively. Folgers expects capital expenditures for fiscal 2008 to be approximately $28 million, of which $8.7 million was incurred in the first six months of fiscal 2008.

Cash flow from financing activities. Folgers distributed excess cash to P&G of $133.1 million in the six months ended December 31, 2007, $203.8 million in fiscal 2007, $143.4 million for fiscal 2006 and $206.2 million in fiscal 2005.

Post-Separation Liquidity

Upon Folgers’ separation from P&G, Folgers’ capital structure and accordingly, its sources of liquidity and debt servicing obligations and other costs will change significantly. After the separation, Folgers’ primary source of liquidity will continue to be cash provided from operating activities, supplemented by third-party borrowings. Folgers’ liquidity after the separation will be affected by incurrence of third party debt, additional costs associated with operating as a stand-alone public company and no longer participating in P&G’s cash management program. Based on Folgers’ current and anticipated level of operations, Folgers believes that its operating cash flow, together with amounts expected to be available under its new financing arrangements, will be sufficient to meet Folgers’ anticipated liquidity needs over at least the next twelve months. For additional risks relating to Folgers’ business, the coffee industry and the separation, see “Risk Factors” and “Pro Forma Financial Information.”

Contractual Obligations

The following table presents Folgers’ contractual obligations as of June 30, 2007 on a historical basis:

	Amounts due by period
dollars in millions	Total	Less than 1 year	1-3 years	4-5 Years	More than 5 years
Operating lease obligations(1)	$1.8	$1.1	$0.5	$0.2	$0.0
Capital lease obligations(2)	14.8	8.1	1.3	1.5	3.9
Purchase obligations(3)	1.3	1.3	—	—	—

Total	$17.9	$10.5	$1.8	$1.7	$3.9

The following table presents Folgers’ contractual obligations as of June 30, 2007 on a pro forma basis after giving effect to the $             million of debt to be incurred in connection with the separation:

	Amounts due by period
dollars in millions	Total		Less than 1 year		1-3 years		4-5 Years		More than 5 years
Debt obligations	$		$		$		$		$
Operating lease obligations(1)		1.8		1.1		0.5		0.2		—
Capital lease obligations(2)		14.8		8.1		1.3		1.5		3.9
Purchase obligations(3)		1.3		1.3		—		—		—

Total	$		$		$		$		$

(1)	Folgers leases certain property, plant and equipment for varying periods which are accounted for as operating leases.

(2)	Folgers also periodically enters into service and supply arrangements with certain vendors, pursuant to which vendors procure specialized machinery and equipment dedicated to satisfying minimum production levels which Folgers is obligated to purchase. Folgers accounts for such arrangements as capital leases.

(3)	Folgers has purchase commitments for materials, supplies, services and property, plant and equipment as part of the normal course of business.

Recent Accounting Pronouncements

Other than as discussed below, no new accounting pronouncement issued or effective during the fiscal year has had or is expected to have a material impact on Folgers’ combined financial statements.

In July 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation (FIN) 48, “Accounting for Uncertainty in Income Taxes.” FIN 48 addresses the accounting and disclosure of uncertain tax positions. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Folgers adopted FIN 48 as of July 1, 2007. The impact of the adoption was not material to the financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards (“SFAS”) 157, “Fair Value Measures,” (SFAS 157) which establishes a framework for measuring fair value and expands disclosures about fair value measurements. Pursuant to FASB Financial Staff Position 157-2, the FASB issued a partial deferral of the implementation of SFAS 157, as it relates to all non-financial assets and liabilities where fair value is not already the required measurement attribute by other accounting standards. The remainder of SFAS 157 will be effective for Folgers on July 1, 2008. Folgers does not expect SFAS 157 to have a material impact on its financial statements.

In February 2007, the FASB issued SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115” (SFAS 159). SFAS 159 gives the option to carry most financial assets and liabilities at fair value, with changes recognized in earnings. SFAS 159 will be effective for Folgers beginning July 1, 2008, although early adoption is permitted. Folgers is currently assessing the potential effect of SFAS 159 on its financial statements.

In December 2007, the FASB issued SFAS 141 (Revised), “Business Combinations (SFAS 141R)” and SFAS 160, “Noncontrolling Interests in Consolidated Financial Statements (SFAS 160).” SFAS 141R and SFAS 160 revise the method of accounting for a number of aspects of business combinations, including acquisition costs, contingencies (including contingent assets, contingent liabilities and contingent purchase price), the impact of partial and step-acquisitions (including the valuation of net assets attributable to non-acquired minority interests), and post-acquisition exit activities of acquired businesses. SFAS 141R and SFAS 160 will be effective for Folgers on July 1, 2009.

Quantitative and Qualitative Disclosure About Market Risk

Folgers is exposed to market risks, such as changes in commodity prices and, following the separation, interest rates. To manage the volatility related to these exposures, Folgers enters into various financial transactions, which it accounts for under SFAS 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended and interpreted. The utilization of these financial transactions is governed by Folgers’ policies covering acceptable counterparty exposure, instrument types and other hedging practices. Folgers does not hold or issue derivative financial instruments for speculative or trading purposes.

Commodity Price Risk

Green coffee bean price fluctuations represent Folgers’ most significant market risk. In addition to fixed price purchase contracts, Folgers uses futures and options contracts to manage the volatility related to the above exposures. Folgers’ operating margin can be significantly impacted by changes in the price of green coffee beans. Folgers enters into fixed quantity unpriced coffee purchase commitments in an attempt to secure an adequate supply of coffee. These unpriced purchase agreements are indexed to a specific market price. In order to hedge the volatility in the unpriced purchase agreements, Folgers uses futures and options which are indexed to the same specific market price as the unpriced purchase commitment. In certain instances, Folgers has flexibility in selecting the date to settle its futures contract and fix the price of the hedged purchase contract. Folgers generally agrees to a final price of its unpriced coffee purchase agreements several months prior to delivery, so that it can adjust its product selling prices, if necessary. Futures and options utilized to hedge volatility of the unpriced purchase agreements generally are designated as cash flow hedges under SFAS 133. In addition, Folgers uses futures, options and swap contracts to manage volatility related to fluctuations in packaging materials and other commodities. Changes in prices for these materials impact Folgers’ cost of products sold, but to a much lesser extent than coffee bean prices. The effective portion of the changes in fair value for futures and options designated as hedges is reported in accumulated other comprehensive income and reclassified into earnings in the same financial statement line item and in the same period or periods during which the hedged purchase transactions affect earnings. Note 9 to Folgers’ combined financial statements includes a detailed discussion of Folgers’ accounting policies relating to its hedging activities. See “Risk Factors—Risks Relating to Folgers and the Coffee Industry—If Folgers’ hedging policy is not effective, Folgers may not be able to manage its coffee costs and could be forced to pay more for green coffee beans, reducing its profitability.”

A sensitivity analysis technique has been performed to evaluate the effect that changes in the price of green coffee beans, packaging materials and other commodities will have on Folgers’ financial derivative instruments. At the end of fiscal 2007, the potential change in fair value of these instruments, assuming a 10% increase or decrease in underlying commodity prices, was a $2 million increase and a $3 million decrease, respectively.

Interest Rate Risk

In connection with the separation, Folgers intends to incur approximately $             million of variable-rate debt. Each quarter point change in interest rates would result in a $       change in annual interest expense.

INDUSTRY

The U.S. Coffee Market

Coffee is the most popular hot drink in the United States. According to the National Coffee Association of U.S.A., Inc. (the “NCA”), in 2007 approximately 57% of the U.S. population over the age of 18 drank coffee daily, up from approximately 49% in 2004. The NCA also reported that the percentage of the U.S. adult population that consumed gourmet coffee beverages weekly (defined as premium whole bean or roast and ground varieties, espresso-based beverages and iced coffee) increased to 37% in 2007 from 27% in 2003. A 2007 NCA study found that adults ages 40 to 59 in the United States consume the highest average share of coffee.

The coffee industry information and data (including forecast information) included below has been derived from information prepared by Datamonitor. Datamonitor divides the coffee market into two sales channels: retail and foodservice. Datamonitor defines the retail and foodservice channels as follows:

•

Retail—includes supermarkets (e.g., Kroger), convenience stores (e.g., 7-Eleven), mass merchandisers (e.g., Wal-Mart), warehouse clubs (e.g., Costco), drug stores (e.g., CVS), health/natural food stores (e.g., Wild Oats), gourmet stores (e.g., Dean & Deluca), internet purchases, mail order and other (e.g., kiosks, vending machines and airport retailing).

•

Foodservice—includes coffee shops (e.g. Starbucks), full service restaurants, institutional foodservice outlets (e.g. sporting arenas, hotels, hospitals, universities, nursing homes and cafés located within places of work) and quick service restaurants (e.g., McDonald’s).

Overall sales in the U.S. coffee market increased to $30.7 billion in 2007 from $20.1 billion in 2002, reflecting a 8.8% compound annual growth rate. The driver of this growth was foodservice channel sales, which grew at a compound annual growth rate of 14.4% to $20.6 billion in 2007. Coffee sales in the retail channels increased at a 1.1% compound annual growth rate since 2002, reaching $10.1 billion in 2007. Overall coffee sales are forecasted to increase to $39.1 billion in 2012, reflecting a 5.0% compound annual growth rate, with foodservice coffee sales expected to grow at an 6.7% compound annual growth rate to $28.5 billion and retail coffee sales expected to grow at a 1.1% compound annual growth rate to $10.6 billion.

Retail

Packaged coffee sales represented approximately 69% of retail coffee sales in 2007 with prepared products constituting the remaining 31% of retail coffee sales. Roast and ground products (including pre-ground coffee that is roasted, ground and either vacuum packed or sold in containers, as well as whole beans that have been roasted but not ground) represents the largest category of packaged products. Sales of roast and ground products were approximately $5.5 billion in 2007 and are expected to remain relatively flat through 2012. Other packaged products include:

•	instant coffee (freeze-dried products, granules and mixes/powders), with sales of $822 million in 2007, which are forecasted to decrease slightly through 2012; and

•

ready-to-drink products (prepackaged, pre-flavored, sweetened coffee drinks that typically come in single serve containers), with sales of $547 million in 2007, which are forecasted to increase modestly through 2012.

Sales of prepared coffee in the retail channels were $3.1 billion in 2007 with sales forecasted to increase to $3.5 billion by 2012. Of the $10.1 billion total retail coffee sales in 2007, supermarkets represented approximately 40%, while convenience store sales were approximately 30%.

Foodservice

Prepared coffee sales represented approximately $18.1 billion, or 88%, of total foodservice coffee sales in 2007. Foodservice sales of prepared coffee are expected to grow at an 7.0% compound annual growth rate through 2012. In 2007, foodservice sales of packaged coffee were approximately $2.5 billion, or 12%, of total foodservice coffee sales. Foodservice sales of packaged coffee are expected to grow at a 4.1% compound annual growth rate through 2012. Of the $20.6 billion in total foodservice coffee sales in 2007, coffee shops were approximately 54%, while quick service restaurant sales were approximately 27%.

Overall coffee sales in the 2002 to 2007 period increased at a rate higher than volume sales growth, reflecting the willingness of consumers to pay more for coffee. Overall per capita coffee expenditures in the U.S. grew at a compound annual growth rate of 7.6% between 2002 and 2007. The relative size of the away-from-home segment of the coffee market (defined by Datamonitor to include all prepared coffee as well as ready-to-drink products) increased from 60% of the total coffee market in 2002 to 71% in 2007. The away-from-home segment is forecasted to increase to 76% in 2012 (reflecting a 6.3% compound annual growth rate in away-from-home sales in the 2007-2012 period). The at-home (i.e. coffee purchased for brewing and consumption at home) segment has decreased from 40% of the total coffee market in 2002 to 29% in 2007 and is forecasted to decrease to 24% in 2012 (reflecting a 1.4% compound annual growth rate in at-home sales in the 2007 to 2012 period).

While coffee sales through retail channels declined as a percentage of total coffee sales between 2002 and 2007, various sectors within the retail channels experienced growth, including flavored coffees, specialty whole bean coffee, private label coffee, ready-to-drink products and coffee pods. Specialty coffees sold through retail channels have experienced substantial growth over the past five years as specialty coffee in the whole bean segment has grown from 51% of overall whole bean sales in 2002 to 62% in 2007. By 2012, this specialty coffee segment is expected to increase to 71% of the forecasted $805 million overall whole bean segment with most of the expected sales growth from flavored whole beans. Roast and ground sales of flavored coffee are expected to grow at a 3.4% compound annual growth rate in the 2007-2012 period to $697 million.

The Coffee Market in which Folgers Competes

The U.S. Retail Packaged Coffee Market

Folgers defines the U.S. retail packaged coffee market as packaged coffee sold in grocery stores, drug stores, mass merchandisers, club stores and dollar stores but not including packaged coffee sold in coffee shops or other foodservice establishments, health/natural food stores, gourmet stores, convenience stores and various other channels. Folgers’ Retail and Millstone reporting segments operate in this market. Sales to the retail packaged coffee market represented over 90% of Folgers’ combined net sales in fiscal 2007. Market data is available from vendors such as ACNielsen and IRI, but P&G and Folgers believe that these sources only capture about two-thirds of the relevant market data and do not measure sales to some customers (such as Wal-Mart) that represent a significant portion of Folgers’ net sales. Because of this, P&G calculates a market share measure which P&G believes is the best gauge of its share of the total market. Folgers’ market share data, as determined by P&G, combines U.S. market data from ACNielsen and/or IRI with additional sales data purchased from a representative group of retailers, household panel data, and internal analytical models to create P&G’s best estimate of the total U.S. retail packaged coffee market. The market share data provided below is based on calendar year 2007. Market share data is used by P&G in order to standardize market share information across different products and retail channels and is regularly used by Folgers’ management in the analysis of the business. Folgers’ market share data is not publicly available industry information and is not used by any of Folgers’ competitors in analyzing their businesses.

Overall U.S. Retail Coffee Market. The U.S. retail packaged coffee market includes all of the product categories discussed below. Based on Folgers’ market share data, Folgers estimates the size of the U.S. retail packaged coffee market in 2007 was approximately $5.2 billion, an increase of $248 million, or 5%, compared to 2006. Folgers estimates that its market share of the total retail packaged coffee market on a sales basis in 2007 was over 30%. Folgers believes that no other brand in the U.S. retail packaged coffee market had a market share of the total retail market on a sales basis greater than 15% in 2007.

Folgers divides the U.S. retail packaged coffee market into three categories: mainstream roast and ground coffee, gourmet coffee and single serve coffee which represented 53%, 30%, and 18%, respectively, of the U.S. retail packaged coffee market on a sales basis in 2007. The primary channels in which Folgers competes in the U.S. retail packaged coffee market are grocery stores, drug stores, mass merchandisers, club stores and dollar stores.

Mainstream roast and ground coffee. The mainstream roast and ground coffee category consists of coffee for use with multi-cup coffee makers. Mainstream roast and ground coffee, which is less expensive per pound than gourmet coffee, is available in plastic canisters, metal cans, vacuum packed bags or brick packaging. Mainstream roast and ground coffee is available in caffeinated and decaffeinated forms and a small portion of the market is comprised of flavored coffee. Folgers’ key competitors in this market are Maxwell House and Yuban (Kraft), Chock full o’ Nuts, Hills Brothers and Chase & Sanborn (Massimo Zanetti Beverages) and private label brands.

Based on Folgers’ market share data, Folgers estimates retail sales of mainstream roast and ground coffee in 2007 were $2.8 billion, an increase of $131 million, or 5%, compared to 2006. Folgers estimates that its market share of this category on a sales basis in 2007 was 48%. Folgers estimates that Kraft had the next leading combined market share for its Maxwell House and Yuban brands in the main stream roast and ground category with a 24% market share on a sales basis in 2007.

Gourmet coffee. Gourmet coffee is coffee that typically carries a premium image or a premium price, is either whole bean or ground and is packaged in soft bags or available in bulk whole bean dispensers. Folgers’ primary brands in this category are Folgers Gourmet Selections, Dunkin’ Donuts® licensed retail packaged coffee products and Millstone. The key competitors in this market are Starbucks and Seattle’s Best (Kraft under license from Starbucks), Eight O’Clock Coffee, Green Mountain, Peet’s and private label brands.

Based on Folgers’ market share data, Folgers estimates retail sales of gourmet coffee in 2007 were $1.5 billion, an increase of $101 million, or 7%, compared to 2006. Folgers estimates that Starbucks had the leading combined market share for its Starbucks and Seattle’s Best brands in this category with a 33% market share on a sales basis in 2007. Folgers estimates that its combined market share of the gourmet category, which includes Millstone, Folgers Gourmet Selections, Dunkin’ Donuts® licensed retail packaged coffee products and Brothers coffee, on a sales basis in 2007 was over 19%.

Single serve coffee. Single serve coffee is prepared for single cup use, as opposed to multi-cup use, and is categorized into the following three types: instant coffee, powdered creamy instant coffee and coffee pods. Instant coffee is prepared by heating water and adding coffee to the hot water. Powdered creamy instant coffee is prepared similarly to regular instant coffee, but contains ingredients that add additional flavor and creaminess to the coffee. Finally, coffee pods are individual pods, disks or K-Cups and are used in a single cup brewer system. The key competitors in this category are Maxwell House, General Foods International Coffee and Tassimo (Kraft), Taster’s Choice and Nescafé (Nestlé), Senseo (Sara Lee), Green Mountain (Green Mountain Coffee Roasters) and private label brands.

•

Instant coffee. Based on Folgers’ market share data, Folgers estimates retail sales of instant coffee in 2007 were $647 million, an increase of $31 million, or 5%, compared to 2006. Folgers estimates that its market share of this sub-category on a sales basis in 2007 was 38%. Folgers estimates that Nestlé had the next leading combined market share for its Taster’s Choice and Nescafé brands in the instant coffee sub-category with a 34% market share on a sales basis in 2007.

•

Powdered creamy instant coffee. Based on Folgers’ market share data, Folgers estimates retail sales of powdered creamy instant coffee in 2007 were $203 million, a decrease of $11 million, or 5%, compared to 2006. Folgers estimates that General Foods International had the leading market share on a sales basis in 2007 in this sub-category at 52%, while Folgers had an 11% market share on a sales basis in this sub-category in 2007.

•

Coffee pods. Based on Folgers’ market share data, Folgers estimates retail sales of coffee pods in 2007 to be $70 million, an increase of $7 million, or 12%, compared to 2006. Folgers believes that Senseo had the leading market share on a sales basis in 2007 at 49% in this sub-category, while Folgers had an 18% market share on a sales basis in this sub-category in 2007.

The U.S. Commercial Coffee Market

Folgers’ Commercial reporting segment operates in the commercial market, selling its commercial packaged roast and ground coffee products to foodservice, offices, convenience stores and quick service and casual dining restaurants, the primary channels in which Folgers competes. Sales to this market represented less than 10% of Folgers combined net sales in fiscal 2007. Folgers estimates 2007 sales in the commercial coffee market channels in which it competes were approximately $4.1 billion and that its market share was approximately 3% on a sales basis. Key competitors in this market include Sara Lee, Kraft, Starbucks Office Coffee and Foodservice, S&D Coffee and Green Mountain Coffee Roasters.

BUSINESS

General

Folgers is the leading producer of retail packaged coffee products in the United States with a broad portfolio of products sold primarily under its flagship Folgers brand. Folgers primarily engages in sourcing, blending and roasting green coffee beans and packaging, marketing and distributing quality branded coffee products. These coffee products are sold in a variety of different packaging and coffee product formats, including roast and ground, whole bean and single serve coffee products. In 2007, Folgers’ packaged products had an approximate 40% market share on a volume basis and an approximate 36% market share on a sales basis in the United States. For the fiscal year ended June 30, 2007 and for the six months ended December 31, 2007, Folgers generated combined net sales of $1,643.8 million and $936.7 million, respectively, and operating income of $318.7 million and $212.8 million, respectively.

Folgers, through its 158 year history, has developed an in-depth understanding of coffee consumers, strong brand loyalty, blending and roasting expertise, a legacy of innovation and a commitment to operational excellence. Folgers is the leading supplier of packaged coffee in each of the primary retail channels in which it competes: grocery stores (e.g., Kroger, Supervalu, Albertsons), drug stores (e.g., CVS, Walgreens), mass merchandisers (e.g., Wal-Mart), club stores (e.g., Costco, Sam’s Club) and dollar stores (e.g., Family Dollar).

The following is a summary of various facts about Folgers’ key retail product offerings:

Folgers:

•	#1 U.S. retail packaged coffee brand by sales and volume in 2007

•	#1 U.S. retail packaged coffee item by units sold in 2007 (the 39 oz. Folgers Classic Roast)

•	#1 U.S. retail instant packaged coffee brand by sales and volume in 2007

•	#1 U.S. retail decaffeinated packaged coffee brand by sales and volume in 2007

Folgers Gourmet Selections:

•	Launched in August 2006, marking the Folgers brand’s first significant entry into the gourmet category, with nine different café-inspired flavors

•	Generated over $40 million of net sales in fiscal 2007 and over $21 million of net sales in the first six months of fiscal 2008

Dunkin’ Donuts® licensed retail packaged coffee products:

•

Launched in August 2007 under an exclusive licensing agreement for retail sales in the grocery stores, drug stores, mass merchandisers and club stores retail channels (excluding Dunkin’ Donuts® locations)

•	Over $60 million in net sales from August through December 2007

Folgers roasts approximately 600 million pounds of coffee per year at its state-of-the-art production facilities. Folgers’ principal facilities are in New Orleans, Louisiana, with additional production and packaging facilities in Kansas City, Missouri and Sherman, Texas. All of its coffee products are produced from high quality Arabica and Robusta coffee beans that are roasted for maximum flavor using proprietary roasting technology.

Folgers’ business consists of three segments: Retail, Commercial and Millstone. The Retail segment includes roast and ground coffee products, such as Folgers Classic Roast® and Folgers Coffee House Series®, and single serve coffee products, such as Folgers Instant, Folgers Singles, Folgers Cappuccino and Folgers Pods. The Retail segment also includes gourmet roast and ground coffee products, such as Folgers Gourmet Selections, which was introduced in August 2006, and Dunkin’ Donuts® licensed retail packaged coffee products, which Folgers began producing and distributing through certain retail outlets in August 2007, under an exclusive licensing agreement with Dunkin’ Donuts LLC. For the fiscal year ended June 30, 2007 and for the six months ended December 31, 2007, the Retail segment generated net sales of $1,368.5 million and $818.6 million, respectively, and operating income of $359.4 million and $198.9 million, respectively.

The Commercial segment includes packaged roast and ground coffee products sold to foodservice, offices, convenience stores and quick service and casual dining restaurants. For the fiscal year ended June 30, 2007 and for the six months ended December 31, 2007, the Commercial segment generated net sales of $113.7 million and $59.4 million, respectively, and operating income of $13.6 million and $7.5 million, respectively.

The Millstone segment includes Millstone® gourmet roast and ground and whole bean coffee products. Millstone’s products are primarily sold in packaged and bulk whole bean form through its direct store delivery system. Millstone also produces private label brands sold in packaged and bulk whole bean form by various retailers, such as Brothers (sold by Publix and King Soopers) and Veneto’s (sold by Wal-Mart). For the fiscal year ended June 30, 2007 and for the six months ended December 31, 2007, the Millstone segment generated net sales of $161.6 million and $58.7 million, respectively, and operating loss of $54.3 million and operating income of $6.4 million, respectively.

History

The Folgers coffee business began in 1850 when William H. Bovee hired James A. Folger to build a mill in San Francisco, California, which Bovee named The Pioneer Steam Coffee and Spice Mills. James A. Folger became a full partner of the Pioneer Steam Coffee and Spice Mills in 1865, and in 1872 he bought out the other partners, renaming the company J. A. Folger & Co. In 1963, P&G acquired the Folgers coffee business.

Folgers was formed on December 26, 2007 to facilitate the separation of the Folgers business from P&G as a stand-alone public company. P&G will transfer its coffee business to Folgers in connection with the separation.

Competitive Strengths

Superior Brand Equity

Folgers is among the most iconic consumer products brands and one of the most well-known names in coffee in the United States, having the highest levels of unaided consumer awareness of the leading national retail coffee brands. Folgers targets its advertising and marketing campaigns to create emotional ties between Folgers consumers and Folgers coffee products. For example, Folgers’ management believes that the “Best Part of Wakin’ Up is Folgers in Your Cup” advertising campaign is among the most memorable consumer brand marketing campaigns in the United States, creating powerful emotional connections with consumers since 1984. The licensed Dunkin’ Donuts® brand is also highly recognized by consumers and tailored to the rapidly growing gourmet coffee market. Folgers devotes significant resources to research and understand its consumers, customers and the retail coffee market to guide its investment strategies for new coffee innovations and branding, advertising and pricing decisions.

Strong Market Leader

Folgers is the largest retail coffee roaster in the United States. Folgers is the number one retail coffee brand based on volume and sales in the United States with market shares of 40% and 36%, respectively, in 2007. Folgers is also the number one retail instant packaged coffee brand based on sales and volume and the number one retail decaffeinated packaged coffee brand based on sales and volume in the United States in 2007. Folgers’ management believes that Folgers’ market leadership is attributable to the strength of the Folgers brand, the loyalty of its consumers and Folgers’ superior roasting and blending capabilities.

History of Market Leading Product Innovation

Over Folgers’ long history of innovation in the retail coffee industry, Folgers has repeatedly developed new coffee products and technologies that have transformed the retail coffee product portfolio across the industry. For example:

•	In 1968, Folgers introduced Folgers Crystals instant coffee, improving the quality of instant coffee products then available.

•	In 1977, Folgers led the first major yield improvement of at-home coffee products, resulting in the ability to brew the same number of consistent quality cups from fewer green coffee beans.

•	In 1984, Folgers introduced Folgers decaffeinated coffee, quickly becoming the market leader in the retail decaffeinated coffee category.

•

In 2003, Folgers introduced the AromaSeal™ plastic canister, replacing the metal can that had been used for years for roast and ground coffee products. This patented first-in-the-industry plastic canister provides more freshness and ease of handling and storage for consumers and was awarded the DuPont Diamond Award for innovation in packaging in 2004.

•	In 2006, Folgers introduced Simply Smooth™, a less acidic coffee product for sensitive stomachs.

Industry Leading Production Capability, Operational Scale and Excellence

Folgers’ management believes Folgers’ production facilities, operational efficiencies and scale provide Folgers with state-of-the-art sourcing and production capabilities. Folgers also has proprietary core competencies in formulation, blending and roasting techniques, as well as a broad range of highly integrated production and distribution processes, which management believes have enabled Folgers to enhance product quality while achieving lower costs. This technology and production expertise in formulation, blending and roasting allows Folgers to maintain a consistent quality product while utilizing green coffee beans from various source countries, resulting in production flexibility to optimize the quality and production costs of Folgers’ products. In addition to generating new revenue opportunities, the focus on enhancing operating efficiency has generated significant savings for Folgers in recent years.

Significant, Stable Cash Flow

Folgers generated an operating margin of 19.4% in fiscal 2007, compared to 9.6% for the S&P Mid-Cap Food Products Index in the twelve months ended June 30, 2007. The profitability of Folgers’ business combined with its modest capital expenditure requirements have historically enabled it to generate strong and stable cash flow. In fiscal 2005, 2006 and 2007 and for the six months ended December 31, 2007, Folgers generated $232.8 million, $182.7 million, $248.5 million and $136.6 million, respectively, of cash flow from operating activities. This steady cash flow is expected to create stockholder value by enabling Folgers to invest in the business, reduce debt and return capital to stockholders.

Experienced Management Team

Folgers’ senior management team has extensive experience in the branded food and beverage industry and many have substantial experience in the retail coffee industry as P&G employees. In particular, Folgers’ President and Chief Executive Officer, James P. Egasti, has worked for P&G for almost 29 years, approximately 23 of which were in the food and beverage unit that includes P&G’s retail coffee business. Folgers’ management team has a broad range of experience in brand management, production and distribution, and has strong industry relationships. In addition, key Folgers managers and technical coffee specialists possess substantial coffee knowledge and experience.

Business Strategies

Historically, Folgers’ coffee business has operated as part of P&G. Following the separation, Folgers will be a stand-alone public company focused entirely on the coffee business. Folgers’ management believes Folgers will be better positioned to compete in the retail coffee industry and grow its business following the separation. Specifically, Folgers intends to focus on the following strategic initiatives:

Continue to Focus on Core Folgers Brand

The Folgers brand continues to be the most prominent brand in Folgers’ portfolio. Folgers intends to continue to grow its leading market share in the packaged roast and ground and single serve coffee categories by continuing to promote its core Folgers coffee products and introducing new Folgers roast and ground products, such as Folgers Black Silk®, a darker roast, to appeal to evolving consumer preferences. Folgers also intends to continue to focus on quality, superior branding driven by its in-depth consumer understanding and a continued stream of product, packaging and marketing innovations.

Improve Sales Capability

Folgers coffee products are currently sold by an internal P&G sales team that generally sells multiple products together. Folgers intends to modify this sales strategy. Following the separation, Folgers will increase its focus on certain retail channels that are important to the coffee business, including the grocery channel, where management believes Folgers’ market share is currently underdeveloped and which accounted for 42% of Folgers’ net sales in fiscal 2007. Folgers will utilize third-party sales brokers with customer dedicated sales teams and sales personnel dedicated to selling Folgers products to key grocery customers. Folgers will also maintain an internal sales team to service its largest customers. Folgers expects that its ability to operate independently from P&G will also provide opportunities to offer more flexible programs to other retail customers in order to increase sales and further grow its market share.

Capitalize on Gourmet Coffee Opportunities

Folgers views the higher margin gourmet coffee market as a significant growth opportunity, as this market is growing faster than the balance of the retail coffee category. Folgers seeks to continue to focus on expanding its Folgers Gourmet Selections and Dunkin Donuts® product offerings. For example, Folgers intends to continue to use its in-depth consumer understanding, strong brands and leading products as well as production and packaging innovation capability to promote Folgers Gourmet Selections. Folgers is utilizing its strong consumer brand loyalty and recognition of the Folgers name, together with unique packaging capabilities, to provide samples of Folgers Gourmet Selections products on its standard Folgers red canisters to encourage core Folgers consumers to trade up to higher margin, Folgers Gourmet Selections products as their retail gourmet coffee of choice. Folgers also intends to continue to support Dunkin’ Donuts® licensed retail packaged coffee products’ strong performance in the retail channels.

Leverage Operational Expertise and Reduce Costs

Folgers plans to leverage its expertise in product and packaging innovation to continue to consistently offer high quality products while reducing costs and enhancing profitability. In 2008, Folgers expects to again lead the industry by implementing a new formulation that provides cost savings for Folgers. This proprietary technology will allow Folgers to offer the same number of consistent quality cups of coffee in a 10.5 oz. canister as currently can be brewed from the current 13 oz. canister. Folgers also intends to leverage its operational expertise to reduce its supply chain costs.

Create a Profitable Business in the Foodservice Channel Behind the Strength of Folgers Branded Coffee Products

Foodservice coffee, both prepared and packaged, is expected to grow at an 8.4% compound annual growth rate from 2006 to 2011 according to Datamonitor. Folgers estimates the market opportunity for coffee roasters in the foodservice market to be approximately $4.0 billion. Leveraging opportunities across both the retail and foodservice markets was historically difficult since P&G has operated its retail and foodservice coffee businesses as separate businesses. Following the separation, Folgers will have the opportunity to more effectively target and serve foodservice customers interested in offering their consumers branded away-from-home coffee products.

Products

Folgers primarily engages in sourcing, blending and roasting green coffee beans and packaging, marketing and distributing quality branded coffee products. These coffee products are sold throughout the United States in a variety of different packaging and coffee product formats, including roast and ground, whole bean and single serve coffee products. Folgers also sells coffee products in limited amounts in Canada. Folgers consists of three business segments: Retail, Commercial and Millstone.

Retail

The Retail segment, which represented approximately 83% of combined net sales in fiscal 2007, includes mainstream roast and ground coffee products (such as Folgers Classic Roast and Folgers Coffee House Series), gourmet roast and ground coffee products (such as Folgers Gourmet Selections and Dunkin’ Donuts®, under an exclusive licensing agreement as described below) and single serve coffee products (such as Folgers Instant, Folgers Singles, Folgers Cappuccino and Folgers Pods). Folgers’ mainstream roast and ground coffee is available in plastic canisters, vacuum packed bags or brick packaging, and is less expensive than gourmet coffee. Mainstream roast and ground coffee is available in caffeinated and decaffeinated forms. The key competitor brands are Maxwell House and Yuban (Kraft), Chock full o’ Nuts, Hills Brothers and Chase & Sanborn (Massimo Zanetti Beverages) and private label brands.

Gourmet coffee is coffee that typically carries a premium image or a premium price, is either whole bean or ground and is packaged in soft bags or available in bulk whole bean dispensers. Folgers’ gourmet brands in the Retail segment are Folgers Gourmet Selections (introduced in August 2006) and Dunkin’ Donuts® licensed retail packaged coffee products. The key competitor brands are Starbucks and Seattle’s Best (Kraft under license from Starbucks), Eight O’Clock Coffee, Green Mountain, Peet’s and private label brands.

Folgers has an exclusive licensing agreement with Dunkin’ Donuts LLC to produce, sell, advertise and distribute a variety of roast and ground packaged coffee products under the Dunkin’ Donuts® brand name. The products may be sold throughout the United States and Canada in numerous distribution channels, including grocery stores, drug stores, mass merchandisers and club stores (excluding Dunkin’ Donuts® locations). Pursuant to the licensing agreement, Folgers has commitments to support the Dunkin’ Donuts® licensed retail packaged coffee products through advertising and consumer marketing programs. The agreement will remain in effect until January 1, 2027, unless Dunkin’ Donuts LLC terminates the agreement, which it is entitled to do under certain circumstances, including if Folgers commits a material breach of the agreement, undergoes a change in control after the separation without Dunkin’ Donuts’ LLC consent (not to be unreasonably withheld), or fails to meet certain sales, volume or distribution thresholds. Folgers may terminate the agreement under certain circumstances, including in the case of a material breach by Dunkin’ Donuts LLC. Folgers began selling Dunkin’ Donuts® licensed retail packaged coffee products in August 2007.

Single serve coffee is prepared for single cup use, as opposed to multi-cup use, and is categorized into the following three types: instant coffee, powdered creamy instant coffee, and coffee pods. Instant coffee is prepared by heating water and adding coffee to the hot water. Powdered creamy instant coffee is prepared similarly to regular instant coffee but contains ingredients that add additional flavor and creaminess to the coffee. Finally, coffee pods are individual pods, disks or K-Cups that are used in a single cup brewer system. The key competitor brands in this sub-category are Maxwell House, General Foods International Coffee and Tassimo (Kraft), Taster’s Choice and Nescafé (Nestlé), Senseo (Sara Lee), Green Mountain (Green Mountain Coffee Roasters) and private label brands.

Commercial

Folgers’ Commercial segment, which represented 7% of net sales in fiscal 2007, includes packaged roast and ground coffee products sold to foodservice, offices, convenience stores and quick service and casual dining restaurants. The Commercial segment also includes sales of ancillary product offerings such as caffeine, teas and coffee equipment for use in professional settings. Key competitors in this market include Sara Lee, Kraft, Starbucks Office Coffee and Foodservice, S&D Coffee and Green Mountain Coffee Roasters.

Millstone

Folgers’ Millstone segment, which represented 10% of net sales in fiscal 2007, consists of Millstone coffee, which was Folgers’ first gourmet coffee brand. Millstone coffee products are distributed primarily through a direct store delivery system to nearly 8,000 retail outlets and sold in packaged and bulk form. Within the Millstone segment Folgers also produces private label brands sold in packaged and bulk whole bean form by various retailers, such as Brothers (sold by Publix and King Soopers) and Veneto’s (sold by Wal-Mart). The key competitor brands are Starbucks and Seattle’s Best (Kraft under license from Starbucks), Eight O’Clock Coffee, Green Mountain, Peet’s and private label brands.

Raw Materials

Green coffee beans are an agricultural product grown in over 50 tropical countries in the world. Coffee beans primarily come in two types: Arabica and Robusta. Most of Folgers’ products are a blend of Arabica and Robusta beans. Folgers Gourmet Selections, Millstone and the Dunkin’ Donuts® licensed retail packaged coffee products are made from 100% premium Arabica beans. Folgers purchases most of its raw or unroasted green coffee beans from the three largest green coffee bean producing and exporting countries: Brazil, Vietnam and Colombia. All of Folgers’ green coffee bean orders are placed through exporters and dealers. The beans are grown, harvested and processed in the source country and then transported to Folgers’ facilities in New Orleans, Louisiana to be cleaned and stored.

In the last three fiscal years, the cost of green coffee beans represented between 50% and 60% of Folgers’ cost of products sold. The supply and price of coffee beans are influenced by numerous factors which are beyond Folgers’ control. For example, green coffee bean crops in Brazil, which produces one-third of the world’s green coffee beans, are susceptible to frost in June and July and drought in September, October and November. However, because Folgers has the ability to purchase coffee from a number of countries and has developed techniques designed to permit the substitution of one country’s coffee beans for those of another in producing its products without significantly affecting product consistency, supply limitations in one country generally have not had a material impact on the price Folgers pays for green coffee beans.

Historically, Folgers has used short-term coffee futures and options contracts for the purpose of hedging the variability of coffee prices in unpriced purchase commitments. Although this has generally enabled Folgers to partially mitigate the effect of changing prices, no strategy can entirely eliminate pricing risks and Folgers generally remains exposed to loss when prices change significantly in a short period of time.

Folgers relies on natural gas, diesel and plastic resins for the production, packaging and distribution of its coffee products and Folgers cannot always pass increases of these costs through to its customers. In recent years, the prices of natural gas and other energy sources have risen significantly.

Production

Folgers uses different roasting processes based on the variety, quality, origin and physical characteristics of the coffee beans being roasted. The beans are pre-dried, roasted and blended in plants owned by Folgers, where coffee is also packaged for distribution to customers. Over Folgers’ long history, its roasting techniques have been developed with the goal that consumers always brew a consistent cup of coffee. Folgers uses trade secrets and patented technologies to ensure that its coffee roasts uniformly and delivers consistent flavor. Folgers uses additional technologies to produce instant coffee crystals, which Folgers believes have enhanced appearance and solubility compared to powdered instant coffee sold by competitors.

After roasting, Folgers’ coffee is conveyed to the packaging areas of its plants where it is packaged in ground or whole bean form. The packaging for Folgers’ products is developed by Folgers’ research and development teams to preserve the freshness of the coffee. Folgers has made technological advances, including innovative cost saving preparation techniques and unique consumer packaging, which have won numerous awards. In addition, the patented Folgers AromaSeal canister is an award winning package design that management believes increased consumer loyalty.

Sales and Distribution

Prior to the separation, Folgers coffee products are sold by an internal P&G sales team that generally sells multiple products from different product units together, such as coffee, snack foods and pet care products. Following the separation, Folgers will modify this sales strategy. Folgers will increase its focus on certain retail channels that are important to its coffee business, including the grocery channel, where management believes Folgers’ market share is currently underdeveloped and which accounted for 42% of Folgers’ net sales in fiscal 2007. Folgers will utilize third-party sales brokers with dedicated customer sales teams and sales personnel dedicated to selling Folgers products to key grocery customers, such as Kroger, Safeway and Supervalu. Folgers will also maintain an internal sales team to service its largest customers at their central purchasing location, including Wal-Mart, Costco, Sam’s Club and Target. Folgers intends to use third-party brokers for sales to the remainder of its retail customers. The brokers Folgers utilizes will also visit retail stores to ensure that shelf-space and product stocks are adequate and that pricing and aisle-displays are correct. With this modified sales strategy Folgers will significantly increase the number of full-time sales employees dedicated to sales of Folgers products both internally and through the sales brokers.

Folgers and Dunkin’ Donuts® licensed retail packaged coffee products are currently distributed through two primary P&G distribution facilities in LaCombe, Louisiana (for retail products) and Kansas City, Missouri (for foodservice products). Additionally, Folgers and Dunkin’ Donuts® licensed retail packaged coffee products are stocked in four regional distribution centers in Chino, California, Kansas City, Missouri, Florence, Kentucky and Atlanta Georgia. P&G and Folgers’ distribution facilities are managed by third parties. Customers receive their Folgers and Dunkin’ Donuts® products in one of three ways, either by customer pick-up at one of the distribution centers, by third-party freight arranged by the customer, or by third-party freight arranged by P&G to the customer’s store or warehouse facility. Following the separation, Folgers expects to continue to use P&G’s distribution network for certain distribution requirements pursuant to and until the expiration of the transition services agreement. After the expiration of the transition services agreement, Folgers expects to enter into agreements with third parties to meet its distribution needs.

Millstone gourmet coffee is available to retailers in packaged and bulk whole bean form. Millstone coffee products are typically delivered to customers through Millstone’s direct store delivery system as many as three times per week, depending on store volume. The beans are roasted and packaged for delivery at the plant and transported to one of five Millstone distribution centers. The coffee is then delivered primarily by Millstone employees to the customers’ locations, with the remainder delivered to customers’ warehouses.

Marketing

Folgers’ marketing and advertising campaigns directed at consumers are conducted through targeted television and radio advertising, interactive, print media, public relations and in-store displays. Marketing and publicity is primarily directed towards the Folgers branded products. Folgers also promotes its brands through marketing efforts directly with customers, including incentive programs and business development agreements based on the amount of coffee products purchased. Folgers has also launched a joint marketing initiative with Dunkin’ Donuts LLC, including radio and television advertising, to support the marketing of Dunkin’ Donuts® licensed retail packaged coffee products. After the separation, Folgers intends to implement a more focused approach to marketing spending. Folgers also expects to increase marketing efficiencies, including improving Folgers brand promotion to retail customers, particularly in the grocery channel.

Customers

Folgers’ primary customers are grocery stores, drug stores, mass merchandisers, club stores, dollar stores and foodservice businesses. Folgers historically sold to these customers for resale to consumers primarily through P&G’s direct sales force and distribution agreements. As described above, following the separation, Folgers will modify its sales strategy and sell to its grocery store customers using both third-party sales brokers and an internal sales team for its largest customers, which Folgers believes will better service the grocery channel and more effectively execute regional marketing strategies.

Sales to Wal-Mart in fiscal 2007 represented 29% of Folgers’ combined net sales. Folgers’ top ten customers represented 61% of Folgers’ combined net sales in the same period. Folgers does not typically enter into long-term contracts with its customers. Instead, Folgers’ customers make purchase decisions based on a combination of price, product quality, consumer demand, customer service performance and trade promotions.

Retail

For fiscal 2007, the Retail segment’s top five customers were Wal-Mart, Kroger, Supervalu, Costco and Dollar General. Sales to these customers represented approximately 50% of Retail net sales in fiscal 2007. Consolidation in the retail industry has increased the importance of Retail’s significant customers.

Commercial

Folgers’ Commercial customers are divided into the following four categories: foodservice, offices, convenience stores and quick service and casual dining restaurants. The top five customers of the Commercial segment for fiscal 2007 were Sysco, Vistar, Dot Foods, Sam’s Club and MBM. Sales to these customers represented approximately 58% of Commercial net sales in fiscal 2007.

Millstone

Folgers’ primary customers in the Millstone segment for fiscal 2007 were Wal-Mart, Kroger, Safeway, Publix and Defense Commissary Agency U.S., which accounted for approximately 71% of Millstone net sales in fiscal 2007.

Seasonality

Demand for certain of Folgers’ products may be influenced by holidays, changes in seasons or other annual events. Coffee consumption by consumers is influenced by the seasons of the year as well as by customer promotion activities. For example, Folgers’ customers typically plan increased coffee promotions from Thanksgiving through Christmas and New Year’s and again for the Easter holiday season. Folgers competes with other coffee producers to participate in its customers’ promotions. To meet increased seasonal demand, Folgers buys more green coffee beans, adds additional production shifts and increases finished product inventory during certain periods of the year. This may mean that Folgers has short-term cash needs driven by increased working capital impacting cash flow. The importance of the Easter holiday to the business and the fact that Easter can occur in different calendar quarters year to year may make comparisons to the prior quarterly period difficult.

Backlog

Orders are generally filled within a few days of receipt and are subject to cancellation at any time prior to shipment. The backlog of unfilled orders at any given time is not material.

Competition

The vast majority of Folgers’ sales are derived from selling packaged coffee to the U.S. retail packaged coffee market. Folgers defines the U.S. retail packaged coffee market as packaged coffee sold in grocery stores, drug stores, mass merchandisers, club stores and dollar stores, but not including packaged coffee sold in coffee shops or other foodservice establishments. Sales to the retail packaged coffee market represented over 90% of Folgers combined net sales in fiscal 2007. The U.S. retail packaged coffee market is comprised of three categories: mainstream roast and ground coffee, gourmet coffee and single serve coffee. Folgers also sells commercial packaged roast and ground coffee products to foodservice, offices, convenience stores and quick service and casual dining restaurants. Sales to the U.S. commercial coffee market represented less than 10% of Folgers’ combined net sales in fiscal 2007.

Folgers is subject to competitive conditions in both the U.S. retail coffee market and the U.S. commercial coffee market. Competitors include large national and international companies and numerous local and regional companies. Folgers coffee products also compete with retailer brands, wholesalers and cooperatives, as well as specialty or premium brands. Competition is primarily on the basis of product quality, brand recognition, brand loyalty, price, service, marketing and advertising. Some of these competitors, such as Kraft and Starbucks, have greater financial, marketing, distribution, management and other resources than Folgers. Substantial advertising and promotional expenditures are required to maintain or improve a brand’s market position or to introduce a new product.

The U.S. retail coffee market is highly competitive because it offers the customer a variety of choices without requiring a separate trip to a specialty coffee retailer. Folgers competes with other retail coffee roasters such as Maxwell House, Yuban and General Foods International Coffee (Kraft), Starbucks and Seattle’s Best (Kraft under license from Starbucks), Taster’s Choice and Nescafé (Nestlé), Chock full o’ Nuts, Hills Brothers and Chase & Sanborn (Massimo Zanetti Beverages), Eight O’Clock Coffee and private label brands. Folgers’ principal strategies for competing in the U.S. retail coffee market are superior product quality, innovative advertising, product promotion, product innovation and price. Folgers is also able to compete with other premium licensed coffee brands by offering a variety of gourmet roasts, available in packaged and bulk whole bean form, or roast and ground packaged form, through its Millstone and Folgers Gourmet Selections brands, as well as through sales of Dunkin’ Donuts® licensed retail packaged coffee products.

In addition to the competition generated from grocery store sales, Folgers faces competition for sales of packaged roast and ground coffee to commercial and noncommercial foodservice distributors and operators, and convenience stores. Folgers currently sells packaged roast and ground coffee to quick service establishments, and competes for business with other coffee retailers who are also seeking markets in quick service. Current competitors include Sara Lee, Kraft, Starbucks Office Coffee and Foodservice, S&D Coffee and Green Mountain Coffee Roasters.

Folgers also faces competition from the away-from-home gourmet coffee market, a growing market in the coffee industry and a market in which Folgers does not participate. The away-from-home gourmet coffee market consists of prepared premium whole bean or roast and ground varieties, espresso-based beverages and iced coffee sold at special retailers and a growing number of specialty coffee stores, including coffeehouse chains. These retailers draw business away from the U.S. retail coffee market, whose consumers brew their coffee at home. Competitors include Starbucks, Dunkin’ Donuts®, Caribou Coffee, Peet’s, The Coffee Bean & Tea Leaf, and numerous convenience stores, restaurants, coffee shops and street vendors.

Research and Development

Since the beginning of the Folgers coffee business, Folgers has exhibited a history of product innovation, industry leadership and consumer understanding. Folgers’ innovations can be broken down into two primary categories: product innovations and packaging innovations. Throughout the years, Folgers’ deep understanding of the coffee consumer and commitment to continuously improving its blending and roasting technology has driven industry-leading product innovation. In 1968, Folgers introduced Folgers Crystals, which brought consumers a richer instant coffee taste than competing brands. In 1977, Folgers led the first major yield improvement of at-home coffee products, resulting in the ability to brew the same number of consistent quality cups from fewer coffee beans. In 1984, Folgers introduced Folgers decaffeinated coffee, which quickly became the market leader for retail decaffeinated packaged coffee. In 2006, Folgers introduced Simply Smooth, a less acidic coffee product made from specially selected green coffee beans that are roasted to reduce certain irritants that may affect sensitive stomachs. Also in 2006, Folgers introduced Folgers Gourmet Selections, marking Folgers brand’s first significant entry into the gourmet roast and ground coffee market. Folgers Gourmet Selections appeals to consumers who want accessible, affordable gourmet coffee, and Folgers Gourmet Selections continues to grow behind the positioning and strength of the Folgers brand name.

Folgers is an industry leader in packaging innovation. In 1984, Folgers introduced vacuum packed brick packaging technology that subsequently became an important additional packaging option for consumers. In 2003, Folgers introduced the AromaSeal canister, replacing the metal can that had been used for decades in roast and ground coffee. This patented first-in-the-industry plastic canister provides more freshness and ease of handling and storage for consumers, and has received a number of awards, including the DuPont Diamond Award for innovation in packaging in 2004, selected from over 100 other contestants in one of the packaging industry’s most prestigious competitions.

Folgers’ principal research and development facilities are located in Cincinnati, Ohio. Research and development resources are focused on the production and preparation of coffee, packaging and presentation of products and personal and professional brewing techniques. Research and development expenditures were $13.7 million in fiscal 2007, $16.6 million in fiscal 2006 and $15.6 million in fiscal 2005.

In addition to Folgers’ track record of product and packaging innovation, Folgers has a history of devoting significant resources to consumer market research. Folgers’ approach has traditionally been to develop a comprehensive understanding of its consumers, customers and the retail coffee market and incorporate that knowledge into its decision making processes. This internally developed consumer research drives Folgers’ investment strategies regarding the introduction of new coffee innovations and branding, advertising and pricing decisions, which Folgers believes generates improved returns on marketing and trade spending.

Intellectual Property

Folgers owns a number of trademarks and trade names, which are material to its business and protected by registration or otherwise in the United States and most other markets where its products are sold. Folgers’ trademarks are important because their marks develop brand awareness and maintain consumer loyalty. Folgers’ trademarks include “Folgers,” “Wake Up Special Every Day,” “Mountain Grown,” “The Best Part of Wakin’ Up Is Folgers In Your Cup,” “Custom Café,” “Home Café,” “The One Cup Café,” “Millstone,” “Millstone Café and Bakery,” and “AromaSeal.” Depending on the jurisdiction, trademarks are generally valid as long as the marks are in use and/or their registrations are properly maintained and they have not been found to have become generic. Registrations of trademarks can also generally be renewed indefinitely as long as the trademarks are in use.

Folgers owns several hundred patents worldwide in addition to proprietary trade secrets, technology, know-how processes and other intellectual property rights that are not registered.

P&G and Kraft are currently engaged in patent litigation in two Federal District Courts. P&G is asserting two patent infringement claims against Kraft covering proprietary plastic canister technology related to its coffee business and Kraft is asserting one patent infringement claim relating to technology to prevent vent valve blockage by a coffee canister lid. See “—Legal Proceedings.”

Government Regulation

As a producer and marketer of food items, Folgers is subject to regulation by various governmental agencies, including the Food and Drug Administration, the Department of Agriculture, the Federal Trade Commission, the Environmental Protection Agency, the Department of Labor, and the Department of Commerce, as well as various state agencies, with respect to production processes, product quality, packaging, labeling, storage and distribution. Under various statutes and regulations, these agencies prescribe requirements and establish standards for quality, purity and labeling. Other agencies and bodies outside of the United States where Folgers sells its products, as well as states and municipalities also regulate Folgers’ activities. Failure to comply with one or more regulatory requirements can result in a variety of sanctions, including monetary fines or compulsory withdrawal of products from store shelves.

Folgers’ advertising is subject to regulation by the Federal Trade Commission. Folgers is also subject to certain health and safety regulations, including those issued under the Occupational Safety and Health Act.

Folgers’ coffee roasting operations are subject to various federal, state and local laws and regulations, which require Folgers to obtain licenses relating to customs, health and safety, building and land use, and environmental protection. Folgers’ roasting facilities are subject to state and local air quality and emissions regulation. If Folgers encounters difficulties in obtaining any necessary licenses or if it has difficulty complying with these laws and regulations, it could be subject to fines and penalties.

Folgers believes that it is in compliance in all material respects with all such laws and regulations and that it has obtained all material licenses and permits that are required for the operation of its business. Folgers is not aware of any environmental regulations that have or that it believes will have a material adverse effect on Folgers’ operations.

Legal Proceedings

P&G and Kraft are currently engaged in patent litigation in two Federal District Courts. Kraft is asserting a patent infringement claim against P&G in a suit filed October 26, 2007 in the Western District of Wisconsin. Kraft’s suit alleges infringement by P&G for marketing Folgers coffee in canisters using technology to prevent vent valve blockage by the coffee canister lid. P&G is asserting two U.S. patents against Kraft in the Northern District of California, alleging in each suit infringement by Kraft for marketing Maxwell House coffee in plastic canisters. P&G asserted its first patent infringement claim in a suit filed on August 27, 2007, and asserted another patent infringement claim in a suit filed on October 31, 2007 as a counter-claim to Kraft’s October 26, 2007 lawsuit against P&G. Both parties are seeking an injunction and damages.

In addition, Folgers is the subject of various other pending or threatened legal actions in the ordinary course of its business. All such matters are subject to many uncertainties and outcomes that are not predictable with assurance. In Folgers’ opinion, there are no claims or litigation pending that are reasonably likely to have a material adverse effect on Folgers’ combined financial position or results of operations or cash flow.

Employees

Folgers had approximately 1,200 employees as of December 31, 2007. There are two unionized groups within the Folgers workforce, the UAW Local 1805 in New Orleans and the Local Lodge No. 778 of the International Association of Machinists & Aerospace Workers, or IAM, in Kansas City, which together Folgers expects to cover approximately 45% of the Folgers workforce. Neither the Kansas City nor the New Orleans plants have had any labor-related work stoppages in the last five years. The agreement with the UAW runs through September 20, 2009. The agreement with IAM runs through September 26, 2010, renewing on an annual basis thereafter until notice of intent not to renew is delivered by either party. Folgers believes that its relations with its employees and union representative organizations are good.

Property

Folgers currently operates four production plants and two warehouse and distribution centers, which management believes are in good condition, well maintained and sufficient for its present operations. The following table shows properties used by Folgers in connection with its roasting, production and distribution operations:

Location	Own or Lease	Purpose	Approximate Square Footage
Cincinnati, OH	Leased	Corporate Headquarters	120,000
New Orleans, LA	Owned	Roasting and Production	396,000
New Orleans, LA	Owned	Roasting and Production	182,000
Kansas City, MO	Owned	Roasting and Production	247,000
Sherman, TX	Owned	Roasting and Production	321,000
New Orleans, LA	Leased	Warehouse and Distribution	100,000
LaCombe, LA	Owned	Warehouse and Distribution	614,000

Folgers also leases approximately 203,000 additional square feet of office space for product distribution. Almost all office and warehouse space is leased by Folgers and managed and operated by third parties.

MANAGEMENT

Directors and Executive Officers

Set forth below is information concerning those persons that will serve as directors and executive officers of Folgers immediately following the separation.

Prior to the separation, Folgers expects additional directors and executive officers will be appointed.

Name	Age	Positions
Stephen P. Donovan, Jr.	67	Chairman of the Board of Directors
James P. Egasti	50	President, Chief Executive Officer and Director
Diana S. Ferguson	45	Senior Vice President and Chief Financial Officer
Terry L. Overbey	59	Senior Vice President, Chief Legal Officer and Secretary
Joseph H. Etter	56	Senior Vice President and Chief Human Resources Officer
Christopher P. Quinn	43	Senior Vice President and Chief Customer Officer

Stephen P. Donovan, Jr. — Chairman of the Board of Directors. Mr. Donovan has served as Chairman of the Board of Directors of Folgers since March 2008. Mr. Donovan was employed by P&G for over 34 years, where he held a variety of senior management positions. From 1991 until 2002, Mr. Donovan was responsible for the coffee business, most recently as President of P&G’s North American Food & Beverage and Global Beverage segments. Since his retirement from P&G in February 2002, Mr. Donovan has acted as a private investor and served on a number of corporate boards. Mr. Donovan currently serves on the boards of Birds Eye Foods, Inc. and Consolidated Container Company.

James P. Egasti — President, Chief Executive Officer and Director. Mr. Egasti has served as the President and Chief Executive Officer of Folgers since March 2008 and is also a member of the board of directors. Mr. Egasti has held numerous positions of increasing responsibility with P&G for over 29 years. Most recently, he served as President of P&G’s Coffee and Snacks division, beginning in July 2007, which included the Folgers coffee business. From 2006 to 2007, Mr. Egasti was Vice President of Americas Snacks and Global Snacks New Business Development, and from 2002 to 2006, he served as Vice President of North America Snacks. From 2001 to 2002, Mr. Egasti was General Manager and Vice President of P&G’s Corporate New Business Development group.

Diana S. Ferguson — Senior Vice President and Chief Financial Officer. Ms. Ferguson has served as Senior Vice President and Chief Financial Officer of Folgers since April 2008. Prior to her employment at Folgers, Ms. Ferguson served as Executive Vice President and Chief Financial Officer of Merisant Worldwide (a manufacturer of low calorie sweeteners) since April 2007. She previously served as Senior Vice President of the Sara Lee Corporation from January 2004 to March 2007. From January 2001 to December 2003, she served as Vice President and Treasurer of the Sara Lee Corporation.

Terry L. Overbey — Senior Vice President, Chief Legal Officer and Secretary. Mr. Overbey has served as Senior Vice President, Chief Legal Officer and Secretary of Folgers since March 2008. Mr. Overbey served in various positions at P&G for over 32 years, most recently as Vice President and General Counsel of P&G’s Gillette division from 2006 to 2008. Previously, Mr. Overbey also served as Vice President and Associate General Counsel from 2003 to 2006 and Secretary and Associate General Counsel from 1994 to 2003.

Joseph H. Etter — Senior Vice President and Chief Human Resources Officer. Mr. Etter has served as Senior Vice President and Chief Human Resources Officer of Folgers since March 2008. Prior to his retirement in September 2007, Mr. Etter served in various positions at P&G for over 34 years. From April 2005 to September 2007, Mr. Etter served as the Director of Human Resources of P&G’s North American Market Development Organization segment. He previously served as the Director of Human Resources of P&G’s Global Corporate Functions segment from June 2002 to March 2005.

Christopher P. Quinn — Senior Vice President and Chief Customer Officer. Mr. Quinn is expected to serve as the Senior Vice President and Chief Customer Officer of Folgers. Prior to his employment at Folgers, Mr. Quinn served as Executive Vice President and Vice President of Mars, Inc. since April 2004. He previously served as Vice President of Newell Rubbermaid, Inc. from 2003 to 2004. From 1992 to 2003, he served as Senior Director, Director, Division Manager and Manager of the Clorox Company.

Board of Directors

Following the separation, Folgers expects that, after the separation, its board of directors will consist of between seven and nine members, the exact number to be determined by the board of directors. Folgers’ board of directors will be divided into three classes—Classes I, II and III—that will be equal in size or as nearly equal in size as possible.

The term of office of each Class I director will end at the 2009 annual stockholder meeting, the term of office of each Class II director will end at the 2010 annual stockholder meeting and the term of office of each Class III director will end at the 2011 annual stockholder meeting. Thereafter, the directors in each class will serve for three-year terms, one class being elected each year by the stockholders. Directors will be elected at each annual meeting by plurality vote. In addition, the authorized number of directors may be changed only by resolution of Folgers’ board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes to maintain, as nearly as possible, an equal number of directors in each class.

As of the date hereof, Stephen P. Donovan, Jr. and James P. Egasti have been named to serve as directors of Folgers.

Folgers intends to establish a compensation program for its directors prior to the separation.

Director Independence

Following the separation, Folgers’ Corporate Governance Guidelines will provide that after the first anniversary of the separation a majority of Folgers’ directors must be independent under criteria established by the New York Stock Exchange. In order for a director to be considered “independent,” the board of directors must affirmatively determine that the director has no material relationship with Folgers (either directly or as a partner, stockholder or officer of an organization that has a relationship with Folgers). In each case, the board of directors considers all relevant facts and circumstances. Folgers expects that the board of directors will find Stephen P. Donovan, Jr. to constitute an “independent director” under the rules of the New York Stock Exchange and Folgers expects to designate additional directors such that a majority of its directors will be independent by the first anniversary of the separation as required by the rules of the New York Stock Exchange and other applicable laws.

Committees of the Board of Directors

Folgers’ board of directors will establish the following standing committees to assist it with its responsibilities: Audit, Compensation and Nominating & Governance Committees. All members of these committees will meet the criteria for independence as established by the New York Stock Exchange and under the Sarbanes-Oxley Act, although immediately after the separation fewer than all of the committee members may be independent in reliance on the New York Stock Exchange’s and the SEC’s transition rules for newly public companies. Each of the Committees is described in greater detail below. The board of directors will establish written charters for each of the Committees.

Audit Committee

Folgers expects to designate members of its Audit Committee on or prior to the separation. The purpose of the Audit Committee will be to assist the board of directors in overseeing:

•	the quality and integrity of Folgers’ financial statements and financial reporting processes;

•	Folgers’ systems of internal accounting and financial controls and disclosure controls;

•	the independent auditor’s qualifications and independence;

•	the performance of Folgers’ internal audit function and independent auditor; and

•	compliance with legal and regulatory requirements, and codes of conduct and ethics programs established by Folgers’ management and board of directors.

The charter of the Audit Committee will require that the Audit Committee be comprised of at least three directors, all of whom must be independent under the New York Stock Exchange rules and the Sarbanes-Oxley Act within one year of the separation. At the time of the separation, at least one Audit Committee member will be independent and within 90 days of the separation a majority of the members of the Audit Committee will be independent. In addition, each member of the Audit Committee will be financially literate within the meaning of the New York Stock Exchange listing standard, and Folger’s expects at least one member will be an “audit committee financial expert,” as determined by the board of directors in accordance with SEC rules.

Compensation Committee

Folgers expects to designate members of its Compensation Committee on or prior to the separation. The purpose of the Compensation Committee will be to review the performance and compensation of Folgers’ senior executives, including the CEO. The Compensation Committee will also administer Folgers’ annual and long-term incentive plans and programs and provide oversight with respect to succession planning and management development matters. In addition, the Compensation Committee will review and make recommendations regarding compensation disclosures to be included in Folgers’ SEC filings. The charter of the Compensation Committee will require that the Compensation Committee be comprised of at least three directors, all of whom will be independent under the New York Stock Exchange Rules within one year of the separation. At the time of the separation, at least one Compensation Committee member will be independent and within 90 days of the separation a majority of the members of the Compensation Committee will be independent.

Nominating & Governance Committee

Folgers expects to designate members of its Nominating & Governance Committee on or prior to the separation. The purpose of the Nominating & Governance Committee will be to:

•	identify, evaluate and recommend qualified candidates for election to its board of directors;

•	advise the board on matters related to corporate governance and corporate social responsibility;

•	assist the board of directors in conducting its annual assessment of performance of the board;

•	recommend the structure, composition and responsibilities of committees of the board; and

•	oversee Folgers’ director orientation and continuing education and development programs.

The charter of the Nominating & Governance Committee will require that the Nominating & Governance Committee be comprised of at least three directors, all of whom must be independent under the New York Stock Exchange rules within one year of the separation. At the time of the separation, at least one Nominating & Governance Committee member will be independent and within 90 days of the separation a majority of the Nominating & Governance Committee members will be independent.

CORPORATE GOVERNANCE

Governance Practice

Folgers’ principal governance documents will be as follows:

•	Corporate Governance Guidelines

•	Board of directors committee charters, including:

•	Audit Committee charter;

•	Compensation Committee charter; and

•	Nominating & Governance Committee charter.

•	Code of Business Conduct & Ethics

•	Related Party Transaction Policy

Folgers’ governance documents will be available following the separation date on Folgers’ website at         .

Folgers’ board of directors, with assistance from its Nominating & Governance Committee, will regularly assess Folgers’ governance practices in light of legal requirements and best practices.

Executive Director Sessions

In accordance with Folgers’ Corporate Governance Guidelines, the outside directors will meet regularly in executive sessions without management present. Folgers expects that these executive sessions will be chaired by the Chairman of the board of directors.

Communications with the Board of Directors

After the separation, stockholders and others who wish to communicate with Folgers’ board of directors or any particular director or directors, including the Chairman, may do so in writing to the board of directors or the particular director or directors, c/o the Corporate Secretary, at Folgers’ principal executive offices set forth on page 15. All such correspondence will be reviewed by the Corporate Secretary’s office, which will log the correspondence for tracking purposes. The Corporate Secretary’s office will forward the correspondence to the appropriate director(s), except for correspondence unrelated to the board of directors, business solicitations, advertisements and profane materials. If a stockholder or other person has a concern about accounting, internal accounting controls or audit matters, he or she should direct his or her communication to the Chairman of Folgers’ Audit Committee. The Audit Committee Chairman will promptly forward a copy of such communication to the Audit Committee and, if appropriate, Folgers’ Chairman, and take such actions as they authorize to ensure that the subject matter is addressed by the Audit Committee, by management and/or by the full board of directors.

Director Nominating Process

The Nominating & Governance Committee will be responsible for identifying, evaluating and recommending qualified candidates for membership on the board of directors. The Nominating & Governance Committee will consider recommendations submitted by stockholders. Any stockholder wishing to submit a candidate for consideration should send to Folgers’ Corporate Secretary at Folgers’ principal executive office: (a) the name of the candidate the stockholder recommends, as well as all relevant biographical information, (b) the number of shares of Folgers beneficially owned by the stockholder making the recommendation, (c) a description of all arrangements and understandings between or among the stockholders making the recommendation, the recommended candidate and any other person or persons (naming the person or persons) relating to the recommendation or the candidate’s potential service as a director, and (d) a signed consent of the candidate to be named as a director nominee in Folgers’ proxy statement and to serve as a director if elected.

The Nominating & Governance Committee will consider candidates submitted by a variety of sources (including, members of the board of directors and management, stockholders and professional search firms) when filling vacancies and/or expanding the board. The Nominating & Governance Committee will evaluate qualified stockholder candidates on the same basis as those submitted by other sources.

Director Qualifications

General criteria for the nomination of director candidates include experience and successful track record, integrity, skills, diversity, ability to make analytical inquiries, understanding of Folgers’ business environment, and willingness to devote adequate time to director duties, all in the context of the perceived needs of the board of directors at that point in time.

Code of Business Conduct & Ethics

Prior to the separation, Folgers will adopt a Code of Business Conduct & Ethics which will apply to Folgers’ directors, Chief Executive Officer, Chief Financial Officer, Controller and other Folgers employees. The Code of Business Conduct & Ethics will be available free of charge through the Folgers website or by writing to the attention of Investor Relations at Folgers’ principal executive offices set forth on page 15.

THE SEPARATION DOCUMENTS

The following description is a summary of the material terms of the agreements governing the separation of the coffee business from P&G. This summary does not restate those agreements in their entirety and is qualified by reference to those agreements, the forms of which will be attached as exhibits to the Registration Statement on Form 10 of which this information statement forms a part. These agreements are incorporated herein by reference. You are urged to read these agreements in their entirety.

P&G and Folgers will enter into several agreements to effect the separation of the Folgers business from P&G and to govern their relationship following the separation. These agreements include:

•

Separation Agreement—will provide for the separation of the Folgers business from P&G, including identifying the assets and liabilities to be transferred to Folgers and governing various other arrangements between P&G and Folgers;

•

Transition Services Agreement—will require P&G to provide certain services to Folgers for a limited time after the separation in order to facilitate Folgers’ transition as a stand-alone public company;

•	Employee Matters Agreement—will govern the transfer of employees, treatment of benefits plans, certain employee-related liabilities and other employee matters in connection with the separation;

•

Tax Matters Agreement—will provide for various covenants and other obligations relating to the desired tax treatment of the separation and will govern the preparation and treatment of tax returns for Folgers as they relate to periods in which Folgers was a member of P&G’s consolidated group;

•	Insurance Matters Agreement—will govern the treatment of certain claims by Folgers in connection with specified insurance policies for events that occur prior to the separation;

•

Intellectual Property Matters Agreement—will provide for the license of certain intellectual property from P&G to Folgers and provide that, if P&G so requests within a limited time after the separation, Folgers will negotiate in good faith with P&G to grant P&G a nonexclusive license to use the intellectual property that is transferred to Folgers in business unrelated to the coffee business; and

•	Lease Agreement—will provide for a lease of the space in which Folgers is currently headquartered to Folgers by P&G, as the owner of the relevant facilities, for a period of two years.

P&G and Folgers will enter into all of these agreements shortly prior to the effective time of the transfers described below under “—Business Transfer” (the “Business Transfer Time”).

Separation Agreement

The separation agreement will provide for the separation of Folgers’ business from that of P&G. Among other things, the agreement will specify the assets to be transferred to, and liabilities to be assumed by, Folgers and will set forth when and how these transfers and assumptions will occur. The agreement will also include procedures by which P&G and Folgers will become separate and independent companies, including the manner by which Folgers will be separated from P&G. The matters to be addressed by the separation agreement include the matters described below.

Recapitalization

It is anticipated that the separation agreement will provide that Folgers will be recapitalized in connection with the separation. In partial consideration for the assets of the Folgers business that will be transferred from P&G to Folgers as further described below under “—Business Transfer,” Folgers will:

•	issue additional shares of Folgers common stock to P&G, which P&G will dispose of, together with the shares of Folgers common stock issued to P&G at the time of Folgers’ incorporation, in the exchange offer or spin-off (and, if P&G continues to hold Folgers common stock after the completion of any exchange offer, in one or more additional subsequent dispositions effected within six months after the separation date in a manner consistent with the separation’s intended qualification as a tax-free transaction) as described in this information statement;

•	issue Folgers’ debt securities to P&G in an amount equal to approximately $ million; and

•	pay a cash dividend of approximately $ million to P&G.

In connection with the separation, Folgers also expects to enter into third-party borrowing arrangements.

Business Transfer

The separation agreement will provide that, subject to the terms and conditions contained in the agreement:

•	P&G will transfer to Folgers certain assets associated with the coffee business, and Folgers will assume certain liabilities related to the coffee business;

•

P&G will cause Folgers (or any relevant subsidiaries of Folgers or P&G at such time) to transfer certain assets to P&G (i.e., certain assets which the parties will agree are being excluded from the transfer of the coffee business to Folgers as part of the separation), and P&G and/or one of its subsidiaries will assume certain liabilities (i.e., certain liabilities which the parties will agree are being excluded from the transfer of the coffee business to Folgers as part of the separation); and

•	following the Business Transfer Time, the parties will transfer any misallocated assets or liabilities to such other party as such party would have been entitled to under the agreement.

The assets to be transferred or assigned to Folgers include the following, to the extent that they are owned by P&G or its subsidiaries at the Business Transfer Time:

•

all of the tangible personal property, inventory, real property, claims, governmental licenses and permits and contracts that are listed on specified schedules, together with, in general, any other tangible personal properties, inventories, real properties, claims, governmental licenses and permits and contracts that are exclusively related to the Folgers business;

•	all of the equity interests of Folgers and Millstone and other specified entities;

•	all of the books and records that exclusively relate to the Folgers’ business;

•

all of the assets that are identified on a specified balance sheet of the Folgers business and all assets acquired subsequent to the date of this balance sheet that are of a nature that they would have been included on that balance sheet had they been owned by P&G as of that date, and any assets that have been written off, expensed or fully depreciated that, had they not been written off, expensed or fully depreciated would have been included on that balance sheet, subject to certain adjustments;

•	specified intellectual property; and

•	subject to certain exceptions including in respect of specifically enumerated excluded assets, any other assets held by P&G or its subsidiaries that are exclusively related to the Folgers business.

The liabilities that would be assumed by Folgers include the following, to the extent that they are liabilities of P&G and its subsidiaries as of the Business Transfer Time:

•

all of the liabilities that are identified on a specified balance sheet of the Folgers business and all liabilities incurred subsequent to the date of this balance sheet that are of a nature that they would have been included on that balance sheet had they been incurred as of that date, subject to certain adjustments;

•	all liabilities under the Folgers third-party borrowings;

•	all liabilities arising out of environmental conditions arising out of operations or otherwise existing at any Folgers facilities or past facilities of Folgers;

•

all liabilities, whether arising before, on or after the Business Transfer Time to the extent that they arise from the operation of the coffee business at any time, any of the Folgers assets, or any operations of any Folgers entities after the Business Transfer Date; and

•	all shared contractual liabilities that are allocated to Folgers.

Folgers will not, however, assume or be responsible for any liabilities under contracts not specifically allocated to Folgers or any overhead costs or similar liabilities incurred in connection with the operation of P&G’s businesses other than the coffee business.

The assets to be transferred to Folgers, and the liabilities to be assumed by Folgers, will exclude certain specified assets and liabilities, such as, among other things, certain specified intellectual property.

Intercompany Arrangements and Guarantees

In addition, except for certain agreements such as the separation agreement and the ancillary agreements noted above, all contracts between Folgers and its subsidiaries, on the one hand, and P&G and its subsidiaries (other than Folgers and its subsidiaries), on the other hand, will be terminated. Folgers and P&G also agree to settle all intercompany accounts (except as otherwise agreed) effective as of the Business Transfer Time, such that as of the Business Transfer Time, there will be no outstanding intercompany accounts between P&G and Folgers. It is anticipated that at or prior to the Business Transfer Time, Folgers will replace for all guarantees, sureties, bonds, letters of credit or similar instruments entered into or issued by P&G and its subsidiaries for the benefit of the Folgers business, or will terminate the business transactions or programs supported by these instruments.

Consents and Delayed Transfers

The separation agreement will provide that Folgers and P&G will use their commercially reasonable efforts to obtain any required third-party consents or governmental approvals required in connection with the separation. Folgers will be responsible for expenses related to obtaining such consents. The transfer of any specific asset to either Folgers or P&G in connection with the separation will automatically be deferred until all legal impediments are removed or such consents have been obtained. The party retaining such asset will hold such asset for the benefit of the other (at such other party’s expense) until properly conveyed.

No Representation or Warranty

Under the separation agreement and ancillary agreements, other than as expressly provided in that agreement, neither party will make any representations or warranties, express or implied, as to the value of any asset or liability, the existence of any security interest of any asset, the absence of defenses from counterclaims, or any other matter related to the transactions contemplated by the separation agreement. Under the separation agreement, Folgers will take the assets and liabilities allocated to it “as is, where is,” and bear the economic risk relating to conveyance of, title to or the assumption of those assets and liabilities.

The Separation

Under the separation agreement, P&G may elect to effect the separation in the form of either (a) an exchange offer (and, if P&G continues to hold Folgers common stock after the completion of this transaction, one or more additional dispositions effected within six months after the separation date in a manner consistent with the separation’s intended qualification as a tax-free transaction) or (b) a one-step spin-off. The separation agreement will also contain provisions related to the preparation and filing of the registration statement with the SEC, as well as other filings as may be necessary or appropriate and cooperation in responding to inquiries by the SEC; and the preparation and distribution of materials to P&G stockholders.

Mutual Releases; Indemnification; Arbitration

Without limiting the parties’ rights and obligations under the separation agreement and the ancillary agreements, both P&G and Folgers will release each other and specified related parties from any and all liabilities existing or arising from any acts or events occurring before the Business Transfer Time or any conditions existing or alleged to have existed on or before the Business Transfer Time.

In addition, under this agreement, Folgers and its subsidiaries will, in general, be jointly and severally responsible to indemnify P&G and specified related parties against certain liabilities from claims relating to, arising out of or resulting from:

•	Folgers liabilities and the liabilities of the Folgers subsidiaries, including the failure to discharge or comply with any such liabilities;

•	any breach by Folgers or any of its subsidiaries of the separation agreement or the ancillary agreements; or

•

any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, with respect to all information contained in any securities filings made in connection with the separation, other than certain specified items, including information relating to P&G.

Under the separation agreement, P&G will agree to indemnify Folgers and its indemnitees against certain liabilities from claims relating to, arising out of or resulting from (whether prior to or following the Business Transfer Time):

•	certain specified excluded liabilities, not to be assumed by Folgers or its subsidiaries, including the failure to discharge or comply with any of their liabilities;

•	any breach by P&G or any of its subsidiaries of the separation agreement or certain ancillary agreements; or

•

any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, with respect to certain information relating to P&G included in this information statement and specified securities filings of P&G.

In general, Folgers and P&G also agree that any dispute that arises out of or relates to the separation agreement or the ancillary agreements will be subject to a binding dispute resolution mechanism that involves consultation and negotiations between specified officers of the parties, followed by mediation, followed by arbitration.

Non-Solicitation

Under the separation agreement, subject to specified exceptions, P&G and Folgers each will agree not to, and not to permit their respective subsidiaries to, directly or indirectly, solicit or employ an employee of the other party or their respective subsidiaries for a period of two years after the separation. This restriction on P&G will also terminate upon a change of control of Folgers.

Other Covenants

Except as otherwise provided in the transition services agreement, each party will provide access for a period of six years following the Business Transfer Time to certain shared information in its possession or control. The separation agreement will also address ownership of information, record retention, compensation for providing information and production of witnesses. Under the separation agreement, P&G and Folgers will agree to keep non-public information relating to the other’s respective businesses confidential, and to use the same degree of care to prevent and restrain the unauthorized use or disclosure of the information by any of its representatives as they currently use for their own confidential information. The separation agreement also includes covenants relating to Folgers’ discontinuation of the use of names retained by P&G, and the removal of tangible assets transferred to Folgers from facilities retained by P&G.

Termination

Prior to the separation, the separation agreement may be terminated at any time by P&G, in its sole discretion, without Folgers’ approval or the approval of any other person. In the event of the termination of the separation agreement, neither party will have any further liability to the other party.

Transition Services Agreement

In connection with the separation agreement, Folgers and P&G will enter into a transition services agreement. In order to facilitate Folgers’ transition to a stand-alone public company, under this agreement P&G will provide Folgers, on a fee-for-services basis, with specified services for a limited time following the separation, including the following:

•	information technology;

•	distribution, including product warehousing, logistical planning, product supply/contract management and order, shipping and billing management;

•	data sharing, including data and contract management and report generation;

•	accounting, including treasury and banking; and

•	certain other administrative matters, including consumer relations and employee payroll and benefits administration.

The transition services agreement will also address certain matters with respect to the provision of such services, including the management of the relationship between the parties, the use of each other’s facilities, technology, software and proprietary rights, and company data and access to P&G systems used to provide the services.

The terms of the transition services agreement, including the fees charged for the services, will be substantially similar to those that would be agreed to by parties bargaining at arm’s length for similar services.

The initial term of this agreement will be six months, with three successive renewal periods of six months each, unless earlier terminated as provided in the agreement. Folgers will generally be able to terminate the agreement or any services provided for a particular functional service area by giving six months’ prior notice to P&G, provided that if Folgers retains services under certain functional areas, other services on which they are dependent must also be maintained. In addition to terminating the agreement for cause, P&G will be able to terminate the agreement immediately upon notice if (a) Folgers experiences a change of control or (b) Folgers develops, acquires or otherwise has a material business interest that directly competes with a product sold by P&G at the time of the separation. Beginning six months prior to the scheduled termination date of the transition services agreement (or a termination of the transition services agreement by P&G in connection with a change of control of Folgers), P&G will provide termination assistance services to Folgers for a period up to six months, for the purpose of facilitating an orderly transition of the transition services to Folgers or its designee.

In the event that Folgers elects to terminate the transition services agreement with respect to a service prior to a specified date for such service, it will also be obligated to pay P&G a specified termination fee, the amount of which will be determined based on which service is being terminated and when it is being terminated, and will reflect a recovery of P&G’s losses, actual cost and preparatory expenses.

Generally, P&G and Folgers agree to indemnify each other and each other’s related parties from third-party claims related to the provision of these services. Except for claims arising to willful misconduct and indemnification of certain third party claims, the parties aggregate liability for breach of the transition services agreement is limited to fees actually paid for services during the six months preceding the last act or omission giving rise to such claim, and except for cases of willful misconduct, no party will be liable for punitive, consequential, special or similar damages.

Tax Matters Agreement

The tax matters agreement will govern P&G’s and Folgers’ respective rights, responsibilities and obligations with respect to both pre- and post-separation periods, including tax liabilities and benefits, the preparation and filing of tax returns, and the control of audits and other tax matters. P&G generally will be required under the tax matters agreement to indemnify Folgers for any taxes attributable to a pre-separation period, and Folgers will be required to indemnify P&G for any taxes attributable to Folgers’ operations for all post-separation periods. Folgers generally will be liable for, and will be required to indemnify P&G and its affiliates against, any tax liabilities resulting from or related to the failure of the separation, together with certain related transactions, to qualify for U.S. federal income tax purposes as a reorganization under sections 355 and 368 of the Code, to the extent attributable to certain actions taken by or in respect of Folgers or any of its affiliates, including any breach of any representation, covenant or obligation of Folgers under the tax matters agreement or any other agreement entered into by Folgers and P&G in connection with the separation. Folgers estimates that it is unlikely to have sufficient funds to satisfy this indemnification obligation to P&G under the tax matters agreement in the event of a taxable separation.

Though valid as between the parties, the tax matters agreement is not binding on the IRS or any other taxing authority, and does not affect the several liability of P&G and Folgers for all U.S. federal income taxes of P&G’s consolidated group for periods before the separation date.

Employee Matters Agreement

The employee matters agreement will allocate the liabilities and responsibilities of P&G and Folgers as they relate to Folgers’ current and former employees and their participation in certain benefit plans on and after the separation.

Under the terms of the employee matters agreement, Folgers will agree, until the second anniversary of the Business Transfer Time, to provide Folgers employees who continue employment with Folgers compensation opportunities and specified employee benefits that, in each case, are, in Folgers’ opinion, reasonably comparable, in the aggregate, to the compensation opportunities and employee benefits which such Folgers employees were entitled to immediately prior to the separation with P&G. The employee matters agreement also provides, subject to certain exceptions, for the granting by Folgers of prior service credit to continuing Folgers employees for purposes of eligibility, vesting and determination of benefits under benefits plans to be adopted by Folgers following the separation.

Insurance Matters Agreement

The insurance matters agreement will govern Folgers’ rights with respect to existing P&G insurance policies. The agreement will provide Folgers with certain rights in respect of the P&G global property damage and business interruption insurance policies (the “P&G Global Policy”) for certain claims that relate to the Folgers business and arise prior to the completion of the separation. In general, in the event that Folgers has experienced a loss that arises prior to the Business Transfer Time and that may be recoverable under P&G Global Policy, Folgers will notify P&G and will prepare the necessary documentation to make the claim. P&G will deliver the claim documents to the relevant insurer on Folgers’ behalf and will remit any proceeds actually received from the insurer to Folgers. P&G will not settle any such claim without Folgers’ consent, which shall not be unreasonably withheld. Any recovery by Folgers will be net of any deductibles, cost-sharing arrangements, quota-shared arrangements or and any other limitations or deductions from such proceeds, pro-rated in the event of mixed claims, as well any reasonable out-of-pocket expenses incurred by P&G in connection with the matter.

The agreement will also address coverage under P&G’s existing director and officer insurance policies for matters that arise prior to the completion of the separation. Folgers directors and officers will retain all rights that they may have had immediately before the completion of the separation to the “non-indemnifiable claims” portion under the P&G directors and officers insurance policies, commonly referred to as the “Side A” coverage (i.e., coverage under the directors and officers insurance policies for non-indemnified claims, subject to the restrictions therein) for claims arising from events occurring prior to the completion of the separation. Folgers agrees to indemnify its directors and officers as provided in its organizational documents, and will not have access to “Side B” coverage (i.e., coverage under the directors and officers insurance policies providing reimbursement of payments that Folgers makes to indemnify its directors or officers) or “Side C” coverage (i.e., coverage under the directors and officers insurance policies providing reimbursement of losses incurred by Folgers arising from the acts of directors and officers in certain claims, such as securities claims).

In general, Folgers is not entitled to make any claims, whether in connection with its directors and officers or otherwise, in respect of any of P&G’s other insurance policies, such as P&G’s commercial general liability insurance policies.

Intellectual Property Matters Agreement

The intellectual property matters agreement will govern issues relating to intellectual property transferred to Folgers and intellectual property retained by P&G, including providing a license to Folgers of certain intellectual property retained by P&G.

Under the intellectual property matters agreement, P&G and its affiliates will grant to Folgers and its affiliates a nonexclusive, paid-up, worldwide license in and to certain specified know-how and patents, solely for use in Folgers’ coffee field. Subject to P&G’s termination rights this license will be irrevocable. The licenses granted to Folgers and its affiliates can only be sublicensed to vendors, consultants, distributors and contractors making or distributing products or providing services in the coffee field for, to, or on behalf of Folgers.

Folgers, its affiliates and, as applicable, sublicensees will have the right to make improvements to the intellectual property licensed to it, but P&G shall retain all rights, title and interest to the underlying intellectual property. Folgers will own all rights, title and interest to any improvements made solely by Folgers or its affiliates or sublicensees.

In the event Folgers no longer wishes to maintain any patent included in the intellectual property transferred to Folgers in the separation agreement, or to pursue continuations or foreign counterparts of the same, Folgers will be required to notify P&G, and P&G may elect to have Folgers assign its rights to that patent to P&G. In the event of any such assignment, the assigned patents will become subject to the license to Folgers. This agreement will also provide that Folgers will negotiate in good faith with P&G, at P&G’s request within two years of the Business Transfer Time, to grant P&G a nonexclusive license to use the intellectual property that is transferred to Folgers in any businesses other than the coffee business.

Both parties will agree to various restrictions relating to the preservation of the confidentiality of the other party’s know-how. The agreement will also provide that the parties may seek equitable remedies, including preliminary injunctive relief, in the event that a party breaches the agreement.

The licenses granted under the intellectual property matters agreement will begin at the Business Transfer Time and will continue in perpetuity until the underlying intellectual property expires, is abandoned, or is otherwise found invalid or the licenses are otherwise earlier terminated.

P&G will have the right to terminate the licenses granted under the agreement as to any particular intellectual property if Folgers is in breach of the agreement and the breach materially affects such intellectual property or materially jeopardizes the subsistence, validity or enforceability of such intellectual property. Folgers will have the right to terminate the licenses granted under the agreement as to any particular intellectual property to which it is licensed on 30 days written notice to P&G. In the event of a change of control of Folgers whereby an entity that competes with P&G in connection with any goods or services outside of the coffee field obtained control of Folgers, Folgers will agree to take all necessary steps to ensure that none of the intellectual property licensed or otherwise provided to Folgers under the agreement is utilized by or disclosed to any unit, division or subsidiary of such entity.

Lease Agreement

Folgers’ corporate headquarters is currently located on property owned by P&G in Cincinnati, Ohio. P&G and Folgers anticipate entering into an agreement under which P&G will lease space in these buildings to Folgers for a period of two years commencing on the date of the separation. The lease rate and other terms will be consistent with the terms that would be negotiated in an arms-length transaction.

COMPENSATION DISCUSSION AND ANALYSIS

Introduction

This compensation discussion and analysis is intended to provide a description of the material factors underlying Folgers’ compensation policies and related decisions for its executive officers. Folgers prepared this discussion and analysis in connection with its separation from P&G. As a result, Folgers’ executive compensation program is in its infancy, and this discussion and analysis reflects the executive compensation program and philosophies that Folgers expects to implement as a stand-alone public company.

The following is a brief summary of Folgers’ executive compensation program:

•	until Folgers’ board of directors appoints a compensation committee, P&G and Folgers, with the advice of a compensation consultant, are making initial compensation decisions for Folgers;

•	Folgers is developing initial compensation policies and procedures in order to attract and retain talented executives and other key employees to lead Folgers as a stand-alone public company;

•	Folgers expects to pay base salaries, make annual cash incentive awards and grant initial stock option and restricted stock unit awards to its executive officers;

•

Folgers expects to pay each employee who transitions from P&G to Folgers in connection with the separation, including each of its executive officers (other than its chief executive officer) a one-time welcome bonus equal to 10% of the executive’s base salary; and

•

Folgers expects to enter into employment agreements and change-in-control severance agreements, effective upon the separation, with each of its most senior executive officers, whom it anticipates will be its Chief Executive Officer, Chief Financial Officer, Chief Legal Officer, Chief Human Resource Officer and Chief Customer Officer.

Background

In connection with the separation, P&G developed a process for identifying and recruiting individuals who would become senior executives of Folgers. Through this process, James P. Egasti, President – Coffee and Snacks, was named President and Chief Executive Officer of Folgers, Diana S. Ferguson was named Senior Vice President and Chief Financial Officer, Terry L. Overbey was named Senior Vice President, Chief Legal Officer and Secretary and Joseph H. Etter was named Senior Vice President and Chief Human Resources Officer. Folgers also expects to appoint Christopher P. Quinn as its Senior Vice President and Chief Customer Officer prior to the separation. In addition to Mr. Egasti, Folgers’ Chief Executive Officer and Ms. Ferguson, Folgers’ Chief Financial Officer, Folgers expects that Messrs. Overbey, Etter and Quinn will be the three other most highly compensated executive officers, and thus Folgers’ initial named executive officers upon the separation.

With assistance from Hewitt Associates, Inc., P&G’s outside management compensation consultant, P&G and Folgers developed initial compensation policies for recruiting executive officers and other key employees for Folgers. In addition, P&G engaged Mercer, Inc., a human resources consultant, to benchmark competitors’ benefits programs and to assist in designing comprehensive retirement and health programs for Folgers.

P&G and Folgers will continue to jointly make decisions regarding Folgers’ initial executive compensation program until Folgers’ board of directors appoints a compensation committee, at which time the compensation committee will assume responsibility for developing and implementing Folgers’ executive compensation program.

In connection with the separation, Folgers will enter into an agreement with P&G that covers a number of compensation and benefits matters concerning Folgers’ employees. In general, under this agreement, until the second anniversary of the separation, Folgers will agree to provide Folgers’ employees with compensation opportunities and specified benefits that are reasonably comparable in the aggregate to those which the employees were entitled immediately prior to the separation. See “The Separation Documents—Employee Matters Agreement,” for additional information. Folgers’ employees currently participate in a number of P&G’s incentive compensation, retirement, welfare and other employee benefit plans and programs. After the separation, Folgers intends to establish and maintain its own plans and programs for Folgers’ employees. While some of these programs may be similar to P&G programs, others will be different. Folgers expects its executive compensation program to evolve following the separation.

Compensation Consultant and Benchmarking

Hewitt Associates is providing advice to P&G and Folgers as they develop and implement Folgers’ executive compensation program as a stand-alone public company. Hewitt identified the following 31 public companies, primarily engaged in the food, beverage and consumer products business to evaluate market compensation levels and program designs offered by other similarly-situated companies.

• Alberto-Culver Company	• Green Mountain Coffee Roasters, Inc.	• Molson Coors Brewing Company

• Brown Forman Corporation	• The Hain Celestial Group Inc.	• Peet’s Coffee & Tea

• Chiquita Brands International, Inc.	• Hanesbrands Inc.	• Ralcorp Holdings, Inc.

• Church & Dwight Co., Inc.	• Hasbro, Inc.	• Revlon, Inc.

• The Clorox Company	• The Hershey Company	• Tootsie Roll Industries, Inc.

• Coca-Cola Bottling Co. Consolidated	• Hormel Foods Corporation	• Treehouse Foods, Inc.

• Constellation Brands, Inc.	• Imperial Sugar Company	• Tupperware Brands Corporation

• Corn Products International, Inc.	• Interstate Bakeries Corporation	• UST Inc.

• Del Monte Foods Company	• The J. M. Smucker Company	• Wm. Wrigley Jr. Company

• Energizer Holdings, Inc.	• Levi Strauss & Co.

• Flowers Foods, Inc.	• McCormick & Co., Incorporated

Folgers’ Compensation Philosophy and Objectives

P&G and Folgers established the following objectives to guide Folgers’ initial executive compensation decisions:

•	pay competitive compensation, both in dollar amount and in form, to attract and retain executive officers;

•

benchmark executive officers’ total compensation at the median level paid to employees serving in similar roles in its identified peer group consisting of other publicly-traded food, beverage and consumer products companies;

•	pay more for superior performance and less if performance falls below expectations;

•	provide incentives that motivate Folgers’ executive officers to successfully implement its business strategies and maximize stockholder value; and

•	use employment agreements to attract and retain talented named executive officers to lead Folgers as a stand-alone public company.

Folgers expects that its compensation committee will develop a more formal philosophy for its executive compensation program following the separation, and that the compensation committee will review these objectives and make modifications as the committee deems appropriate.

Compensation Committee

Folgers expects that the compensation committee will have ongoing responsibility for:

•	evaluating the performance and determining the compensation of Folgers’ senior executives, including the named executive officers;

•	evaluating and approving Folgers’ executive compensation plans;

•	overseeing Folgers’ annual and long-term incentive plans; and

•	establishing and maintaining Folgers’ compensation program for its outside directors.

Folgers also expects that the compensation committee will be comprised entirely of independent directors on or prior to the date required by the New York Stock Exchange transition rules for newly public companies. In addition, under the compensation committee’s charter, the compensation committee will have the authority to engage outside advisors to help it fulfill its duties.

Compensation Actions Taken in Connection with the Separation

In consultation with Hewitt, P&G and Folgers have made initial decisions regarding the compensation for individuals expected to serve as executive officers of Folgers following the separation. These decisions emphasize the objectives described above, while recognizing and addressing the risk of accepting employment with a new public company. These decisions, among others, include:

•	negotiating the terms and conditions of employment agreements with executive officers;

•	establishing initial equity-based grants for all employees, including executive officers; and

•

with respect to existing P&G employees who will become employees of Folgers, maintaining base salary and cash incentive opportunities at levels substantially similar to those in effect immediately prior to the separation.

Primary Elements of Compensation

Folgers expects that its initial executive compensation program will consist of the following primary elements: base salary, annual cash incentive awards, long-term equity incentive awards, retirement benefits and health and welfare benefits. The objectives of each primary element are:

•

Base Salaries. Competitive base salary levels will allow Folgers to attract and retain top executive talent as it transitions to a stand-alone public company while meeting its named executive officers’ needs for fixed compensation.

•

Annual Cash Incentive Awards. Annual cash incentives will allow Folgers to motivate and reward its named executive officers for short-term corporate, business unit and/or individual performance and achievement, as measured against pre-established goals.

•

Long-Term Equity Incentive Awards. Equity incentive awards, initially in the form of restricted stock units and stock option awards, will help Folgers align the interests of its executive officers with those of its stockholders by motivating these officers to achieve sustained, long-term performance, as reflected by increased stockholder value and achievement of financial objectives. Folgers also believes these equity incentive awards are important for executive retention.

•	Retirement and Health and Welfare Benefits. Competitive retirement and health and welfare benefits will allow Folgers to attract and retain executive talent and remain competitive with its peer group.

Folgers also expects to offer targeted hiring incentives and severance benefits as part of its initial executive compensation program.

Base Salary

Base salary is the primary element of Folgers’ executive compensation program for its named executive officers. After the separation, Folgers expects that its compensation committee will benchmark base salaries against those offered by a peer group at specific levels or ranges chosen by the compensation committee. To set Mr. Egasti’s base salary, P&G reviewed data provided by Hewitt on salaries paid by the peer group for chief executive officers and set the compensation somewhat below the median level of those positions. P&G and Mr. Egasti then followed a similar process for setting Ms. Ferguson’s and Mr. Overbey’s base salaries. The base salaries for Mr. Etter and Mr. Quinn were set relative to the other named executive officers, taking into consideration their experience and competitive market norms. The base salaries were then compared with the salary each executive received from P&G, if applicable, to ensure that they would not experience a loss of fixed income by accepting positions at Folgers.

Based on this process, following the separation Mr. Egasti’s base salary will be $700,000 per year. The annual base salaries for the other named executives will be as follows: Ms. Ferguson, $360,000; Mr. Quinn, $350,000; Mr. Overbey, $330,000; and Mr. Etter, $250,000. See below for information about the employment agreements that will become effective upon the separation of Folgers from P&G.

Annual Cash Incentive Awards

Folgers’ executive officers also will participate in Folgers’ annual cash incentive program. The purpose of Folgers’ annual cash incentive awards is to help Folgers motivate and reward its named executive officers and other participating employees regarding these short-term performance goals. Folgers expects that under this program, its named executive officers will receive annual cash incentive opportunities based on the achievement of pre-established annual corporate, business unit and/or individual performance goals that support Folgers’ overall business strategy. For periods after fiscal 2009, the compensation committee will establish the specific features of this program, including performance metrics and targets and the method of calculating award payouts. Payments will be made if minimum threshold achievement levels are met.

Key employees, including Folgers’ named executive officers, are being provided annual cash incentive opportunities. The award opportunities for Folgers’ named executive officers will be established at levels comparable to those short-term incentive compensation opportunities set for executive officers serving in comparable positions within Folgers’ peer group. In no case, however, will cash incentive award opportunities be set at levels less than the named executive officer’s short-term incentive compensation opportunity at his or her prior position at P&G. As with base salary, this allows Folgers’ named executive officers to accept employment with Folgers without any loss of short-term incentive compensation opportunity.

Mr. Egasti’s employment agreement provides that his target annual cash incentive award opportunity will be 85% of his base salary. He will be eligible for a maximum annual cash incentive award of 170% of his base salary with a minimum payout of zero. As part of Folgers’ negotiations with Mr. Egasti to secure his services as its new Chief Executive Officer, Mr. Egasti and Folgers agreed that, for only Mr. Egasti’s first year of employment with Folgers, Folgers would provide Mr. Egasti with a minimum annual cash incentive award equal to 85% of his base salary. Folgers agreed to this minimum payment due to the fact that Folgers is a newly independent entity that, especially during its initial transition year, may experience external factors that impact the achievement of its pre-established goals. Although Mr. Egasti is expected to have the biggest influence among Folgers’ employees on Folgers operations and results during the first year, Folgers realizes that these transition-year factors may be outside Mr. Egasti’s control during the first year. Folgers determined that a minimum annual cash incentive award equal to 85% of Mr. Egasti’s base salary was an acceptable accommodation in securing Mr. Egasti’s services. Folgers also determined, however, that it would not provide similar minimum annual cash incentive awards to the other participants in the annual cash incentive program, including the other named executive officers, because the total compensation package for each individual was already sufficient for attraction and retention purposes. As a result, the potential annual incentive award for the named executive officers, other than Mr. Egasti, for the first year will be between 0% and 200% of their target bonus. The target minimum annual cash incentive award for Mr. Egasti was set based on benchmarking data and in consultation with Hewitt Associates. For the remaining named executive officers, their employment agreements provide for the following annual cash incentive award opportunity targets: Ms. Ferguson, 70% of her base salary; Mr. Overbey, 60% of his base salary; and for each of Mr. Etter and Mr. Quinn, 45% of base salary.

In the absence of a compensation committee, P&G and Folgers, with the advice of Hewitt, will establish initial performance metrics and targets for its named executive officers. When formed, the compensation committee will review these performance metrics and targets. All payouts for annual cash incentive awards will be subject to the approval of the compensation committee.

Long-Term Equity Incentive Awards

Folgers’ named executive officers will participate in the long-term equity incentive compensation program. Folgers expects to adopt a long-term equity incentive plan to encourage equity ownership among its key employees, including the named executive officers, by making initial and periodic grants of stock options or other equity-based awards, which may include restricted stock or restricted stock units. Awards may be subject to time-based and/or performance-based vesting provisions, as determined by the compensation committee. These equity grants are intended to align the interests of Folgers’ named executive officers with those of its stockholders by motivating these officers to manage Folgers’ business in a manner that fosters long-term performance, as measured by increased stockholder value and achievement of specific financial objectives. Folgers also believes these equity incentive awards are important to attract and retain qualified executives.

Stock Option Awards

Folgers expects to grant periodic stock option awards to its executive officers. The initial grants to be awarded to each named executive officer were determined by P&G and Folgers based on Hewitt’s benchmarking recommendations regarding competitive long-term equity compensation offered by the peer group to individuals serving in comparable positions.

Mr. Egasti’s employment agreement provides that he will receive an initial grant of stock options with a grant date value determined in accordance with SFAS No. 123(R) of $2,000,000. This grant amount was determined by P&G, taking into consideration data provided by Hewitt. The employment agreements for each of the other named executive officers provide for stock option grants with a grant date value determined in accordance with SFAS No. 123(R) as follows: Ms. Ferguson, $700,000; Mr. Overbey, $407,130; Mr. Quinn, $350,000; and Mr. Etter, $250,000. Folgers expects that any future stock option awards to its named executive officers will be determined based on position, experience, performance and achievement of goals established by the compensation committee and competitive marketplace norms of the peer group.

Initial Equity-Based Awards

In addition to the grant of stock options, Folgers will also make an initial award of restricted stock units to its named executive officers in order to provide these executives with an initial equity stake in Folgers and to encourage each of Folgers’ named executive officers, including Mr. Egasti, to accept employment with the new Folgers entity. By providing these equity awards, Folgers intends to align the interests of its executive officers with Folgers’ stockholders. This initial award will generally vest on the third anniversary of the separation or the second anniversary if the executive is retirement eligible and elects to retire. Until the initial award vests, it will be forfeitable if the recipient voluntarily terminates his or her employment with Folgers (other than due to retirement as described above) or is terminated for cause. Similar to stock options, the initial grant values to be awarded to each executive officer were determined by P&G and Folgers using discretion based on Hewitt’s benchmarking recommendations regarding competitive long-term equity compensation offered by Folgers’ peer group to individuals serving in comparable positions.

Mr. Egasti’s employment agreement provides that he will receive a sign-on grant of restricted stock units with a grant date value determined in accordance with SFAS No. 123(R) of $1,000,000. Each of the other named executive officers’ employment agreements provide that each will receive a sign-on grant of restricted stock units with a grant date value determined in accordance with SFAS No. 123(R) as follows: Ms. Ferguson, $500,000; Mr. Overbey, $330,000; and for each of Mr. Etter and Mr. Quinn, $300,000.

The differences in the value of the restricted stock unit grants to the named executive officers reflect the benchmarking data and the different responsibility levels that Folgers subjectively expects each of Messrs. Egasti, Overbey, Etter and Quinn and Ms. Ferguson will hold with Folgers, as well as the expected impact each named executive officer will have on Folgers’ operations and results. Folgers believes that the value of the restricted stock unit grant that it is making to each of its named executive officers is sufficient for the initial awards to achieve Folgers’ attraction and retention objectives under its compensation program. Folgers expects that any future equity awards to its named executive officers will be determined based on responsibility, experience and the performance and the achievement of goals, as established by the compensation committee and competitive marketplace norms of the peer group.

Retirement Programs and Health and Welfare Benefits

401(k) Plan

Folgers will offer a tax-qualified defined contribution retirement plan similar to the P&G plan, which Folgers refers to as its 401(k) plan. Folgers believes that this benefit is competitive within its peer group and is an essential and expected part of any executive compensation program. Under the 401(k) plan, each employee may contribute a certain percentage of eligible compensation on a before-tax basis into an individual account (subject to limits established by the IRS). In each fiscal year, Folgers expects to make a company contribution equal to a fixed percentage of the employee’s base salary based on the employee’s years of credited service. Years of credited service will include service with P&G for purposes of this 401(k) plan.

Retirement Health Care

P&G and Folgers have determined that Folgers will not offer a retirement health care plan. Folgers will establish health care reimbursement accounts for all employees and make annual contributions that will vary based on the employee’s years of credited service.

Other Elements of Compensation

Welcome Bonuses

To encourage existing P&G employees and Folgers’ executive officers (except Mr. Egasti) to accept offers of employment with Folgers and to partially offset the increased out-of-pocket expenses that transitioning employees are expected to incur for health, welfare and benefit expenses, Folgers intends to provide a one-time cash incentive payment of 10% of base salary to each employee who transitions to Folgers in connection with the separation, including each of its executive officers (other than Mr. Egasti). P&G and Folgers used discretion, in consultation with Hewitt Associates, to establish the amount of the welcome bonuses at 10% of each individual’s base salary. Folgers believes that the amount of the welcome bonuses is sufficient for the welcome bonuses to achieve Folgers’ attraction and retention objectives under its compensation program. Folgers did not offer a similar welcome bonus to Mr. Egasti due to Folgers’ determination that Mr. Egasti’s overall compensation and benefit package was sufficient in itself to provide encouragement to join Folgers and to offset any increased out-of-pocket health, welfare and benefit expenses that Mr. Egasti might incur as an officer of Folgers. Based on this formula, each of the following named executive officers will receive this bonus as follows: Ms. Ferguson, $36,000; Mr. Quinn, $35,000; Mr. Overbey, $33,000; and Mr. Etter, $25,000.

General Tax Deductibility of Executive Compensation

Folgers intends to consider the accounting and tax treatment when designing and implementing the various elements of its compensation program. However, this treatment will not be the primary consideration. After the separation, Section 162(m) of the Code will generally limit Folgers’ ability to deduct compensation over $1,000,000 to its chief executive officer or the other named executive officers unless the compensation is “performance-based,” as defined in Section 162(m). Folgers will take appropriate action, to the extent it believes feasible, to preserve the deductibility of annual incentive and long-term performance awards. However, Folgers also believes there may be circumstances in which Folgers’ interests are best served by maintaining flexibility in the manner in which compensation is provided, whether or not compensation is fully deductible for federal tax purposes.

Employment and Change-in-Control Severance Agreements

To attract qualified individuals to serve in executive management roles following the separation, Folgers intends to enter into an employment agreement and a change-in-control severance agreement with each of its named executive officers. Folgers believes that offering these agreements has and will assist in attracting and retaining executive officers, and that severance agreements encourage executives to focus on stockholder interests during periods of uncertainty.

Chief Executive Officer Employment Agreement

Folgers intends to enter into an employment agreement with Mr. Egasti. Under this agreement, Mr. Egasti will serve as Folgers’ president and chief executive officer with an initial annual base salary of $700,000, and benefits generally made available to other Folgers’ executives. The employment agreement will have an initial term of three years; however, at the end of the initial term, the employment agreement will automatically extend for successive one-year terms unless either party gives written notice that the term will not be extended.

Mr. Egasti will be eligible to participate in Folgers’ annual cash incentive compensation program described above, under which he will be eligible to receive a target award equal to 85% of his base salary and a maximum award equal to 170% of his base salary. For fiscal 2009, Mr. Egasti will receive an annual cash incentive award equal to not less than 85% of his base salary.

Mr. Egasti will also be eligible to participate in Folgers’ long-term equity incentive compensation program. As discussed above, Mr. Egasti will receive a sign-on grant of restricted stock units with a grant date value determined in accordance with SFAS No. 123(R) of $1,000,000. These awards will generally vest on the third anniversary of the separation. Additionally, Mr. Egasti will receive a sign-on grant of stock options with a grant date value determined in accordance with SFAS No. 123(R) of $2,000,000.

Mr. Egasti will be entitled to certain severance benefits and payments upon the occurrence of certain termination events. If Mr. Egasti is terminated by Folgers without “cause” or resigns with “good reason,” in each case, prior to (or not in connection with) a change in control, he will receive an amount equal to the base salary he would have received during the remaining term of his employment agreement, but not less than 18 months, plus a pro rata annual cash incentive payment, based on achievement of the underlying performance goals. Additionally, Mr. Egasti will continue to participate in Folgers’ health and welfare benefits for 12 months and will receive outplacement services, at Folgers’ expense, up to $15,000. Mr. Egasti’s equity awards will also immediately vest and be exercisable. These post-termination payments are conditioned upon the execution by Mr. Egasti of a release of all claims against Folgers.

The employment agreement also contains customary confidentiality, non-competition and non-solicitation covenants that extend for at least two years after any termination of employment. Mr. Egasti will also agree to consult with Folgers after the employment period.

Other Named Executive Officer Employment Agreements

Folgers also currently intends to enter into employment agreements with Messrs. Overbey, Etter and Quinn and Ms. Ferguson. Under these employment agreements, each of which will be on substantially similar terms (except as described below), these named executive officers will serve in their respective positions described above for the following initial base salaries: Ms. Ferguson, $360,000; Mr. Quinn, $350,000; Mr. Overbey, $330,000; and Mr. Etter, $250,000. Each employment agreement will have an initial term of three years; however, at the end of the initial term, each employment agreement will automatically extend for successive one-year terms unless either Folgers or the officer gives written notice that the term will not be extended.

Under the employment agreements, each of Messrs. Overbey, Etter and Quinn and Ms. Ferguson will be eligible to participate in Folgers’ annual cash incentive compensation program described above. Under this program, Ms. Ferguson will be eligible to receive a target award equal to 70% of her base salary and a maximum award equal to 140% of her base salary, while Mr. Overbey will be eligible to receive a target award equal to 60% of his base salary and a maximum award equal to 120% of his base salary. Each of Mr. Etter and Mr. Quinn will be entitled to receive a target award equal to 45% of his base salary and a maximum award equal to 90% of his base salary.

Messrs. Overbey, Etter and Quinn and Ms. Ferguson will also be eligible to participate in Folgers’ long-term equity incentive compensation program. As discussed above, Ms. Ferguson will receive a sign-on grant of restricted stock units with a grant date value determined in accordance with SFAS No. 123(R) of $500,000, while the value of Mr. Overbey’s sign-on grant of restricted stock units will equal $330,000. Each of Mr. Etter and Mr. Quinn will receive a sign-on grant of restricted stock units with a grant date value determined in accordance with SFAS No. 123(R) of $300,000. These awards will generally vest on the third anniversary of the separation. Additionally, Messrs. Overbey, Etter and Quinn and Ms. Ferguson will receive sign-on grants of stock options with a grant date value determined in accordance with SFAS No. 123(R) of $407,130, $250,000, $350,000 and $700,000, respectively.

For their service prior to the separation, Ms. Ferguson and Mr. Quinn will each receive an additional payment, pro rated for the amount of time prior to the separation during which they provided services on behalf of Folgers, of up to $252,000 for Ms. Ferguson and up to $157,500 for Mr. Quinn. Additionally, Mr. Quinn is entitled under his employment agreement to receive a cash payment totaling $450,000 to be paid in three installments during the first three years after the separation, generally provided that Mr. Quinn remains employed by Folgers during each of these three years. Mr. Quinn will be entitled to the full amount of the installment payments if certain termination events occur.

Messrs. Overbey, Etter and Quinn and Ms. Ferguson will also be entitled to receive benefits generally made available to Folgers’ other executives, and will be entitled to certain severance benefits and payments upon the occurrence of certain termination events. If any of Messrs. Overbey, Etter and Quinn and Ms. Ferguson is terminated by Folgers without “cause” or resigns with “good reason,” in each case prior to (or not in connection with) a change in control, the departing officer will receive an amount equal to the base salary he or she would have received during the remaining term of his or her employment agreement, plus a pro rata annual cash incentive payment based on achievement of the underlying performance goals. Additionally, the departing officer will continue to participate in Folgers’ health and welfare benefits for 12 months and will receive outplacement services, at Folgers’ expense, of up to $15,000. The departing officer’s equity awards will also immediately vest and be exercisable under such circumstances. These post-termination payments will be conditioned upon the execution by the departing officer of a release of all claims against Folgers.

The employment agreements for Messrs. Overbey, Etter and Quinn and Ms. Ferguson also contain customary confidentiality, non-competition and non-solicitation covenants that extend for at least two years after any termination of employment. Messrs. Overbey, Etter and Quinn and Ms. Ferguson also agree to consult with Folgers after the employment period.

Severance Agreements

Effective upon the separation, Folgers intends to enter into change-in-control severance agreements with each of its named executive officers. Folgers anticipates that the terms of the severance agreements for each of its named executive officers will generally be the same, except for certain differences in the chief executive officer’s severance agreement, which are described below. Folgers expects that the severance agreements will be in effect for the initial term of the employment agreements and will automatically renew for additional one-year periods unless terminated by Folgers or the executive on at least 90 days’ notice. In the event of a change in control, the severance agreements will continue for at least two years after the change in control.

Under the severance agreements, if a change in control of Folgers occurs and the employment of a named executive officer is terminated in connection with or during the term of the severance agreement, the named executive officer will be entitled to the following compensation and benefits:

Termination Event	Compensation and/or Benefits

Resignation for “good reason” or termination other than for “cause” in connection with a change in control

•     cash severance payment equal to 2 times base salary (2.5 times base salary in the case of the chief executive officer) at the rate in effect immediately prior to the date of termination or the “good reason” event, whichever is higher;

•     any pro rata annual cash incentive that the executive is entitled to under the employment agreement;

•     health and welfare benefits for 12 months, provided that benefits would be reduced if the executive receives similar benefits after termination;

•     all perquisites, if any, provided by Folgers for 12 months; and

•     outplacement expenses, up to $15,000.

Change in control followed by resignation without “good reason” or termination for “cause”

•     accrued but unpaid base salary through the date of termination at the rate in effect immediately prior to the date of termination;

•     all other compensation or benefits payable through the date of termination under Folgers’ compensation and benefit plans.

Change in control followed by termination based on disability

•     base salary through the date of termination and any accrued but unpaid annual cash incentives for the prior year;

•     base salary for 12 months at the rate in effect immediately prior to the date of termination, which amount will be reduced by long-term disability payments received;

•     health and welfare benefits for 12 months; and

•     any pro rata annual cash incentive that the executive is entitled to under the employment agreement.

Payments under the severance agreements are not subject to mitigation. In addition, payments under the severance agreement are subject to reduction to the extent necessary to avoid the imposition of the “golden parachute” excise tax, but only if the reduction results in a higher after-tax payment to the named executive officer.

SECURITY OWNERSHIP OF MANAGEMENT

Before the separation, all of the outstanding shares of Folgers’ common stock are and will be owned beneficially and of record by P&G. The following table will set forth information with respect to the number of shares of Folgers common stock expected to be beneficially owned immediately after the separation by (a) the named executive officers of Folgers; (b) the directors and director nominees of Folgers; and (c) all directors and officers of Folgers as a group. Except as otherwise noted, the persons named in the table have sole voting and investment power with respect to all shares beneficially owned by them.

Name	Shares Projected to be Beneficially Owned	Percent of Class
Stephen P. Donovan, Jr.
James P. Egasti
Diana S. Ferguson
Terry L. Overbey
Joseph H. Etter
Christopher P. Quinn
All directors and officers as a group ( )

DESCRIPTION OF CAPITAL STOCK

The following is a summary of the material terms of Folgers’ capital stock, certificate of incorporation and bylaws, each as expected to be adopted in connection with the separation, and certain applicable provisions of Delaware law. Copies of the certificate of incorporation and bylaws Folgers expects to adopt in connection with the separation will be filed as exhibits to the registration statement of which this information statement forms a part.

Common Stock

Folgers’ certificate of incorporation will permit Folgers to issue an aggregate of             shares of common stock, par value $0.01 per share. In connection with the separation, Folgers expects to issue             shares of common stock to P&G, which P&G will divest either entirely or primarily by way of an exchange offer or a spin-off. Any shares not divested in the exchange offer or a spin-off will be disposed of within six months.

Voting Rights

Subject to the rights of holders of any series of preferred stock, each share of Folgers common stock will entitle its holder to one vote on each matter submitted to a vote at a meeting of stockholders. Subject to the rights, if any, of the holders of any series of preferred stock to elect additional directors, directors will be elected at annual stockholder meetings by a plurality of all votes cast by the holders of common stock. Except in the election of directors or as otherwise provided in the certificate of incorporation or Delaware law, other matters to be voted on by stockholders must be approved by a majority of the votes present in person or represented by proxy, at a meeting at which a quorum is present, subject to any voting rights granted to holders of any outstanding shares of preferred stock.

Dividends

Folgers has no legal or contractual obligation to pay dividends. However, Folgers expects that, in connection with the separation, its board of directors will adopt a policy of paying a quarterly cash dividend on outstanding shares of its common stock subject to legally available funds.

Preferred Stock

The certificate of incorporation will authorize the issuance of an aggregate of             shares of preferred stock, par value $0.01 per share. At the time of the separation, there will be no shares of preferred stock outstanding.

Folgers’ board of directors will have the ability, without the approval of the stockholders, to issue shares of preferred stock in series and to fix, before issuance, the number of shares to be included in any series, the designation, relative powers, rights and qualifications, preferences, limitations or restrictions of each series. Satisfaction of any dividend preferences of outstanding preferred stock would reduce the amount of funds available for the payment of dividends on shares of common stock. If provided by the board of directors before the issuance of shares of a series of preferred stock designation, holders of these shares of preferred stock may be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of Folgers before any payment is made to the holders of common stock. The issuance of preferred stock, or the issuance of rights to purchase shares of preferred stock, could be used to impede or discourage an unsolicited acquisition proposal. For example, Folgers’ board of directors could impede a business combination by issuing a series of preferred stock containing class voting rights that would enable the holder or holders of this series to block that transaction. Although the board is required to make any determination to issue any preferred stock based on its judgment as to the best interests of Folgers’ stockholders, it could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of Folgers’ stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over prevailing market prices of the stock. Folgers does not at present intend to seek stockholder approval prior to any issuance of currently authorized stock unless otherwise required by law or applicable stock exchange requirements.

Pre-emptive Rights

Folgers’ stockholders will not be entitled to pre-emptive rights to subscribe for additional issuances of common stock or any other class or series of common stock or any security convertible into common stock.

Anti-Takeover Effects of Certain Provisions of Folgers’ Certificate of Incorporation and Bylaws

Folgers’ certificate of incorporation and bylaws will contain, and Delaware law contains, several provisions that may make it more difficult to acquire Folgers by means of a tender offer, open market purchase, proxy contest or otherwise.

These provisions are designed to encourage persons seeking to acquire control of Folgers to negotiate with the board. Folgers believes that, as a general rule, Folgers’ interest and the interests of its stockholders would be served best if any change in control results from negotiations with Folgers’ board based upon careful consideration of the proposed terms, such as the price to be paid to stockholders, the form of consideration to be paid and the anticipated tax effects of the transaction.

These provisions could, however, have the effect of discouraging a prospective acquiror from making a tender offer for Folgers shares or otherwise attempting to obtain control of Folgers. To the extent that these provisions discourage a change-in-control transaction, stockholders could be deprived of opportunities to realize a premium for their shares. Moreover, these provisions could discourage accumulations of large blocks of common stock.

Set forth below is a summary of certain provisions of Folgers’ certificate of incorporation and bylaws and certain applicable sections of Delaware law. This summary does not purport to be complete and is subject to, and qualified in its entirety by reference to, all of the provisions of Folgers’ certificate of incorporation, bylaws and Delaware law.

Election and Removal of Board of Directors; Stockholder Proposals

Folgers’ certificate of incorporation will provide for board of directors consisting of between seven and nine members, with the exact number of directors to be determined by a majority of the board of directors. The board of directors will be divided into three classes—Classes I, II and III—that will be equal in size or as nearly equal in size as possible.

The term of office of each Class I director will end at the annual stockholder meeting in 2009, the term of office of each Class II director will end at the annual stockholder meeting in 2010, and the term of office of each Class III director will end at the annual stockholder meeting in 2011. Thereafter, the directors in each class will serve for three-year terms, one class being elected each year by the stockholders. Directors will be elected at each annual meeting by plurality vote. In addition, Folgers’ certificate of incorporation will provide that the authorized number of directors may be changed only by resolution of Folgers’ board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes to maintain, as nearly as possible, an equal number of directors in each class.

Directors serving on the board of directors may only be removed for cause, and then, only upon the affirmative vote of the holders of at least 80% of Folgers’ voting stock.

Folgers believes that a classified board will help to assure the continuity and stability of its board and its business strategies and policies as determined by the board. The classified board provision should also help to ensure that Folgers’ board, if confronted with an unsolicited proposal from a third party that has acquired a large number of shares of Folgers’ voting stock, will have sufficient time to review the proposal and appropriate alternatives and to seek the best available result for all shareholders.

Folgers’ certificate of incorporation will provide that, generally, vacancies or newly created directorships in the board may only be filled by the vote of a majority of the Folgers board, and any director so chosen will hold office until the next election of the class for which such director was appointed.

This method of electing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of Folgers because the staggered terms, together with the removal and vacancy provisions of the certificate of incorporation, would make it more difficult for a potential acquirer to gain control of Folgers’ board. The classified board provision could have the effect of discouraging a potential acquirer from making a tender offer for Folgers’ shares or otherwise attempting to obtain control of Folgers and could increase the likelihood that Folgers’ incumbent directors will retain their board membership.

Stockholder Proposals

Folgers’ bylaws will establish an advance notice procedure for stockholder proposals to be brought before the annual meeting of stockholders, including proposed nominations of persons for election to the board of directors.

At an annual meeting of stockholders, only business that is properly brought before the meeting will be conducted or considered. To be properly brought before an annual meeting of stockholders, business must be specified in the notice of the meeting (or any supplement to that notice) brought before the meeting by the presiding officer or by or at the direction of the majority of the total number of directors that Folgers’ board would have if there were no vacancies, or properly requested by a stockholder to be brought before the meeting.

For business to be properly requested by a stockholder to be brought before an annual meeting, the stockholder must:

•	be a stockholder of record at the time of the giving of the notice for the meeting;

•	be entitled to vote at the meeting;

•	have given timely written notice of the business to Folgers’ secretary; and

•

if indicated in the stockholders’ written notice described below, provide a copy of a proxy statement and form of proxy describing such business to the holders of at least the percentage of shares of Folgers’ voting stock required to approve such business.

To be timely, a stockholder’s notice must be delivered to or mailed and received at the principal executive offices of Folgers not less than 90 nor more than 120 calendar days prior to the first anniversary of the date of the preceding year’s annual meeting of stockholders. However, if no annual meeting was held during the preceding year, Folgers did not release a proxy statement to stockholders in connection with the preceding year’s annual meeting or the date of the annual meeting is advanced more than 30 calendar days prior to or delayed by more than 30 calendar days after the anniversary of the preceding year’s annual meeting, notice by the stockholder to be timely must be so delivered not later than the close of business on the later of the 90th calendar day prior to such annual meeting or the 10th calendar day following the day on which public disclosure of the date of such meeting is first made. Public disclosure of an adjournment of an annual meeting will not commence a new time period for the giving of a stockholder’s notice. To be in proper written form, a stockholder’s notice to the secretary must include, as to each matter the stockholder proposes to bring before the meeting:

•	a description in reasonable detail of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting;

•

the name and address, as they appear on Folgers’ books, of the stockholder proposing such business and the name and address of the beneficial owner or owners, if any, on whose behalf the proposal is made;

•

the class and series and number of shares of capital stock of Folgers that are owned beneficially and of record by the stockholder proposing such business and by the beneficial owner, if any, on whose behalf the proposal is made;

•

a description of all arrangements or understandings among such stockholder or such beneficial owner and any other person or persons (including their names) in connection with the proposal of such business by such stockholder and any material interest of such stockholder or such beneficial owner(s) in such business;

•

whether either such stockholder or beneficial owner intends to deliver a proxy statement and forms of proxy to holders of at least the percentage of shares of Folgers entitled to vote required to approve the proposal; and

•	a representation that such stockholder or such beneficial owner intends to appear in person or by proxy at the annual meeting to bring such business before the annual meeting.

Similarly, at a special meeting of stockholders, only such business as is properly brought before the meeting will be conducted or considered. To be properly brought before a special meeting, business must be specified in the notice of the meeting (or any supplement to that notice) and brought before the meeting by the presiding officer or by or at the direction of the majority of the total number of directors that Folgers’ board would have if there were no vacancies.

Nomination of Candidates for Election to Folgers’ Board

Under Folgers’ bylaws, only persons that are properly nominated will be eligible for election to be members of its board. To be properly nominated, a director candidate must be nominated at an annual meeting of the stockholders by or at the direction of Folgers’ board or committee thereof or properly nominated by a stockholder. To properly nominate a candidate for election to Folgers’ board, a stockholder must:

•	be a stockholder of record at the time of the giving of the notice for the meeting;

•	be entitled to vote at the meeting;

•	have given timely written notice of the nomination to Folgers’ secretary; and

•

if indicated in the stockholders’ written notice described below, provide a copy of a proxy statement and form of proxy describing such candidate to the holders of at least a majority of shares of Folgers’ voting stock.

To be timely, a stockholder’s notice must be delivered to or mailed and received at the principal executive offices of Folgers not less than 90 nor more than 120 calendar days prior to the first anniversary of the date of the preceding year’s annual meeting of stockholders. However, if no annual meeting was held during the preceding year, Folgers did not release a proxy statement to stockholders in connection with the preceding year’s annual meeting or the date of the annual meeting is advanced more than 30 calendar days prior to or delayed by more than 30 calendar days after the anniversary of the preceding year’s annual meeting, notice by the stockholder to be timely must be so delivered not later than the close of business on the later of the 90th calendar day prior to such annual meeting or the 10th calendar day following the day on which public disclosure of the date of such meeting is first made. Public disclosure of an adjournment of an annual meeting will not commence a new time period for the giving of a stockholder’s notice as described above.

To be in proper written form, a stockholder’s notice to the secretary must include:

•	the name and address, as they appear on Folgers’ books, of the stockholder giving the notice and the name and address of the beneficial owner(s), if any, on whose behalf the nomination is made;

•

a representation that the stockholder giving the notice is a holder of record of stock of Folgers entitled to vote at such annual meeting and intends to appear in person or by proxy at the annual meeting to nominate the person or persons specified in the notice;

•	the class and number of shares of stock of Folgers owned beneficially and of record by the stockholder giving the notice and by the beneficial owner(s), if any, on whose behalf the nomination is made;

•

a description of all arrangements or understandings between or among any of (a) the stockholder giving the notice, (b) the beneficial owner on whose behalf the notice is given, (c) each nominee, and (d) any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the stockholder giving the notice;

•

such other information regarding each nominee proposed by the stockholder giving the notice as would be required to be included in a proxy statement filed pursuant to the proxy rules of the SEC had the nominee been nominated, or intended to be nominated, by the board of directors;

•	the signed consent of each nominee to serve as a director of Folgers if so elected; and

•	whether either such stockholder or beneficial owner intends to deliver a proxy statement and form of proxy to holders of at least a majority of shares of Folgers entitled to vote.

No Stockholder Action by Written Consent; No Stockholder Right to Call Special Stockholder Meeting

Folgers’ certificate of incorporation will provide that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be effected by any consent in writing. Special meetings of the stockholders can only be called by the chairman of the board, the chief executive officer of Folgers or the secretary of Folgers pursuant to written request of a majority of the total number of directors.

Delaware Business Combination Statute

Effective immediately after such time that no person or group is the beneficial owner of a majority of Folgers’ outstanding voting stock, Folgers will become subject to Section 203 of the Delaware General Corporation Law. Accordingly, Folgers will become subject to this provision of Delaware law after the separation.

Section 203 provides that, subject to specified exceptions, an interested stockholder of a Delaware corporation is not permitted to engage in any business combination, including mergers or consolidations or acquisitions of additional shares of the corporation, with the corporation for a three-year period following the time that stockholder became an interested stockholder, unless one of the following conditions is met:

•

prior to the time the stockholder became an interested stockholder, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, other than statutorily excluded shares; or

•

on or subsequent to the time the stockholder became an interested stockholder, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Except as otherwise set forth in Section 203, “interested stockholder” means:

•

any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination; and

•	the affiliates and associates of any such person.

Because Folgers will be subject to Section 203, it may be more difficult for a person who is an interested stockholder to effect various business combinations with Folgers for the applicable three-year period. Section 203 also may have the effect of preventing changes in Folgers’ management. It is possible that Section 203 could make it more difficult to accomplish transactions that Folgers’ stockholders may otherwise deem to be in their best interests. The provisions of Section 203 may cause persons interested in acquiring Folgers to negotiate in advance with Folgers’ board of directors.

Amendment to Folgers’ Bylaws

Folgers’ certificate of incorporation will provide that the affirmative vote of the holders of at least 80% of the voting power of the issued and outstanding capital stock entitled to vote in the election of directors, voting together as a single class, is required to adopt, amend or repeal certain provisions of Folgers’ bylaws.

In addition, the Folgers board of directors will be permitted to amend Folgers’ bylaws without obtaining stockholder approval.

Indemnification of Officers and Directors

Folgers’ certificate of incorporation will provide that, to the full extent permitted by law, no director will be personally liable to Folgers or its stockholders for or with regard to any acts or omissions in the performance of his or her duties as a director of Folgers. Currently, Delaware law provides that liability may not be so limited for the following:

•	any breach of the director’s duty of loyalty to Folgers or its stockholders;

•	any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; and

•	any transaction from which the director derived an improper personal benefit.

Folgers’ certificate of incorporation will provide that, to the fullest extent permitted by law, Folgers will indemnify and hold harmless any officer or director of Folgers who was, is, or is threatened to be made a party to any proceeding by reason of the fact that the person is or was Folgers’ director or officer or serving at Folgers’ request as a director, officer, employee, agent or fiduciary of another entity. Folgers will reimburse or advance the expenses of the indemnified person, including attorneys’ fees, incurred by a person indemnified by this provision when, if required by law, Folgers receives an undertaking to repay such amounts if it is ultimately determined that the person is not entitled to be indemnified by Folgers. Amending this provision will not affect Folgers’ indemnification obligations relating to actions taken before an amendment. In addition to officers and directors, the board of directors may grant such rights of indemnification and advancement of expenses to any employee or agent of Folgers. In addition, Folgers expects to obtain directors and officers insurance.

Transfer Agent and Registrar

The transfer agent and registrar for Folgers common stock will be                         .

Listing

Folgers will apply to list its shares of common stock on the New York Stock Exchange under the symbol “FOL.”

SHARES ELIGIBLE FOR FUTURE SALE

Shares of Folgers common stock distributed to P&G shareholders pursuant to an exchange offer or spin-off will be freely transferable, except for shares of Folgers common stock received by persons who may be deemed to be “affiliates” of Folgers under the Securities Act. Affiliates generally include individuals or entities that control, are controlled by, or are under common control with, Folgers. The directors and principal executive officers of Folgers, as well as any significant stockholders of Folgers, will be affiliates. Affiliates of Folgers may sell their shares of Folgers common stock only under an effective registration statement under the Securities Act or pursuant to an available exemption from the registration requirements of the Securities Act, such as Rule 144 promulgated thereunder.

LIMITATION OF LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

Folgers is incorporated in Delaware. Section 145 of the Delaware General Corporation Law permits a corporation to indemnify its directors and officers against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by them in connection with any action, suit or proceeding brought by third parties, if such directors or officers acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. In a derivative action, i.e., one by or in the right of the corporation, indemnification may be made only for expenses actually and reasonably incurred by directors and officers in connection with the defense or settlement of an action or suit, and only with respect to a matter as to which they shall have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable for negligence or misconduct in the performance of his or her respective duties to the corporation, although the court in which the action or suit was brought may determine upon application that the defendant officers or directors are fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.

Section 102(b)(7) of the Delaware General Corporation Law provides that a corporation may eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provisions shall not eliminate or limit the liability of a director (1) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under section 174 of the Delaware General Corporation Law or (4) for any transaction from which the director derived an improper personal benefit. No such provision shall eliminate or limit the liability of a director for any act or omission occurring before the date when such provision becomes effective. The limitations described above do not affect the ability of Folgers or its stockholders to seek non-monetary based remedies, such as an injunction or rescission, against a director for breach of his or her fiduciary duty nor would such limitations limit liability under the federal securities laws.

Following the separation, Folgers’ certificate of incorporation will require indemnification of directors and officers to the full extent permitted by the Delaware General Corporation Law and provides that, in any action by a claimant, Folgers shall bear the burden of proof that the claimant is not entitled to indemnification. Folgers will also enter into indemnification agreements with each of its directors whereby it is contractually obligated to indemnify the director and advance expenses to the full extent permitted by the Delaware General Corporation Law.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Folgers was incorporated in Delaware in December 2007 as a wholly owned subsidiary of P&G. Folgers currently anticipates that it will effect the separation through either an exchange offer or a spin-off. In connection with the separation, Folgers and P&G will enter into a separation agreement that provides for the separation of their respective assets and businesses. The separation agreement also contains agreements relating to the initial relationship between Folgers and P&G following the separation. In addition, Folgers and P&G will enter into several ancillary agreements in connection with the separation, including a transition services agreement, a tax matters agreement, an employee matters agreement, an insurance matters agreement, an intellectual property matters agreement and a lease agreement. For a description of additional related party transactions, see “Management” and “The Separation Documents.”

Summaries of the separation agreement and the ancillary agreements are set forth in the section “The Separation Documents” and forms of these agreements are filed as exhibits to the registration statement of which this information statement forms a part. Except as described in “The Separation Documents,” these agreements will continue in accordance with their terms after completion of the separation.

WHERE YOU CAN FIND MORE INFORMATION

Before the date of this information statement, Folgers was not required to file reports with the SEC. This information statement, the registration statement 10 of which it forms a part (and the related exhibits), as well as all future materials Folgers files with the SEC may be read and copied at the SEC’s Public Reference Room or its internet website. The Public Reference Room is located at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at (800) SEC-0330. You may also obtain information by mail from the SEC at the above address, at prescribed rates.

The SEC also maintains a website that contains information filed electronically with the SEC. The address of that website is http://www.sec.gov.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of The Procter & Gamble Company

and the Board of Directors of The Folgers Coffee Company:

We have audited the combined balance sheets of The Folgers Coffee Company (the “Company”) as of June 30, 2007 and 2006, and the related combined statements of income, equity and cash flow for each of the three years in the period ended June 30, 2007. As discussed in Note 2, the combined financial statements have been carved-out from The Procter & Gamble Company’s consolidated financial statements to present the historical financial position, results of operations, and cash flows of The Procter & Gamble Company’s coffee business. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such combined financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2007 and 2006, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2007, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2, the combined financial statements of the Company include allocations of certain general corporate overhead costs from The Procter & Gamble Company. These costs may not be reflective of the actual level of costs which would have been incurred had the Company operated as a separate entity apart from The Procter & Gamble Company.

/s/ Deloitte & Touche LLP

Cincinnati, Ohio

March 20, 2008

THE FOLGERS COFFEE COMPANY

COMBINED STATEMENTS OF INCOME

Years ended June 30, 2007, 2006 and 2005

(Dollars in millions)

	Year Ended June 30, 2007	Year Ended June 30, 2006	Year Ended June 30, 2005
NET SALES	$1,643.8	$1,497.3	$1,446.6
Cost of products sold	1,025.5	951.4	813.8

GROSS MARGIN	618.3	545.9	632.8

Selling, general and administrative expense	241.7	288.4	270.2
Goodwill impairment	57.9	—	—

OPERATING INCOME	318.7	257.5	362.6

Interest expense	1.7	1.8	2.0

Non-operating expenses	—	—	—

EARNINGS BEFORE INCOME TAXES	317.0	255.7	360.6

Income taxes	134.3	94.9	134.1

NET INCOME	$182.7	$160.8	$226.5

See notes to combined financial statements.

THE FOLGERS COFFEE COMPANY

COMBINED BALANCE SHEETS

June 30, 2007 and 2006

(Dollars in millions)

	June 30, 2007	June 30, 2006
ASSETS
CURRENT ASSETS:
Restricted cash	$17.2	$10.9
Accounts receivable, net	95.4	88.1
Inventories
Material and supplies	50.3	49.2
Work in progress	14.2	13.8
Finished goods	59.3	55.6

Total inventories	123.8	118.6
Deferred income taxes	8.3	12.0
Prepaid and other current assets	11.0	11.7

Total current assets	255.7	241.3

PROPERTY, PLANT AND EQUIPMENT
Buildings	93.1	85.9
Machinery and equipment	583.2	565.1
Land	4.3	4.3

	680.6	655.3
Accumulated depreciation	(347.8)	(327.2)

NET PROPERTY, PLANT AND EQUIPMENT	332.8	328.1
GOODWILL	4.2	62.1
OTHER NONCURRENT ASSETS	25.4	24.4

Total assets	$618.1	$655.9

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Accounts payable	$39.0	$41.6
Accrued expenses and other liabilities	69.9	86.7
Debt due within one year	8.1	9.5

Total current liabilities	117.0	137.8
LONG-TERM DEBT	6.7	7.7
DEFERRED INCOME TAXES	40.6	38.8

Total liabilities	164.3	184.3

EQUITY:
Divisional equity	454.0	475.1
Accumulated other comprehensive income	(0.2)	(3.5)

Total equity	453.8	471.6

Total liabilities and equity	$618.1	$655.9

See notes to combined financial statements.

THE FOLGERS COFFEE COMPANY

COMBINED STATEMENTS OF EQUITY

Years ended June 30, 2007, 2006 and 2005

(Dollars in millions)

	Divisional Equity Excluding Accumulated Other Comprehensive Income	Accumulated Other Comprehensive Income	Total Equity
BALANCE AT JUNE 30, 2004	$437.4	$1.6	$439.0
Cash distribution to P&G, net	(206.2)	—	(206.2)
Net income	226.5	—	226.5
Hedging activity	—	14.6	14.6

BALANCE AT JUNE 30, 2005	457.7	16.2	473.9
Cash distribution to P&G, net	(143.4)	—	(143.4)
Net income	160.8	—	160.8
Hedging activity	—	(19.7)	(19.7)

BALANCE AT JUNE 30, 2006	475.1	(3.5)	471.6
Cash distribution to P&G, net	(203.8)	—	(203.8)
Net income	182.7	—	182.7
Hedging activity	—	3.3	3.3

BALANCE AT JUNE 30, 2007	$454.0	$(0.2)	$453.8

Note: Accumulated other comprehensive income is recorded net of tax of $0.1, $2.1 and $9.7 for fiscal 2007, fiscal 2006 and fiscal 2005, respectively.

See notes to combined financial statements.

THE FOLGERS COFFEE COMPANY

COMBINED STATEMENTS OF CASH FLOW

Years ended June 30, 2007, 2006 and 2005

(Dollars in millions)

	Year Ended June 30, 2007	Year Ended June 30, 2006	Year Ended June 30, 2005
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	$—	$—	$—

OPERATING ACTIVITIES
Net income	182.7	160.8	226.5
Depreciation and amortization	31.5	42.0	30.7
Change in deferred income taxes	3.6	(5.9)	(3.2)
Change in accounts receivable	(7.3)	(7.9)	(23.9)
Change in inventories	(5.2)	11.9	(21.8)
Change in other assets	4.7	(17.8)	10.5
Changes in accounts payable	(2.6)	8.8	0.6
Changes in accrued liabilities	(16.8)	(9.2)	13.4
Goodwill impairment	57.9	—	—

TOTAL OPERATING ACTIVITIES	248.5	182.7	232.8

INVESTING ACTIVITIES:
Capital expenditures	(42.4)	(42.7)	(36.0)
Capital retirements	4.0	2.5	13.3
Change in restricted cash	(6.3)	0.9	(3.9)

TOTAL INVESTING ACTIVITIES	(44.7)	(39.3)	(26.6)

FINANCING ACTIVITIES:
Distributions to P&G, net	(203.8)	(143.4)	(206.2)

TOTAL FINANCING ACTIVITIES	(203.8)	(143.4)	(206.2)

CHANGE IN CASH AND CASH EQUIVALENTS	—	—	—

CASH AND CASH EQUIVALENTS, END OF YEAR	$—	$—	$—

SUPPLEMENTAL DISCLOSURE:
Assets acquired through non-cash capital leases	$7.8	$7.0	$24.3
Interest paid associated with capital leases	1.7	1.8	2.0
Taxes paid (considered remitted to P&G in the period recorded)	134.3	94.9	134.1

See notes to combined financial statements.

THE FOLGERS COFFEE COMPANY

NOTES TO COMBINED FINANCIAL STATEMENTS

Fiscal years ended June 30, 2007, 2006 and 2005

(Dollars in millions, except as otherwise specified)

Note 1.    Nature of Operations

The Folgers Coffee Company (“Folgers”) is a wholly owned subsidiary of The Procter and Gamble Company (“P&G”). Folgers does not currently have any assets or liabilities and does not have any operations.

P&G intends to exit its coffee business by separating Folgers. At that time the coffee business will be transferred from P&G to Folgers. The structure P&G selects to effect the separation has not been determined. These financial statements were prepared in contemplation of the separation and transfer of the coffee business from P&G to Folgers.

Folgers primarily engages in sourcing, blending and roasting green coffee beans and packaging, marketing and distributing quality branded coffee products, including roast and ground and single serve coffee products.

Note 2.    Basis of Presentation

The Folgers combined financial statements reflect the historical financial position, results of operations and cash flow of the business to be transferred to Folgers by P&G as if the transfer had occurred prior to the periods presented. Prior to the separation, P&G has not accounted for Folgers as, and Folgers was not operated as, a stand-alone public company for the periods presented. Folgers’ historical financial statements have been “carved out” from P&G’s consolidated financial statements and reflect assumptions and allocations made by P&G. The combined financial statements do not fully reflect what Folgers’ financial position, results of operations and cash flow would have been had Folgers been a stand-alone public company during the periods presented. As a result, historical financial information is not necessarily indicative of what Folgers’ results of operations, financial position and cash flow will be in the future.

Folgers’ historical combined financial statements were prepared using P&G’s historical basis in the assets and liabilities of the Folgers business. Folgers’ historical combined financial statements include all revenues, costs, assets and liabilities directly attributable to the Folgers business. In addition, certain expenses reflected in the combined financial statements include allocations of corporate expenses from P&G, which in the opinion of management are reasonable (see further discussion in Note 4). All such costs and expenses have been deemed to have been paid by Folgers to P&G in the period in which the costs were recorded. Allocations of current income taxes are deemed to have been remitted, in cash, by or to P&G in the period the related income taxes were recorded. Amounts due to or from P&G have been classified within divisional equity.

The combined financial statements include Folgers and its subsidiaries. Intercompany transactions are eliminated.

Note 3.    Significant Accounting Policies

Use of Estimates

Preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the combined financial statements and accompanying notes. These estimates and assumptions are based on management’s best knowledge of current events and actions that Folgers may undertake in the future. Estimates are used in accounting for, among other items, consumer and trade promotion accruals, useful lives for property, plant and equipment and in-store equipment, future cash flow associated with goodwill and long-lived asset impairment testing, allocated pension/other post employment benefit costs, stock compensation, deferred tax assets and liabilities, potential income tax assessments and contingencies. Actual results may differ from these estimates and assumptions.

THE FOLGERS COFFEE COMPANY

NOTES TO COMBINED FINANCIAL STATEMENTS

Fiscal years ended June 30, 2007, 2006 and 2005

(Dollars in millions, except as otherwise specified)

Revenue Recognition

Sales are recognized when revenue is realized or realizable and has been earned. The revenue recorded includes shipping and handling costs, which generally are included in the invoice price to the customer. Folgers’ policy is to recognize revenue when title to the product, ownership and risk of loss are transferred to the customer, which can either be on the date of shipment or the date of receipt by the customer. A provision for payment discounts and product return allowances is recorded as a reduction of sales in the same period that the revenue is recognized. Trade promotions, consisting primarily of customer pricing allowances, merchandising funds and consumer coupons, are offered through various programs to customers and consumers. Sales are recorded net of trade promotion spending, which is recognized as incurred, generally at the time of the sale. Most of these arrangements have terms of approximately one year. Accruals for expected payments under these programs are included as accrued marketing and promotion expense in the accrued expenses and other liabilities line item in the combined balance sheets.

Costs of Products Sold

Cost of products sold is primarily comprised of direct materials and supplies consumed in the production of product, as well as production labor, depreciation expense and direct overhead expense necessary to acquire and convert the purchased materials and supplies into finished product. Cost of products sold also includes the cost to distribute products to customers, inbound freight costs, internal transfer costs, warehousing costs and other shipping and handling activity.

Selling, General and Administrative

Selling, general and administrative (SG&A) expense is primarily comprised of marketing expenses, selling expenses, research and development costs, administrative and other indirect overhead costs, depreciation expense on non-production assets and other miscellaneous operating items.

Research and development costs are expensed as incurred and were $13.7 in fiscal 2007, $16.6 in fiscal 2006 and $15.6 in fiscal 2005. Advertising costs, expensed as incurred, include television, print, radio, interactive, print media, Internet and in-store advertising expenses and were $87.5 in fiscal 2007, $77.0 in fiscal 2006 and $78.2 in fiscal 2005. Non-advertising related components of Folgers’ total marketing spending include (a) costs associated with consumer promotions, product sampling and sales aids, all of which are included in SG&A expense, and (b) coupons and customer trade funds, which are recorded as reductions to net sales.

Currency Translation

Financial positions and operating results of Canadian activities are measured using the local currency as the functional currency. The impact of foreign currency translation is not considered material.

Cash Flow Presentation

The statement of cash flow is prepared using the indirect method, which reconciles net earnings to cash flow from operating activities. These adjustments include the removal of timing differences between the occurrence of operating receipts and payments and their recognition in net income. The adjustments also remove cash flow from investing and financing activities, which are presented separately from operating activities. Cash flow from hedging activities is included in the same category as the items being hedged.

THE FOLGERS COFFEE COMPANY

NOTES TO COMBINED FINANCIAL STATEMENTS

Fiscal years ended June 30, 2007, 2006 and 2005

(Dollars in millions, except as otherwise specified)

Cash and Restricted Cash

As described in Note 4, Folgers has historically participated in P&G’s cash management system; accordingly all cash derived from or required for Folgers’ operations is applied to or against divisional equity. Amounts reflected in restricted cash in the balance sheet represent funds held on deposit at financial institutions within margin accounts held as collateral related to futures contracts for the purchase of green coffee beans.

Accounts Receivable

Receivables are recognized net of payment discounts, product return allowances and uncollectable allowances. The allowance for doubtful accounts was $0.5 and $0.5 as of June 30, 2007 and 2006, respectively.

Inventory

Inventory is stated at lower of cost or market. The carrying value of certain coffee bean inventory is determined based on the last in, first out (LIFO) method while all other inventory is valued using the first in, first out (FIFO) method.

Property, Plant and Equipment

Property, plant and equipment is recorded at historical cost reduced by accumulated depreciation. Depreciation expense is recognized over the assets’ estimated useful lives using the straight-line method. Machinery and equipment includes office furniture and fixtures (15 year life), computer equipment and capitalized software (3 to 5 year lives) and manufacturing equipment (3 to 20 year lives). Buildings are depreciated over an estimated useful life of 40 years. Estimated useful lives are periodically reviewed and, when appropriate, changes are made prospectively. When certain events or changes in operating conditions occur, asset lives may be adjusted and an impairment assessment may be performed on the recoverability of the carrying amounts.

In-Store Equipment

In-store equipment is primarily comprised of grinders, coffee brewers, racks and bins installed at retail customers as well as coffee brewers installed at locations maintained by commercial customers. Balances are recorded at historical cost and classified within other noncurrent assets net of accumulated amortization. Amortization expense is generally recognized over an estimated useful life of 3 years using the straight-line method. Estimated useful lives are periodically reviewed and, when appropriate, changes are made prospectively. When certain events or changes in operating conditions occur, asset lives may be adjusted and an impairment assessment may be performed on the recoverability of the carrying amounts.

Goodwill

Goodwill balances, resulting from business combinations accounted for under the purchase method, are allocated to reporting units expected to derive the benefits of the acquisition. Goodwill is not amortized, but is evaluated annually for impairment or when indicators of a potential impairment are present. The annual evaluation for impairment of goodwill is based on valuation models that incorporate internal projections of expected future cash flow and operating plans.

Stock Based Compensation

Prior to separation, certain employees of Folgers participate in P&G’s various share based incentive plans under which stock options awards may be granted to certain executives and management. See Note 10.

THE FOLGERS COFFEE COMPANY

NOTES TO COMBINED FINANCIAL STATEMENTS

Fiscal years ended June 30, 2007, 2006 and 2005

(Dollars in millions, except as otherwise specified)

Fair Values of Financial Instruments

Certain financial instruments are required to be recorded at fair value. The estimated fair values of such financial instruments (derivatives) have been determined using market information. Changes in assumptions or estimation methods could affect the fair value estimates. However, Folgers does not believe any such changes would have a material impact on its financial condition, results of operations or cash flow. The fair values of derivative instruments are disclosed in Note 9.

Hedging Activity

Hedging activities consist primarily of financial instruments utilized for hedging the price volatility of certain unpriced raw material contracts including green coffee beans. See Note 9 for further information.

New Accounting Pronouncements and Policies

Other than as described below, no new accounting pronouncement issued or effective during the fiscal year has had or is expected to have a material impact on the combined financial statements.

In July 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation (FIN) 48, “Accounting for Uncertainty in Income Taxes.” FIN 48 addresses the accounting and disclosure of uncertain tax positions. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Folgers adopted FIN 48 as of July 1, 2007, and the impact of adoption was not material to the financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards (“SFAS”) 157, “Fair Value Measures,” which establishes a framework for measuring fair value and expands disclosures about fair value measurements. Pursuant to FASB Financial Staff Position 157-2, the FASB issued a partial deferral of the implementation of SFAS 157 as it relates to all non-financial assets and liabilities where fair value is not already the required measurement attribute by other accounting standards. The remainder of SFAS 157 will be effective for Folgers on July 1, 2008. Folgers does not expect SFAS 157 to have a material impact on its financial statements.

In February 2007, the FASB issued SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115” (SFAS 115). SFAS 159 gives the option to carry most financial assets and liabilities at fair value, with changes recognized in earnings. SFAS 159 will be effective for Folgers in the fiscal year beginning July 1, 2008, although early adoption is permitted. Folgers is currently assessing the potential effect of SFAS 159 on its financial statements.

In December 2007, the FASB issued SFAS 141 (Revised), “Business Combinations” (SFAS 141R) and SFAS 160, “Noncontrolling Interests in Combined Financial Statements” (SFAS 160). SFAS 141R and SFAS 160 revise the method of accounting for a number of aspects of business combinations, including acquisition costs, contingencies (including contingent assets, contingent liabilities and contingent purchase price), the impacts of partial and step-acquisitions (including the valuation of net assets attributable to non-acquired minority interests), and post acquisition exit activities of acquired businesses. SFAS 141R and SFAS 160 will be effective for Folgers on July 1, 2009.

THE FOLGERS COFFEE COMPANY

NOTES TO COMBINED FINANCIAL STATEMENTS

Fiscal years ended June 30, 2007, 2006 and 2005

(Dollars in millions, except as otherwise specified)

Note 4.    Related Party Transactions

These statements reflect allocated expenses associated with centralized P&G support functions including: legal, accounting, tax, treasury, internal audit, information technology, human resources and other services. The costs associated with these generally include all payroll and benefit costs as well as overhead costs related to the support functions. P&G also allocated costs to Folgers associated with office facilities, corporate insurance coverage and medical, pension, post-retirement and other health plan costs attributed to Folgers employees participating in P&G sponsored plans. Allocations are based on a number of utilization measures including headcount, square footage and proportionate effort. Where determinations based on utilization are impracticable, P&G uses other methods and criteria such as net sales that are believed to be reasonable estimates of costs attributable to Folgers. All such amounts have been deemed to have been paid by Folgers to P&G in the period in which the costs were recorded.

Central treasury activities include the investment of surplus cash, the issuance, repayment and repurchase of short-term and long-term debt and interest rate management. All P&G funding to Folgers since inception has been accounted for as capital contributions from P&G and all cash remittances from Folgers to P&G have been accounted for as distributions to P&G. Accordingly, no debt or related interest charges from P&G are reflected in these combined financial statements. For all periods presented, Folgers had significant net positive cash flow, which has been accounted for as distributions to P&G.

Note 5.    Inventory

Inventories determined by the LIFO inventory method totaled $41.1 and $38.3 at June 30, 2007 and June 30, 2006, respectively. If the FIFO inventory method, which approximates replacement cost, had been used for these inventories, they would have been $52.0 and $49.8 higher at June 30, 2007 and June 30, 2006, respectively. LIFO liquidations did not have a material impact on cost of products sold in the fiscal years ended June 30, 2007, 2006 and 2005.

Note 6.    Goodwill

	Fiscal 2007	Fiscal 2006
Retail, beginning of year	$4.2	$4.2
Impairment charges	—	—

End of year	4.2	4.2

Millstone, beginning of year	57.9	57.9
Impairment charges	(57.9)	—

End of year	—	57.9

Combined Folgers goodwill net, beginning of year	62.1	62.1
Impairment charges	(57.9)	—

End of year	$4.2	$62.1

Folgers recognized a goodwill impairment charge of $57.9 during fiscal 2007 in its Millstone segment. In December 2006, Millstone’s contract with Safeway for Safeway Select private label packaged coffee was not

THE FOLGERS COFFEE COMPANY

NOTES TO COMBINED FINANCIAL STATEMENTS

Fiscal years ended June 30, 2007, 2006 and 2005

(Dollars in millions, except as otherwise specified)

renewed. Coffee shipments under this contract ended in July 2007. The loss of these sales combined with continued competitive pressures in the gourmet coffee market and on-going increased operating costs resulting from Hurricane Katrina resulted in expected negative cash flow for the Millstone segment for the foreseeable future. Therefore, Millstone’s goodwill was determined to be fully impaired.

In conjunction with the Millstone goodwill impairment, Folgers reviewed its remaining related assets. As a result, Folgers adjusted the remaining useful life of its store-set equipment installed at Safeway locations that it expected would not be recovered, resulting in $1.5 of accelerated amortization expense in fiscal 2007. Folgers also assessed the realizability of all other long-term Millstone dedicated assets (primarily store-set equipment and direct-store delivery trucks) and concluded that no other impairments existed as the estimated fair value of such items approximated carrying value.

There is no goodwill associated with the Commercial segment.

Note 7.    Supplemental Financial Information

Selected components of accrued expenses and other liabilities are set forth below:

	Fiscal 2007	Fiscal 2006
Marketing and promotion	$25.0	$46.3
Tax contingencies	22.7	17.0
Compensation expenses	10.1	9.4
Other	12.1	14.0

	$69.9	$86.7

Note 8.    Short-term and Long-term Debt

From time to time, Folgers enters into service and supply arrangements with certain vendors, pursuant to which vendors procure specialized machinery and equipment dedicated to satisfying minimum production levels which Folgers is obligated to purchase. Folgers accounts for such arrangements as capital leases in accordance with SFAS 13, “Accounting for Leases,” which requires the capitalization of related amounts in property, plant and equipment with an offsetting amount recorded as a liability. Folgers had total obligations of $14.8 ($8.1 due within one year; $6.7 long-term debt) and $17.2 ($9.5 due within one year; $7.7 long-term debt) as of June 30, 2007 and June 30, 2006, respectively.

Note 9.    Risk Management Activities

Folgers is exposed to market risks, primarily related to commodity prices. To manage the volatility related to these exposures, Folgers enters into various financial transactions, some of which qualify for hedge accounting under SFAS 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended and interpreted. The utilization of these financial transactions is governed by Folgers’ policies covering acceptable counterparty exposure, instrument types and other hedging practices. Folgers does not hold or issue derivative financial instruments for speculative trading purposes.

At inception, Folgers formally designates and documents qualifying instruments as hedges of underlying exposures. Folgers formally assesses, both at inception and at least quarterly on an ongoing basis, whether the financial instruments used in hedging transactions are effective at offsetting changes in the purchase price of the

THE FOLGERS COFFEE COMPANY

NOTES TO COMBINED FINANCIAL STATEMENTS

Fiscal years ended June 30, 2007, 2006 and 2005

(Dollars in millions, except as otherwise specified)

related underlying exposure. Fluctuations in the value of these instruments generally are offset by changes in the purchase price of the underlying exposures being hedged. This offset is driven by the high degree of effectiveness between the exposure being hedged and the hedging instrument. Any ineffective portion of a change in the fair value of a qualifying instrument is immediately recognized in earnings.

Commodity Price Management

Certain raw materials utilized in Folgers’ products or production processes are subject to price volatility caused by weather, supply conditions, political and economic variables and other unpredictable factors. The primary hedging programs are for hedging the variability of coffee prices in purchase contracts. In addition, Folgers hedges the purchase of packaging materials and other commodities. To manage the volatility related to anticipated purchases of certain of these materials, Folgers uses futures and options with maturities generally less than one year and swap contracts with maturities up to two years. Some of these market instruments are designated as cash flow hedges of the variability of commodity prices in purchase contracts under SFAS 133. The effective portion of the changes in fair values for these instruments is reported in accumulated other comprehensive income and reclassified into earnings in the same financial statement line item and in the same period or periods during which the hedged transactions affect earnings. Any ineffective portion is charged immediately to earnings.

The accumulated hedging gains/losses held in accumulated other comprehensive income were losses of $0.2 and $3.5 as of June 30, 2007 and 2006, respectively. All of the June 30, 2007 balances will be charged to earnings as inventory is sold over the next 12 months.

The effective portion of Folgers’ commodity hedging activity which qualified for hedge accounting treatment reflected in cost of products sold was a net loss of $6.2 for fiscal 2007 and a gain of $8.1 for fiscal 2006 and $17.7 for fiscal 2005. The ineffective portions of all qualifying hedges were immaterial for all years.

Additionally, certain hedges of coffee prices do not meet the requirements of SFAS 133, as a result the change in values for these hedges is immediately charged to net income. The amounts charged to net income as a component of cost of goods sold for these non-qualifying hedges were $1.0 gain, $10.1 loss and $0.2 gain for fiscal 2007, fiscal 2006 and fiscal 2005, respectively.

Credit Risk

Credit risk arising from the inability of a counterparty to meet the terms of Folgers’ financial instrument contracts, generally is limited to the amounts, if any, by which the counterparty’s obligations exceed its obligations to the counterparty. Folgers has not incurred and does not expect to incur material credit losses on its risk management or other financial instruments.

Foreign Currency Management

Folgers’ operations and sales activities are primarily located in the United States, with some operations in Canada. Transactions are primarily denominated in U.S. dollars. All green coffee bean contracts are denominated in U.S. dollars.

THE FOLGERS COFFEE COMPANY

NOTES TO COMBINED FINANCIAL STATEMENTS

Fiscal years ended June 30, 2007, 2006 and 2005

(Dollars in millions, except as otherwise specified)

Note 10.    Stock-Based Compensation

Certain of Folgers’ employees have been granted P&G stock options under P&G’s primary stock-based compensation plan. Under this plan, stock options are granted annually to key managers with exercise prices equal to the market price of the underlying common stock on the date of grant. Grants issued under this plan vest after three years and have a 10-year life. Grants issued from July 1998 through August 2002 vest after three years and have a 15-year life, while grants issued prior to July 1998 vest after one year and have a 10-year life. In addition to the grants made to key managers, a certain number of Folgers’ employees have been granted a small number of P&G stock options for which vesting terms and option periods are not substantially different. There are additionally other grants of small amounts of restricted stock and restricted stock units which are generally expensed at grant date.

Total stock-based compensation expense for stock option grants, restricted stock and restricted stock units was $3.6, $3.6 and $3.6 for fiscal 2007, fiscal 2006 and fiscal 2005, respectively.

In calculating the compensation expense for options granted, a Black-Scholes option-pricing model was utilized to estimate the fair value of each grant issued through December 31, 2004. Effective January 1, 2005, a binomial lattice-based model was utilized for the valuation of stock option grants. The utilization of the binomial lattice-based model did not have a significant impact on the valuation of stock options as compared to the Black-Scholes model. Assumptions utilized in the model, which are evaluated and revised, as necessary, to reflect market conditions and experience, were as follows:

Years ended June 30	Fiscal 2007	Fiscal 2006	Fiscal 2005
Interest rate	4.3%-4.8%	4.5%-4.7%	3.2%-4.5%
Weighted average interest rate	4.5%	4.6%	4.4%
Dividend yield	1.9%	1.9%	1.9%
Expected volatility	16%-20%	15%-20%	15%-20%
Weighted average volatility	19%	19%	20%
Expected life in years	9	9	9

Because lattice-based option valuation models incorporate ranges of assumptions for inputs, those ranges are disclosed in the preceding table. Expected volatilities are based on a combination of historical volatility of P&G common stock and implied volatilities of call options on P&G common stock. Folgers uses historical data to estimate option exercise and employee termination patterns within the valuation model. The expected term of options granted is derived from the output of the option valuation model and represents the average period of time that options granted are expected to be outstanding. The interest rate for periods within the contractual life of the options is based on the U.S. Treasury yield curve in effect at the time of grant.

THE FOLGERS COFFEE COMPANY

NOTES TO COMBINED FINANCIAL STATEMENTS

Fiscal years ended June 30, 2007, 2006 and 2005

(Dollars in millions, except as otherwise specified)

The following table summarizes stock option activity under the P&G plans as it relates to employees of Folgers:

Options and intrinsic value in thousands	Options	Weighted Avg. Exercise Price	Weighted Avg. Remaining Contractual Life in Years	Aggregate Intrinsic Value
Balance, June 30, 2004	1,827	$40.33
Granted	225	53.77
Exercised	(89)	29.84
Transfers In/(Out)	5	40.26

Balance, June 30, 2005	1,968	42.53	8.3	$20,340

Granted	222	59.75
Exercised	(104)	32.90
Transfers In/(Out)	(300)	42.43

Balance, June 30, 2006	1,786	45.30	7.6	$19,342

Granted	208	63.07
Exercised	(116)	37.45
Transfers In/(Out)	(390)	46.46

Balance, June 30, 2007	1,488	48.35	7.1	$19,470

Exercisable, June 30, 2005	1,107	37.04	8.2	$17,400
Exercisable, June 30, 2006	1,070	39.44	7.1	$17,301
Exercisable, June 30, 2007	934	42.12	6.2	$17,819

The weighted average grant-date fair value of options granted was $17.34, $16.32 and $14.46 per share in fiscal 2007, fiscal 2006 and fiscal 2005, respectively. The total intrinsic value of options exercised was $2.9, $2.6 and $2.2 in fiscal 2007, fiscal 2006 and fiscal 2005, respectively. The total grant-date fair value of options that vested during fiscal 2007, fiscal 2006 and fiscal 2005 was $4.3, $4.6 and $4.6, respectively.

At June 30, 2007, there was $3.7 of compensation cost that has not yet been recognized related to non-vested stock options. That cost is expected to be recognized over a remaining weighted average period of 1.9 years under the ongoing P&G plan. However, at the time of Folgers’ separation from P&G, these costs will be accelerated and recognized by P&G.

Note 11.    Post-retirement Benefits

Certain employees of Folgers participate in P&G’s defined contribution and post-retirement medical plans. These plans are accounted for by Folgers as multi-employer plans which require Folgers to expense its annual contributions.

P&G has defined contribution plans which cover the majority of its U.S. employees, including the employees of Folgers. These plans are fully funded. P&G generally makes contributions to participants’ accounts based on individual base salaries and years of service. For the primary U.S. defined contribution plan, the contribution rate is set annually. Total contributions for this plan approximated 15% of total participants’ annual wages and salaries in fiscal 2007, 2006 and 2005. Pension expenses allocated to Folgers were $11.0 in fiscal 2007, $11.0 in fiscal 2006 and $11.4 in fiscal 2005.

THE FOLGERS COFFEE COMPANY

NOTES TO COMBINED FINANCIAL STATEMENTS

Fiscal years ended June 30, 2007, 2006 and 2005

(Dollars in millions, except as otherwise specified)

P&G also provides certain other retiree benefits, primarily health care and life insurance, for the majority of the U.S. employees who become eligible for these benefits when they meet minimum age and service requirements. Generally, the health care plans require cost sharing with retirees and pay a stated percentage of expenses, reduced by deductibles and other coverages. Retiree benefits expenses allocated to Folgers were $2.3 in fiscal 2007, $3.1 in fiscal 2006 and $2.3 in fiscal 2005.

Note 12.    Income Taxes

Folgers is included in P&G’s consolidated tax return. Folgers accounts for income taxes under the separate return method. Under this approach, Folgers determines its tax liability and deferred tax assets and liabilities as if it were filing a separate tax return.

Under SFAS 109, “Accounting for Income Taxes,” income taxes are recognized for the amount of taxes payable for the current year and for the impact of deferred tax liabilities and assets, which represent future tax consequences of events that have been recognized differently in the financial statements than for tax purposes. Deferred tax assets and liabilities are established using the enacted statutory tax rates and are adjusted for any changes in such rates in the period of change.

The income tax provision consisted of the following:

Years ended June 30	Fiscal 2007	Fiscal 2006	Fiscal 2005
CURRENT TAX EXPENSE
U.S. federal	$123.3	$92.1	$127.2
U.S. state and local	10.1	9.6	12.0

	133.4	101.7	139.2
DEFERRED TAX EXPENSE
U.S. federal	0.8	(6.7)	(5.0)
U.S. state and local	0.1	(0.1)	(0.1)

	0.9	(6.8)	(5.1)

TOTAL TAX EXPENSE	$134.3	$94.9	$134.1

Current tax expense is considered paid as incurred.

A reconciliation of the U.S. federal statutory income tax rate to Folgers’ actual income tax rate is provided below:

Years ended June 30	Fiscal 2007	Fiscal 2006	Fiscal 2005
U.S. federal statutory income tax rate	35.0%	35.0%	35.0%
State and local taxes, net of federal benefit	2.1%	2.4%	2.1%
Tax impact of book goodwill write-off	5.7%	—	—
Other	(0.4)%	(0.3)%	0.1%

EFFECTIVE INCOME TAX RATE	42.4%	37.1%	37.2%

THE FOLGERS COFFEE COMPANY

NOTES TO COMBINED FINANCIAL STATEMENTS

Fiscal years ended June 30, 2007, 2006 and 2005

(Dollars in millions, except as otherwise specified)

Deferred income tax assets and liabilities were comprised of the following:

As of June 30	2007	2006
DEFERRED TAX ASSETS
Federal benefit of state taxes	$7.9	$5.9
Inventory	4.4	4.3
Accrued compensation and benefits	2.5	2.4
Accrued marketing and promotion expense	2.3	3.2
Goodwill and other intangible assets	1.2	—
Loss on financial transactions	—	2.7
Other	0.3	0.3

	18.6	18.8

DEFERRED TAX LIABILITIES
Fixed assets	$49.8	$44.0
Goodwill and other intangible assets	—	0.7
Gain on financial transactions	0.6	—
Other	0.5	0.9

	50.9	45.6

NET DEFERRED TAX LIABILITIES	$32.3	$26.8

Note 13.    Commitments and Contingencies

Purchase Commitments

Folgers has purchase commitments for materials, supplies, services and property, plant and equipment as part of the normal course of business. Commitments made under take-or-pay obligations are $1.3 for fiscal 2008. There are no commitments under take-or-pay obligations after fiscal 2008. Such amounts represent future purchases in line with expected usage to obtain favorable pricing. Due to the proprietary nature of many of Folgers’ materials and processes, certain supply contracts contain penalty provisions for early termination. Folgers does not expect to incur penalty provisions for early termination that would materially affect its financial condition, cash flow or results of operations.

Operating Leases

Folgers leases certain property and equipment for varying periods. Operating lease expense was $1.4, $1.3 and $1.2 in fiscal 2007, 2006 and 2005, respectively. Future minimum rental commitments under non-cancelable operating leases are as follows: fiscal 2008-$1.1, fiscal 2009-$0.4, fiscal 2010-$0.1, and $0.2 thereafter.

Guarantees

Folgers has not issued any financial guarantees on behalf of suppliers or customers.

Unionized Employees

Folgers has two unionized groups within its workforce, the UAW Local 1805 in New Orleans and the Local Lodge No. 778 of the International Association of Machinists & Aerospace Workers in Kansas City. These unions represent approximately 45% of the Folgers workforce.

THE FOLGERS COFFEE COMPANY

NOTES TO COMBINED FINANCIAL STATEMENTS

Fiscal years ended June 30, 2007, 2006 and 2005

(Dollars in millions, except as otherwise specified)

Litigation

Folgers is subject to various lawsuits and claims with respect to matters such as governmental regulations, income taxes and other actions arising out of the normal course of business. While considerable uncertainty exists, in the opinion of management and its counsel, the ultimate resolution of the various lawsuits and claims will not materially affect Folgers’ financial position, cash flow or results of operations.

Folgers is also subject to contingencies pursuant to environmental laws and regulations that in the future may require Folgers to take action to correct the effects on the environment of prior manufacturing and waste disposal practices. Based on currently available information, Folgers does not believe the ultimate resolution of environmental remediation will have a material adverse effect on its financial position, cash flow or results of operations.

Note 14.    Separation of the Coffee Business

P&G and Folgers intend to enter into several agreements to effect the separation and transfer of the coffee business from P&G and to govern their relationship following the planned separation. Among these agreements will be a transition services agreement under which P&G will provide certain services to Folgers for a limited period of time after the separation, and a tax matters agreement that will govern P&G’s and Folgers’ respective rights, responsibilities and obligations with respect to both pre- and post-separation periods. Under the tax matters agreement, unless Folgers receives the unqualified tax opinion described in the tax matters agreement, Folgers generally will be prohibited for a period of two years following the separation from taking certain strategic or capital raising actions, including, issuing, recapitalizing, repurchasing, redeeming or otherwise participating in acquisitions of its stock; amending its certificate of incorporation or other organizational documents to affect the voting rights of its stock; merging or consolidating with another entity, or liquidating or partially liquidating; discontinuing, selling, transferring or ceasing to maintain its active business; pre-paying, paying down, redeeming, retiring, repurchasing or otherwise acquiring any of its debt securities; or engaging in other actions or transactions that could jeopardize the reorganization status of the separation and certain related transactions. Under the tax matters agreement, Folgers generally will be liable for, and will be required to indemnify P&G and its affiliates against, any tax liabilities resulting from or related to the failure of the separation, together with certain related transactions, to qualify for U.S. federal income tax purposes as a reorganization under sections 355 and 368 of the Code, to the extent attributable to certain actions taken by or in respect of Folgers or any of its affiliates. Folgers intends to comply with the tax matters agreement. Folgers estimates that it is unlikely to have sufficient funds to satisfy its indemnification obligation to P&G under the tax matters agreement in the event of a taxable separation that is attributable to actions taken by Folgers or its affiliates.

Note 15.    Hurricane Katrina

Folgers produces most of its Retail and Millstone products at its facilities in New Orleans, Louisiana, which was adversely affected for about two months in fiscal 2006 by the impact of Hurricane Katrina in August 2005, resulting in a substantial decline in Folgers’ net sales for the first half of fiscal 2006 compared to the first half of fiscal 2005. Folgers’ production capacity was restored at the New Orleans facilities in November 2005 and full shipments to customers resumed in December 2005. In addition, Folgers incurred certain one-time expenses in fiscal 2006, which were proportionally allocated between the Retail and Millstone segments, to make repairs to and restart its New Orleans production facilities.

THE FOLGERS COFFEE COMPANY

NOTES TO COMBINED FINANCIAL STATEMENTS

Fiscal years ended June 30, 2007, 2006 and 2005

(Dollars in millions, except as otherwise specified)

P&G filed an insurance claim for business interruption and property damage (primarily including maintenance, repair and inventory loss) and recorded insurance receipts aggregating $32.8 in fiscal 2007 and $33.2 in fiscal 2006. The insurance receipts were recorded by Folgers within SG&A expense and were proportionally allocated between the Retail and Millstone segments. Although the Commercial segment has minor operations in New Orleans, its primary facilities are located in Kansas City; therefore the Commercial segment was not allocated any of the insurance receipts.

Note 16.    Segment Information

Folgers has three reportable segments: Retail, Commercial and Millstone. The Retail segment includes roast and ground coffee products, such as Folgers Classic Roast and Folgers Coffee House Series, single serve coffee products, such as Folgers Instant and Folgers Singles, and gourmet roast and ground coffee products, such as Folgers Gourmet Selections. The Commercial segment includes packaged, roast and ground coffee products sold to foodservice, offices, convenience stores and quick service and casual dining restaurants. The Millstone segment includes Millstone branded coffee, which is distributed primarily through a direct store delivery system to nearly 8,000 retail outlets.

Folgers’ top ten customers collectively represented 61%, 61% and 57% of total net sales in fiscal 2007, fiscal 2006 and fiscal 2005 respectively. Wal-Mart Stores Inc. and its affiliates, Retail’s largest customer, accounted for 29%, 28%, and 32% of total net sales in fiscal 2007, fiscal 2006 and fiscal 2005, respectively.

Folgers had net sales in the United States of $1,600.7, $1,456.4 and $1,413.5 in fiscal 2007, fiscal 2006 and fiscal 2005, respectively. Total long-lived tangible assets in the United States totaled $358.2 and $352.5 as of June 30, 2007 and 2006, respectively.

			Operating Income	Earnings Before Income Taxes	Net Income	Depreciation & Amortization	Capital Expenditures	Total Assets (as of June 30)
Segment Results		Net Sales
Retail	2007	$1,368.5	$359.4	$357.9	$206.3	$28.2	$37.9	$514.4
	2006	1,203.6	231.5	230.0	144.6	36.9	37.6	486.8
	2005	1,155.2	314.4	312.8	196.5	27.1	31.8	497.7

Commercial	2007	113.7	13.6	13.5	7.8	2.1	2.9	53.3
	2006	115.5	20.9	20.8	13.1	3.2	3.2	52.0
	2005	105.4	17.7	17.5	11.0	2.1	2.5	48.0

Millstone	2007	161.6	(54.3)	(54.4)	(31.4)	1.2	1.6	50.4
	2006	178.2	5.1	4.9	3.1	1.9	1.9	117.1
	2005	186.0	30.5	30.3	19.0	1.5	1.7	121.7

Total	2007	1,643.8	318.7	317.0	182.7	31.5	42.4	618.1
	2006	1,497.3	257.5	255.7	160.8	42.0	42.7	655.9
	2005	1,446.6	362.6	360.6	226.5	30.7	36.0	667.4

THE FOLGERS COFFEE COMPANY

NOTES TO COMBINED FINANCIAL STATEMENTS

Fiscal years ended June 30, 2007, 2006 and 2005

(Dollars in millions, except as otherwise specified)

Note 17. Quarterly Financial Data (Unaudited)

		Sept 30	Dec 31	Mar 31	June 30	Total
Net Sales	Fiscal 2007	$360.6	$499.9	$386.2	$397.1	$1,643.8
	Fiscal 2006	253.9	487.6	415.9	339.9	1,497.3

Gross Margin	Fiscal 2007	131.8	188.2	138.8	159.5	618.3
	Fiscal 2006	104.8	155.4	185.9	99.8	545.9

Operating Income	Fiscal 2007	56.3	56.8	109.3	96.3	318.7
	Fiscal 2006	20.4	76.7	132.5	27.9	257.5

Net Income	Fiscal 2007	35.4	29.2	62.6	55.5	182.7
	Fiscal 2006	12.6	48.0	83.0	17.2	160.8

Folgers recognized a goodwill impairment charge of $57.9 during the quarter ended December 31, 2006 related to the Millstone segment. P&G filed an insurance claim for business interruption and property damage (primarily including maintenance, repair and inventory loss) related to Hurricane Katrina. P&G recorded, within SG&A, insurance receipts associated with this claim aggregating $32.8 in the quarter ended March 31, 2007 and $33.2 in the quarter ended March 31, 2006.

THE FOLGERS COFFEE COMPANY

COMBINED STATEMENTS OF INCOME

Six months ended December 31, 2007 and 2006

(Unaudited)

(Dollars in millions)

	Six months ended December 31, 2007	Six months ended December 31, 2006
NET SALES	$936.7	$860.5
COSTS AND EXPENSES:
Cost of product sold	619.1	540.5

GROSS MARGIN	317.6	320.0

Selling, general and administrative expense	104.8	149.0
Goodwill impairment	—	57.9

OPERATING INCOME	212.8	113.1
Interest expense	0.5	0.9
Non-operating expenses	—	—

EARNINGS BEFORE INCOME TAXES	212.3	112.2
Income taxes	77.5	47.6

NET INCOME	$134.8	$64.6

See notes to unaudited combined financial statements.

THE FOLGERS COFFEE COMPANY

COMBINED BALANCE SHEETS

December 31, 2007 and June 30, 2007

(Unaudited)

(Dollars in millions)

	December 31, 2007	June 30, 2007
ASSETS
CURRENT ASSETS:
Restricted cash	$12.4	$17.2
Accounts receivable, net	136.3	95.4
Inventories
Material and supplies	86.9	50.3
Work in progress	19.8	14.2
Finished goods	78.0	59.3

Total inventories	184.7	123.8
Deferred income taxes	8.5	8.3
Prepaid and other current assets	6.9	11.0

Total current assets	348.8	255.7
PROPERTY, PLANT AND EQUIPMENT
Buildings	93.9	93.1
Machinery and equipment	587.7	583.2
Land	4.3	4.3

	685.9	680.6
Accumulated depreciation	(365.9)	(347.8)

NET PROPERTY, PLANT AND EQUIPMENT	320.0	332.8
GOODWILL	4.2	4.2
OTHER NONCURRENT ASSETS	24.8	25.4

Total assets	$697.8	$618.1

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Accounts payable	$51.5	$39.0
Accrued expenses and other liabilities	110.8	69.9
Debt due within one year	3.2	8.1

Total current liabilities	165.5	117.0
LONG-TERM DEBT	6.4	6.7
DEFERRED INCOME TAXES	43.4	40.6
TAX CONTINGENCIES	25.7	—

Total liabilities	241.0	164.3

EQUITY:
Divisional equity	455.8	454.0
Accumulated other comprehensive income	1.0	(0.2)

Total equity	456.8	453.8

Total liabilities and equity	$697.8	$618.1

See notes to unaudited combined financial statements.

THE FOLGERS COFFEE COMPANY

COMBINED STATEMENTS OF CASH FLOW

Six months ended December 31, 2007 and 2006

(Unaudited)

(Dollars in millions)

	Six months ended December 31, 2007	Six months ended December 31, 2006
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	$—	$—
OPERATING ACTIVITIES
Net earnings	134.8	64.6
Depreciation and amortization	15.9	14.5
Change in deferred income taxes	1.8	1.1
Change in accounts receivable	(40.9)	(36.0)
Change in inventories	(60.9)	(27.0)
Change in other assets	6.8	7.5
Changes in accounts payable	12.5	15.7
Changes in accrued liabilities	40.9	56.2
Change in other long-term liabilities	25.7	—
Goodwill impairment	—	57.9

TOTAL OPERATING ACTIVITIES	136.6	154.5

INVESTING ACTIVITIES:
Capital expenditures	(8.7)	(28.8)
Capital retirements	0.4	1.6
Change in restricted cash	4.8	0.1

TOTAL INVESTING ACTIVITIES	(3.5)	(27.1)

FINANCING ACTIVITIES:
Distributions to P&G, net	(133.1)	(127.4)

TOTAL FINANCING ACTIVITIES	(133.1)	(127.4)

CHANGE IN CASH AND CASH EQUIVALENTS	—	—

CASH AND CASH EQUIVALENTS, END OF PERIOD	$—	$—

SUPPLEMENTAL DISCLOSURE:
Assets acquired through non-cash capital leases	$—	$7.8
Interest paid associated with capital leases	.5	.9
Taxes paid (considered remitted to P&G in the period recorded)	77.5	47.6

See notes to unaudited combined financial statements.

THE FOLGERS COFFEE COMPANY

NOTES TO UNAUDITED COMBINED FINANCIAL STATEMENTS

Six months ended December 31, 2007 and 2006

(Dollars in millions, except as otherwise specified)

Note 1.    Basis of Presentation

The Folgers Coffee Company (“Folgers”) is a wholly owned subsidiary of The Procter & Gamble Company (“P&G”).

These unaudited combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP) for interim financial information. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, these unaudited combined financial statements contain all adjustments necessary to present fairly the financial position, results of operations and cash flow for the interim periods reported. However, such financial statements may not be fully representative of annual results.

These unaudited combined financial statements reflect the historical financial position, results of operations and cash flow of the business to be transferred to Folgers by P&G as if the transfer had occurred prior to the periods presented. Prior to the separation, P&G has not accounted for Folgers as, and Folgers was not operated as, a stand-alone public company for the periods presented. Folgers’ unaudited historical financial statements have been “carved out” from P&G’s consolidated financial statements and reflect assumptions and allocations made by P&G. The unaudited combined financial statements do not fully reflect what Folgers’ financial position, results of operations and cash flow would have been had Folgers been a stand-alone public company during the periods presented. As a result, historical financial information is not necessarily indicative of what Folgers’ results of operations, financial position and cash flow will be in the future.

Folgers’ unaudited historical combined financial statements were prepared using P&G’s historical basis in the assets and liabilities of the Folgers business. Folgers’ unaudited historical combined financial statements include all revenues, costs, assets and liabilities directly attributable to the Folgers business. In addition, certain expenses reflected in the unaudited combined financial statements include allocations of corporate expenses from P&G, which in the opinion of management are reasonable. All such costs and expenses have been deemed to have been paid by Folgers to P&G in the period in which the costs were recorded. Allocations of current income taxes are deemed to have been remitted, in cash, by or to P&G in the period the related income taxes were recorded. Amounts due to or from P&G have been classified within divisional equity.

Note 2.    New Accounting Pronouncements and Policies

On July 1, 2007, Folgers adopted Financial Accounting Standards Board (“FASB”) Financial Interpretation Number (“FIN”) 48, “Accounting for Uncertainty in Income Taxes”. FIN 48 addresses the accounting and disclosure of uncertain tax positions. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The difference between the tax benefit recognized in the financial statements for a position in accordance with FIN 48 and the tax benefit claimed in the tax return is referred to as an unrecognized tax benefit.

Folgers did not have a cumulative effect adjustment to beginning retained earnings as a result of the adoption of FIN 48. Folgers historically classified unrecognized tax benefits in accrued expenses and other liabilities. As a result of the adoption of FIN 48, unrecognized tax benefits not expected to be paid in the next 12 months were reclassified to tax contingencies.

The total amount of unrecognized tax benefits at July 1, 2007 is $19.1, excluding any related accruals for interest and penalties. Included in the total unrecognized tax benefits is $12.4 that, if recognized, would impact the effective tax rate in future periods. We recognize accrued interest and penalties

THE FOLGERS COFFEE COMPANY

NOTES TO UNAUDITED COMBINED FINANCIAL STATEMENTS

Six months ended December 31, 2007 and 2006

(Dollars in millions, except as otherwise specified)

related to unrecognized tax benefits in income tax expense. Accrued interest and penalties as of July 1, 2007 were $3.6 and zero, respectively. The amount of unrecognized tax benefits and related interests and penalties that are expected to be paid in the next 12 months are not material.

Folgers files income tax returns in multiple federal, state and local US jurisdictions. Folgers and all subsidiaries participate in the consolidated filings of P&G for Federal and most state jurisdictions. Folgers is subject to examination by the taxing authorities in these jurisdictions, with open tax years generally ranging from 2001 and forward. It is possible that the amount of unrecognized benefit with respect to certain future uncertain tax positions will significantly increase or decrease within the next 12 months. At this time, Folgers is not able to make a reasonable estimate of the range of impact on the balance of unrecognized tax benefits or the impact on the effective tax rate related to these items.

In connection with the separation, Folgers and P&G will enter into a tax matters agreement that will govern P&G’s and Folgers’ respective rights, responsibilities and obligations with respect to both pre- and post- separation periods, including, but not limited to, tax liabilities and benefits, the preparation and filing of tax returns, and the control of audits and other tax matters. P&G generally will be required under the tax matters agreement to indemnify Folgers for any taxes attributable to pre-separation periods.

Folgers is included in P&G’s consolidated tax return. Folgers accounts for income taxes under the separate return method. Under this approach, Folgers determines its tax liability and deferred tax assets and liabilities as if it were filing a separate tax return.

Note 3.    Stock Based Compensation

Total stock-based compensation expense for stock option grants, restricted stock and restricted stock units was $1.8 in the first six months of fiscal 2008 and $1.9 in the first six months of fiscal 2007.

Note 4.     Supplemental Financial Information

Selected components of accrued expenses and other liabilities as set forth below:

	December 31, 2007	June 30, 2007
Marketing and promotion	$89.7	$25.0
Tax contingencies	—	22.7
Compensation expenses	11.8	10.1
Other	9.3	12.1

	$110.8	$69.9

Note 5.    Hurricane Katrina

P&G recorded a final Hurricane Katrina insurance claim for $27.3 in the first six months of fiscal 2008. All filed claims relating to Hurricane Katrina have been closed and no further claims are expected to be filed by P&G or Folgers.

THE FOLGERS COFFEE COMPANY

NOTES TO UNAUDITED COMBINED FINANCIAL STATEMENTS

Six months ended December 31, 2007 and 2006

(Dollars in millions, except as otherwise specified)

Note 6.    Litigation

A class action lawsuit has been initiated in California on behalf of Millstone route drivers alleging violation of certain California wage and hour laws. In Folgers’ opinion, this class action is not reasonably likely to have a material adverse effect on Folgers’ combined financial position, results of operations or cash flow.

Note 7.    Segments

Folgers has three reportable segments: Retail, Commercial and Millstone. The Retail segment includes roast and ground coffee products, such as Folgers Classic Roast and Folgers Coffee House Series, single serve coffee products, such as Folgers Instant and Folgers Singles, and premium or gourmet roast and ground coffee products, such as Folgers Gourmet Selections and Dunkin’ Donuts® licensed retail packaged coffee products, which Folgers distributes through retail outlets via an exclusive licensing agreement. The Commercial segment includes packaged roast and gourmet coffee products sold to foodservice, office coffee, convenience stores and quick service and casual dining restaurants. The Millstone segment includes Millstone branded coffee, which is distributed primarily through a direct store delivery system to nearly 8,000 retail outlets as well as smaller label brands made exclusively for certain retailers.

	Six Months Ended December 31,							As of December 31,
		Net Sales	Operating Income	Earnings Before Income Taxes	Net Earnings	Depreciation & Amortization	Capital Expenditures	Total Assets
Retail	2007	$818.6	$198.9	$198.4	$126.0	$14.6	$8.0	$603.8
	2006	719.9	168.9	168.2	96.9	13.0	25.9	561.0

Commercial	2007	59.4	7.5	7.5	4.7	0.9	0.5	54.5
	2006	59.8	7.4	7.3	4.2	1.0	1.9	54.8

Millstone	2007	58.7	6.4	6.4	4.1	0.4	0.2	39.5
	2006	80.8	(63.2)	(63.3)	(36.5)	0.5	1.0	54.8

Total	2007	936.7	212.8	212.3	134.8	15.9	8.7	697.8
	2006	860.5	113.1	112.2	64.6	14.5	28.8	670.6

Note 8.     Quarterly Financial Data

		September 30	December 31	Total
Net Sales	Fiscal 2008	$401.0	$535.7	$936.7
	Fiscal 2007	360.6	499.9	860.5

Gross Margin	Fiscal 2008	138.2	179.4	317.6
	Fiscal 2007	131.8	188.2	320.0

Operating Income	Fiscal 2008	101.6	111.2	212.8
	Fiscal 2007	56.3	56.8	113.1

Net Income	Fiscal 2008	64.3	70.5	134.8
	Fiscal 2007	35.4	29.2	64.6

Folgers recognized a goodwill impairment charge of $57.9 during the quarter ended December 31, 2006 related to the Millstone segment. P&G filed an insurance claim for business interruption and property damage (primarily including maintenance, repair and inventory loss) related to Hurricane Katrina. P&G recorded, within SG&A, insurance receipts associated with this claim aggregating $27.3 million in the quarter ended September 30, 2007.